UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: December 31, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 –REFERENCE AND AUDITOR INFORMATION

Year	1 – Beginning date of the year	2 – Closing date of the year
1 – Current	01/01/2007	12/31/2007
2 – Previous	01/01/2006	12/31/2006
3 – The last but two	01/01/2005	12/31/2005
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes		10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça		12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in thousand)	1 – Current Quarter 12.31.2007	2 –Previous Quarter 12.31.2006	3 – Same Quarter of Last Year 12.31.2005
Paid-in Capital
1 – Common	479,911	479,757	479,757
2 – Preferred	0	0	0
3 – Total	479,911	479,757	479,757
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120 – Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	08/01/2007	Dividend	09/28/2007	ON	1.7558375580
02	RCA	02/27/2008	Dividend		ON	1,4979645300

01.09 - INVESTOR RELATIONS OFFICER

1- DATE 02.28.2008	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1	Total assets	6,442,445	5,672,472	5,330,760
1.01	Current assets	1,107,786	918,207	849,762
1.01.01	Cash and banks	17,803	26,393	249,452
1.01.02	Credits	1,085,251	891,463	598,786
1.01.02.01	Accounts receivable	0	0	0
1.01.02.02	Other receivables	1,085,251	891,463	598,786
1.01.02.02.01	Dividends and interest on shareholders’ equity	1,008,363	824,242	515,494
1.01.02.02.02	Financial investments	34,555	28,615	22,923
1.01.02.02.03	Recoverable taxes	31,899	28,655	60,369
1.01.02.02.04	Deferred taxes	10,107	9,951	0
1.01.02.02.05	Prepaid expenses	327	0	0
1.01.03	Material and supplies	0	0	0
1.01.04	Other	4,732	351	1,524
1.01.04.01	Derivatives contracts	0	0	1,124
1.01.04.02	Other credits	4,732	351	400
1.02	Noncurrent assets	5,334,659	4,754,265	4,480,998
1.02.01	Long-term assets	595,548	177,992	182,468
1.02.01.01	Other receivables	181,199	177,685	182,468
1.02.01.01.01	Financial investments	97,521	103,901	107,681
1.02.01.01.02	Recoverable taxes	2,787	2,787	2,787
1.02.01.01.03	Deferred taxes	79,038	70,997	72,000
1.02.01.01.04	Prepaid expenses	1,853	0	0
1.02.01.02	Related parties	414,342	0	0
1.02.01.02.01	Associated companies	5,032	0	0
1.02.01.02.02	Subsidiaries	409,310	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	7	307	0
1.02.01.03.01	Escrow deposits	7	7	0
1.02.01.03.02	Other credits	0	300	0
1.02.02	Permanent assets	4,739,111	4,576,273	4,298,530
1.02.02.01	Investments	4,732,232	4,575,504	4,298,189
1.02.02.01.01	Associated companies	0	0	0
1.02.02.01.02	Associated companies - goodwill	0	0	0
1.02.02.01.03	Permanent equity interests	3,077,514	3,126,322	2,976,208
1.02.02.01.04	Permanent equity interests - goodwill	1,654,718	1,448,410	1,321,981
1.02.02.01.05	Other investments	0	772	0
1.02.02.02	Property, plant and equipment	467	493	137
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred charges	6,412	276	204

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2	Total liabilities and shareholders' equity	6,442,445	5,672,472	5,330,760
2.01	Current liabilities	762,251	782,977	500,815
2.01.01	Loans and financing	0	8,406	0
2.01.01.01	Interest on debts	0	120	0
2.01.01.02	Loans and financing	0	8,286	0
2.01.02	Debentures	15,983	0	0
2.01.02.01	Interest on debentures	15,983	0	0
2.01.03	Suppliers	14,029	6,387	1,908
2.01.04	Taxes and social contributions payable	273	291	16,625
2.01.05	Dividends and interest on equity	730,634	726,798	482,211
2.01.06	Reserves	0	0	0
2.01.07	Related parties	0	0	0
2.01.08	Other	1,332	41,095	71
2.01.08.01	Accrued liabilities	96	45	8
2.01.08.02	Derivative contracts	22	40,141	0
2.01.08.03	Other	1,214	909	63
2.02	Noncurrent liabilities	725,360	23,218	33,897
2.02.01	Long-term liabilities	725,360	23,218	33,897
2.02.01.01	Loans and financing	183,756	0	0
2.02.01.01.01	Loans and financing	171,251	0	0
2.02.01.01.02	Interest on loans and financing	12,505	0	0
2.02.01.02	Debentures	450,000	0	0
2.02.01.03	Reserves	43,691	23,218	8,533
2.02.01.03.01	Reserve for contingencies	43,691	23,218	8,533
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advances for future capital increase	0	0	0
2.02.01.06	Other	47,913	0	25,364
2.02.01.06.01	Derivative contracts	47,913	0	25,364
2.02.02	Deferred income	0	0	0
2.04	Shareholders’ equity	4,954,834	4,866,277	4,796,048
2.04.01	Capital	4,741,175	4,734,790	4,734,782
2.04.01.01	Capital	4,741,175	4,734,790	4,734,790
2.04.01.02	Treasury shares	0	0	(8)
2.04.02	Capital reserves	16	16	0
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiary/associated companies	0	0	0
2.04.04	Profit reserves	213,643	131,471	61,266
2.04.04.01	Legal reserves	213,643	131,471	61,266
2.04.04.02	Statutory reserves	0	0	0

1 – Code	2 - Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Profit retention	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other revenue reserve	0	0	0
2.04.05	Retained earnings	0	0	0
2.04.06	Advance for future capital increase	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.01	Operating revenues	0	0	0
3.02	Deductions	0	0	0
3.03	Net operating revenues	0	0	0
3.04	Cost of sales and/or services	0	0	0
3.05	Gross operating income	0	0	0
3.06	Operating income	1,858,788	1,533,537	861,523
3.06.01	Selling	0	0	0
3.06.02	General and administrative	(24,475)	(18,934)	(9,327)
3.06.03	Financial	26,294	103,528	(45,968)
3.06.03.01	Financial income	212,939	228,136	219,838
3.06.03.01.01	Financial income	21,070	86,136	47,316
3.06.03.01.02	Interest on shareholders’ equity – income	191,869	142,000	172,522
3.06.03.02	Financial expense	(186,645)	(124,608)	(265,806)
3.06.03.02.01	Financial expense	(74,847)	(38,170)	(23,457)
3.06.03.02.02	Interest on shareholders’ equity –	0	0	(186,215)
	expense
3.06.03.02.03	Goodwill amortization	(111,798)	(86,438)	(56,134)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expense	0	0	0
3.06.06	Equity in subsidiaries	1,856,969	1,448,943	916,818
3.07	Operating income	1,858,788	1,533,537	861,523
3.08	Nonoperating income (expense)	(876)	60,349	(649)
3.08.01	Nonoperating income	3,309	62,747	9
3.08.02	Nonoperating expense	(4,185)	(2,398)	(658)
3.09	Income before taxes on income and extraordinary item	1,857,912	1,593,886	860,874
3.10	Income tax and social contribution	(30,803)	(56,739)	(160)
3.10.01	Social contribution	(5,998)	(12,837)	0
3.10.02	Income tax	(24,805)	(43,902)	(160)
3.11	Deferred income tax	8,196	8,949	72,000
3.11.01	Deferred social contribution	(1,367)	4,297	13,000
3.11.02	Deferred income tax	9,563	4,652	59,000
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on shareholders equity	(191,869)	(142,000)	13,693
3.15	Net income	1,643,436	1,404,096	946,407
	SHARES OUTSTANDING EX- TREASURY STOCK	479,911	479,757	479,757

1 - Code	2 – Description	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
	NET INCOME PER SHARES	3.42446	2.92668	1.97268
	LOSS PER SHARES

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
4.01	Sources of funds	2,260,517	1,569,215	910,205
4.01.01	From operations	(100,395)	(3,697)	18,804
4.01.01.01	Net income	1,643,436	1,404,096	946,407
4.01.01.02	Items not affecting working capital	(1,743,831)	(1,407,793)	(927,603)
4.01.01.02.01	Depreciation and amortization	111,898	86,446	56,134
4.01.01.02.02	Reserve for contingencies	20,473	14,685	8,533
4.01.01.02.03	Long term interest and monetary and exchange variation	(30,984)	11,715	(11,685)
4.01.01.02.04	Unrealized losses (gains) on derivative contracts	23,257	0	8,186
4.01.01.02.05	Equity in subsidiaries	(1,856,969)	(1,448,943)	(916,818)
4.01.01.02.06	Losses (gains) on disposal of property, plant and equipment and investments	(3,309)	(62,747)	47
4.01.01.02.07	Deferred taxes - assets and liabilities	(8,197)	(8,949)	(72,000)
4.01.02	From shareholders	0	0	17,258
4.01.03	From third parties	2,360,912	1,572,912	874,143
4.01.03.01	Long-term financing and debentures	450,000	0	0
4.01.03.02	Transfer from noncurrent to current assets	484	9,951	0
4.01.03.03	Dividend and interest on equity from subsidiaries	1,889,414	1,452,410	874,143
4.01.03.04	Capital reduction in subsidiary	12,400	20,628	0
4.01.03.05	Sales of permanent assets	2,635	89,899	0
4.01.03.06	Sales of treasury shares	0	24	0
4.01.03.07	Other	5,979	0	0
4.02	Uses of funds	2,050,212	1,782,932	1,015,341
4.02.01	Purchase of interest in subsidiaries	2,582	415,000	2,837
4.02.02	Increase in property, plant and equipment	74	101	137
4.02.03	Capital increase in subsidiaries	0	0	453
4.02.04	Financial investments	(37,068)	7,935	95,996
4.02.05	Transfer from long-term to current liabilities	0	25,363	13,840
4.02.06	Dividends and interest on shareholders equity	1,561,264	1,333,891	899,087
4.02.07	Reversal of subsidiaries dividends	100,642	0	0
4.02.08	Transfer from current to noncurrent assets	0	0	2,787
4.02.09	Additions to deferred charges	6,136	335	204
4.02.10	Intercompany loans	5,031	0	0
4.02.11	Escrow deposits	0	7	0
4.02.12	Advance for future capital increase	409,368	0	0
4.02.13	Other	2,183	300	0
4.03	(Decrease) Increase in working capital	210,305	(213,717)	(105,136)
4.04	Increase in current assets	189,579	68,445	227,037
4.04.01	Beginning of the year	918,207	849,762	622,725
4.04.02	End of the year	1,107,786	918,207	849,762

1 - Code	2 - Description	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
4.05	Increase (decrease) in current liabilities	(20,726)	282,162	332,173
4.05.01	Beginning of the year	782,977	500,815	168,642
4.05.02	End of the year	762,251	782,977	500,815

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2007 TO DECEMBER 31, 2007 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	4,734,790	16	0	131,471	0	4,866,277
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase / decrease	6,385	0	0	0	0	6,385
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	1,643,436	1,643,436
5.07	Allocation of income	0	0	0	82,172	(1,643,436)	(1,561,264)
5.07.01	Statutory reserve	0	0	0	82,172	(82,172)	0
5.07.02	Interim dividend	0	0	0	0	(842,375)	(842,375)
5.07.03	Proposed dividend	0	0	0	0	(718,889)	(718,889)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,741,175	16	0	213,643	0	4,954,834

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2006 TO DECEMBER 31, 2006 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	4,734,782	0	0	61,266	0	4,796,048
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase / decrease	0	0	0	0	0	0
5.04	Reserve realization	0	16	0	0	0	16
5.05	Treasury shares	8	0	0	0	0	8
5.06	Net income for the year	0	0	0	0	1,404,096	1,404,096
5.07	Allocation of income	0	0	0	70,205	(1,404,096)	(1,333,891)
5.07.01	Statutory reserve	0	0	0	70,205	(70,205)	0
5.07.02	Interim dividend	0	0	0	0	(611,981)	(611,981)
5.07.03	Proposed dividend	0	0	0	0	(721,910)	(721,910)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,734,790	16	0	131,471	0	4,866,277

05.03 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2005 TO DECEMBER 31, 2005 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	4,082,036	0	0	13,946	0	4,095,982
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase / decrease	652,754	0	0	0	0	652,754
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	(8)	0	0	0	0	(8)
5.06	Net income for the year	0	0	0	0	946,407	946,407
5.07	Allocation of income	0	0	0	47,320	(946,407)	(899,087)
5.07.01	Statutory reserve	0	0	0	47,320	(47,320)	0
5.07.02	Interim dividend	0	0	0	0	(323,677)	(323,677)
5.07.03	Interim interest on equity	0	0	0	0	(76,920)	(76,920)
5.07.04	Proposed dividend	0	0	0	0	(389,195)	(389,195)
5.07.05	Proposed interest on equity	0	0	0	0	(109,295)	(109,295)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,734,782	0	0	61,266	0	4,796,048

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1	Total assets	15,595,769	14,048,781	13,689,901
1.01	Current assets	4,076,064	3,695,728	3,770,291
1.01.01	Cash and banks	1,106,308	630,250	1,029,241
1.01.02	Credits	2,107,427	2,430,624	1,957,890
1.01.02.01	Accounts receivable	2,107,427	2,430,624	1,957,890
1.01.02.01.01	Consumers, concessionaires and licensees	1,817,788	2,124,968	1,800,556
1.01.02.01.02	Dividend and interest on shareholders’ equity	0	16,755	0
1.01.02.01.03	Financial investments	35,039	28,615	22,923
1.01.02.01.04	Recoverable taxes	181,754	170,953	188,772
1.01.02.01.05	(-) Allowance for doubtful accounts	(95,639)	(99,609)	(54,361)
1.01.02.01.06	Deferred taxes	168,485	188,942	0
1.01.02.02	Other credits	0	0	0
1.01.03	Material and supplies	14,812	16,008	9,203
1.01.04	Other	847,517	618,846	773,957
1.01.04.01	Deferred tariff cost variations	532,449	334,353	486,384
1.01.04.02	Prepaid expenses	202,721	191,239	149,352
1.01.04.03	Derivatives contracts	995	0	3,644
1.01.04.04	Other credits	111,352	93,254	134,577
1.02	Noncurrent assets	11,519,705	10,353,053	9,919,610
1.02.01	Long-term assets	2,555,327	2,046,088	2,583,634
1.02.01.01	Other credits	1,576,458	1,280,738	1,834,719
1.02.01.01.01	Consumers, concessionaires and licensees	215,014	165,183	530,423
1.02.01.01.02	Financial investments	97,521	103,901	108,531
1.02.01.01.03	Recoverable taxes	99,947	103,049	77,324
1.02.01.01.04	Deferred taxes	1,163,976	908,605	1,118,441
1.02.01.02	Related parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	978,869	765,350	748,915
1.02.01.03.01	Escrow deposits	498,044	81,846	62,559
1.02.01.03.02	Deferred tariff cost variations	205,894	512,678	510,277
1.02.01.03.03	Prepaid expenses	43,111	28,769	38,187
1.02.01.03.04	Other	231,820	142,057	137,892
1.02.02	Permanent assets	8,964,378	8,306,965	7,335,976
1.02.02.01	Investments	2,705,692	3,092,648	3,095,162
1.02.02.01.01	Associated companies	0	0	0

1 - Code	2 – Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
1.02.01.01.02	Associated companies - goodwill	0	0	0
1.02.01.01.03	Investments in subsidiaries	0	0	0
1.02.01.01.04	Investments in subsidiaries – goodwill	1,868,116	2,345,474	2,299,646
1.02.01.01.05	Other investments	837,576	747,174	795,516
1.02.02.02	Property, plant and equipment	6,196,046	5,162,543	4,200,769
1.02.02.02.01	Property, plant and equipment	7,115,143	5,953,930	4,841,766
1.02.02.02.02	(-) Special obligation linked to the concession	(919,097)	(791,387)	(640,997)
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred charges	62,640	51,774	40,045

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2	Total liabilities and shareholders' equity	15,595,769	14,048,781	13,689,901
2.01	Current liabilities	4,217,536	3,785,275	4,139,282
2.01.01	Loans and financing	921,840	687,975	1,245,946
2.01.01.01	Accrued interest on debts	59,135	29,859	47,931
2.01.01.02	Loans and financing	862,705	658,116	1,198,015
2.01.02	Debentures	226,141	225,430	368,440
2.01.02.01	Accrued interest on debentures	71,524	66,178	94,948
2.01.02.02	Debentures	154,617	159,252	273,492
2.01.03	Suppliers	867,954	854,161	782,233
2.01.04	Taxes and social contributions payable	604,093	522,758	474,960
2.01.05	Dividends and interest on equity	743,628	732,518	489,263
2.01.06	Reserves	765	0	0
2.01.06.01	Reserve for contingencies	765	0	0
2.01.07	Due to related parties	0	0	0
2.01.08	Other	853,115	762,433	778,440
2.01.08.01	Employee pension plans	64,484	86,715	121,048
2.01.08.02	Regulatory charges	68,696	105,013	30,945
2.01.08.03	Accrued liabilities	43,987	53,998	29,490
2.01.08.04	Deferred tariff gains variations	230,038	162,350	262,764
2.01.08.05	Derivative contracts	18,187	50,664	39,928
2.01.08.06	Other	427,723	303,693	294,265
2.02	Noncurrent liabilities	6,335,270	5,395,195	4,754,571
2.02.01	Long-Term liabilities	6,335,270	5,395,195	4,754,571
2.02.01.01	Loans and financing	2,891,161	2,475,548	1,807,465
2.02.01.01.01	Accrued Interest on debts	26,057	2,550	0
2.02.01.01.02	Loans and financing	2,865,104	2,472,998	1,807,465
2.02.01.02	Debentures	2,208,472	1,779,445	1,556,599
2.02.01.03	Reserves	116,412	103,711	214,969
2.02.01.03.01	Reserve for contingencies	116,412	103,711	214,969
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	1,119,225	1,036,491	1,175,538
2.02.01.06.01	Suppliers	223	0	201,982
2.02.01.06.02	Employee pension plans	656,040	773,646	793,343
2.02.01.06.03	Taxes and social contributions payable	16,529	39,741	31,110
2.02.01.06.04	Deferred tariff gains variations	68,389	71,069	11,976
2.02.01.06.05	Derivative contracts	158,552	24,094	29,635
2.02.01.06.06	Other	219,492	127,941	107,492
2.02.02	Deferred income	0	0	0
2.03	Non-controlling shareholders’ interest	88,129	2,034	0
2.04	Shareholders’ equity	4,954,834	4,866,277	4,796,048
2.04.01	Capital	4,741,175	4,734,790	4,734,782

1 - Code	2 – Description	3 - 12/31/2007	4 - 12/31/2006	5 - 12/31/2005
2.04.01.01	Capital	4,741,175	4,734,790	4,734,790
2.04.01.02	Treasury shares	0	0	(8)
2.04.02	Capital reserves	16	16	0
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiary/associated companies	0	0	0
2.04.04	Profit reserves	213,643	131,471	61,266
2.04.04.01	Legal reserves	213,643	131,471	61,266
2.04.04.02	Statutory reserves	0	0	0
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Profit retention	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other revenue reserves	0	0	0
2.04.05	Accumulated deficit	0	0	0
2.04.06	Advance for future capital increase	0	0	0

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.01	Operating revenues	14,207,384	12,227,052	10,907,058
3.02	Deductions from operating revenues	(4,797,849)	(4,315,102)	(3,914,784)
3.02.01	ICMS (State VAT)	(2,477,084)	(2,165,696)	(1,911,382)
3.02.02	PIS (Tax on Revenue)	(242,315)	(195,694)	(176,895)
3.02.03	COFINS (Tax on Revenue)	(1,105,550)	(904,484)	(808,786)
3.02.04	ISS (Tax on Service Revenue)	(1,749)	(1,209)	(901)
3.02.05	Global reversal reserve	(52,250)	(42,904)	(41,029)
3.02.06	Fuel consumption account - CCC	(425,860)	(554,275)	(392,454)
3.02.07	Energy development account - CDE	(398,427)	(370,182)	(272,842)
3.02.08	Research and Development and Energy Efficiency Programs	(94,565)	(77,605)	(81,342)
3.02.09	Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”)	(49)	(3,053)	(229,153)
3.03	Net operating revenues	9,409,535	7,911,950	6,992,274
3.04	Cost of electric energy services	(5,538,946)	(4,910,362)	(4,651,084)
3.04.01	Electric energy purchased for resale	(4,052,280)	(3,419,197)	(3,174,765)
3.04.02	Electric energy network usage charges	(702,781)	(774,077)	(757,186)
3.04.03	Personnel	(263,169)	(242,678)	(199,669)
3.04.04	Employee pension plans	46,887	7,470	(90,362)
3.04.05	Material	(49,664)	(39,189)	(33,990)
3.04.06	Outsourced services	(134,045)	(111,177)	(98,030)
3.04.07	Depreciation and amortization	(341,492)	(297,482)	(273,154)
3.04.08	Other	(35,961)	(12,638)	(12,029)
3.04.09	Cost of services rendered to third parties	(6,441)	(21,394)	(11,899)
3.05	Gross operating income	3,870,589	3,001,588	2,341,190
3.06	Operating expenses/income	(1,363,428)	(880,334)	(1,100,840)
3.06.01	Sales and marketing	(428,053)	(244,231)	(197,510)
3.06.02	General and administrative	(353,904)	(314,409)	(266,927)
3.06.03	Financial income (expense)	(514,388)	(289,345)	(519,811)
3.06.03.01	Financial income	380,013	637,635	576,808
3.06.03.02	Financial expenses	(894,401)	(926,980)	(1,096,619)
3.06.03.02.01	Interest on shareholders’ equity (expense)	(141)	0	(190,551)
3.06.03.02.02	Goodwill amortization	(143,646)	(138,882)	(117,561)
3.06.03.02.03	Financial expenses	(750,614)	(788,098)	(788,507)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	(67,083)	(32,349)	(116,592)
3.06.05.01	Merged goodwill amortization	(34,423)	(12,962)	(8,148)
3.06.05.02	Other operating expense	(32,660)	(19,387)	(108,444)
3.06.06	Equity in subsidiaries	0	0	0
3.07	Operating income	2,507,161	2,121,254	1,240,350
3.08	Nonoperating income (expense)	(30,647)	49,837	(360)
3.08.01	Nonoperating income	6,387	73,877	10,508

1 – Code	2 - Description	3 - 01/01/2007 to 12/31/2007	4 - 01/01/2006 to 12/31/2006	5 - 01/01/2005 to 12/31/2005
3.08.02	Nonoperating expense	(37,034)	(24,040)	(10,868)
3.09	Income before taxes on income and extraordinary item	2,476,514	2,171,091	1,239,990
3.10	Income tax and social contribution	(762,446)	(650,034)	(388,795)
3.10.01	Social contribution	(202,083)	(172,998)	(101,787)
3.10.02	Income tax	(560,363)	(477,036)	(287,008)
3.11	Deferred income tax and social contribution	(65,579)	(84,229)	52,462
3.11.01	Social contribution	(30,390)	(14,820)	9,415
3.11.02	Income tax	(35,189)	(69,409)	43,047
3.12	Statutory profit sharing/contributions	0	(32,559)	(32,559)
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	(32,559)	(32,559)
3.12.02.01	Extraordinary items net of tax effects	0	(32,559)	(32,559)
3.13	Reversal of interest on shareholders’ equity	141	0	190,551
3.14	Non-controlling interest	(5,194)	(173)	(40,371)
3.15	Net income	1,643,436	1,404,096	1,021,278
	SHARES OUTSTANDING EX-TREASURY STOCK	479,911	479,757	479,757
	NET INCOME PER SHARES	3.42446	2.92668	1.97268
	LOSS PER SHARES

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
4.01	Sources of funds	4,597,315	4,899,127	2,440,839
4.01.01	From operations	2,222,811	1,763,891	1,311,633
4.01.01.01	Net income	1,643,436	1,404,096	1,021,278
4.01.01.02	Items not affecting working capital	579,375	359,795	290,355
4.01.01.02.01	Non-controlling shareholders’ interest	5,194	232	40,371
4.01.01.02.02	Monetary restatement of regulatory rationing assets	(19,740)	(124,952)	(243,800)
4.01.01.02.03	Provision for losses on realization of regulatory rationing assets	0	0	91,805
4.01.01.02.04	2003 Tariff review	0	(10,402)	(28,441)
4.01.01.02.05	Other regulatory asset	(21,962)	415	(38,729)
4.01.01.02.06	Depreciation and amortization	548,161	474,714	427,958
4.01.01.02.07	Reserve for contingencies	11,704	(86,117)	74,494
4.01.01.02.08	Long-term interest and monetary and exchange variations	(25,294)	(10,157)	(89,148)
4.01.01.02.09	Unrealized losses (gains) on derivative contracts	98,890	22,845	(15,061)
4.01.01.02.10	Pension plan costs	(46,887)	39,597	124,853
4.01.01.02.11	Losses (gains) on disposal of property, plant and equipment and investments	24,288	(45,411)	156
4.01.01.02.12	Deferred taxes - assets and liabilities	18,343	90,064	(84,685)
4.01.01.02.13	Research and Development and Energy Efficiency Programs	1,647	10,863	24,578
4.01.01.02.14	Other	(14,969)	(1,896)	6,004
4.01.02	From shareholders	2,238	0	17,258
4.01.02.01	Capital contribution	1,757	0	17,258
4.01.02.02	Capital contribution – conversion of treasury shares	481	0	0
4.01.03	From third parties	2,372,266	3,135,236	1,111,948
4.01.03.01	Long-term financing and debentures	1,691,582	2,080,081	544,028
4.01.03.02	Transfer from noncurrent to current assets	102,911	692,424	356,150
4.01.03.03	Increase net noncurrent asset by subsidiary acquisition	25,074	63,653	0
4.01.03.04	Special obligations	65,917	56,209	23,371
4.01.03.05	Sale of permanent equity interest	0	0	1,225
4.01.03.06	Sale of permanent assets	24,091	94,517	18,261
4.01.03.07	Transfers from noncurrent to current – CVA, net	354,823	144,470	162,625
4.01.03.08	Advance for future capital increase	82,597	0	0
4.01.03.09	Sale of treasury shares	0	24	0
4.01.03.10	Other	25,271	3,858	6,288
4.02	Uses of funds	4,649,241	4,619,683	2,984,340
4.02.01	Purchase of interest in subsidiaries	418,334	627,327	6,829
4.02.02	Increase in property, plant and equipment	1,132,757	797,235	626,537
4.02.03	Financial investments	25,717	26,996	105,254
4.02.04	Advance energy purchase agreements	27,474	0	0
4.02.05	Transfer from long-term to current liabilities	929,274	1,705,597	1,135,464

1 - Code	2 – Description	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
4.02.06	Dividends and interest on equity	1,561,595	1,333,995	917,985
4.02.07	Transfer from current to noncurrent assets	18,921	65,058	83,889
4.02.08	Additions to deferred charges	33,794	12,622	7,102
4.02.09	Escrow deposits	376,505	38,171	78,704
4.02.10	Net noncurrent asset merging	0	2,219	0
4.02.11	Other	124,870	10,463	22,576
4.03	Decrease (increase) in working capital	(51,926)	279,444	(543,501)
4.04	Increase (decrease) in current assets	380,335	(74,563)	547,626
4.04.01	Current assets beginning of the year	3,695,728	3,770,291	3,222,665
4.04.02	Current assets end of the year	4,076,063	3,695,728	3,770,291
4.05	Increase (decrease) in current liabilities	432,261	(354,007)	1,091,127
4.05.01	Current liability end of prior year	3,785,275	4,139,282	3,048,155
4.05.02	Current liability end of end of year	4,217,536	3,785,275	4,139,282

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
CPFL Energia S.A.
Campinas - SP

1. We have examined the accompanying balance sheets of CPFL Energia S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and the related statements of income, changes in shareholders´ equity and changes in financial position for the year then ended, prepared under the responsibility of your management. Our responsibility is to express an opinion on these financial statements.

2. The financial statements of the jointly-owned indirect subsidiary BAESA – Energética Barra Grande S.A. for the year ended December 31, 2007 were examined by other independent auditors who issued an unqualified opinion, provided to us, on January 18, 2008. Other independent auditors examined the financial statements of BAESA – Energética Barra Grande S.A. for the year ended December 2006 and also issued an unqualified opinion on January 12, 2007. CPFL Energia S.A. has valued its indirect shareholding interest in BAESA – Energética Barra Grande S.A. using the equity method of accounting and consolidated this investment by the proportional consolidation method. As of December 31, 2007, the balance of this investment was R$ 131,331 thousand and the equity pick-up from this investments on the year end earnings was R$ 3,978 thousand in profits. The financial statements of this indirect subsidiary as included in the consolidated financial statements presents a proportional assets totaling R$ 384,202 thousand as of December 31, 2007. Our report, regarding the balances and amounts generated by this subsidiary is exclusively based on the report issued by the independent auditors of BAESA – Energética Barra Grande S.A.

3. The financial statements of the indirect subsidiary CPFL Jaguariúna S.A. (formerly CMS Energy Brasil S.A.) and its subsidiaries for the year ended December 31, 2007 were examined by other independent auditors, who issued an unqualified opinion, provided to us, on January 18, 2008. These same auditors examined the financial statements of CPFL Jaguariúna S.A. (formerly CMS Energy Brasil S.A.) and its subsidiaries for the year ended December 31, 2006 and issued their unqualified report on January 31, 2007. CPFL Energia S.A. has valued its indirect shareholding interest in CPFL Jaguariúna S.A. according to the equity method of accounting and has fully consolidated this investment. As of December 31, 2007, the balance of this investment is R$ 397,055 thousand and the equity pick up of this investment on the income for the year is R$ 24,178 thousand in profits. The financial statements of this indirect subsidiary included in the consolidated financial statements presents assets of R$ 488,009 thousand as of December 31, 2007. Our report, regarding the balances and amounts generated by this subsidiary is exclusively based on the report issued by the independent auditors of CPFL Jaguariúna S.A. and its subsidiaries.

4. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

5. In our opinion, and based on the reports issued by the other independent auditors of the subsidiaries mentioned in the second and third paragraphs immediately above, the financial statements aforementioned in the first paragraph present fairly in all material respects the financial position of the company, CPFL Energia S.A. and the consolidated financial position of this company and its subsidiaries as of December 31, 2007, as well as the results of its operations, changes in shareholders´ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

6. Our examination was conducted with the objective of expressing an opinion in relation to the financial statements taken as a whole. The statements related to added value and cash flow of CPFL Energia S.A. and its subsidiaries for the year ended December 31, 2007, represent supplementary information to those financial statements which are not required according to the accounting practices adopted in Brazil and have been presented to allow additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, is presented fairly in all material respects in relation to the financial statements taken as a whole for the year ended December 31, 2007.

7. As mentioned in Note 3, item (b.3) to the financial statements, as a consequence of the second periodic tariff review, provided for in the concession agreement, ANEEL approved on a provisional basis the rate change for the subsidiary, Companhia Piratininga de Força e Luz at -10.94% to come into effect for the period beginning October 23, 2007. The possible effects resulting from a definitive revision, if any, will be reflected in the company financial position in subsequent years.

8. The financial statements for the year ended December 31, 2006 shown for the purposes of comparison were examined by other independent auditors, which issued unqualified reports related to them on January 26, 2007 containing a paragraph emphasizing the provisional change in the percentage related to the periodic rate review in 2003 of the subsidiary Companhia Piratininga de Força e Luz, from 9.67% to 10.14% . On October 22, 2007 based on instruction 3,209 issued by the Brazilian Electric Power Agency (ANEEL) the values approved in resolution 385 dated October 19, 2006 became definitive thereby determining a readjustment percentage of 10.14% .

Campinas, February 06, 2008.

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

Management Report

Dear Shareholders,

In accordance with statutory and legislative requirements, the CPFL Energia S.A. (CPFL Energia) Board submits for your appreciation the Management Report and the Financial Statements duly certified by the Independent Auditors and the Fiscal Auditing Committee, referring to the financial year-ending December 31st, 2007. All comparisons in this Report refer to consolidated data during the same period of 2006, except when specifically stated otherwise.

1. Initial Considerations

The year 2007 was special in the history of the CPFL Energia group. During the year, CPFL Paulista, the company that originated the group, completed 95 years of existence and 10 years since privatization, in 1997. The holding company CPFL Energia, which completed 5 years of activity and three years since its initial public offering on the Novo Mercado of São Paulo’s Stock Exchange (Bovespa) and on the New York Stock Exchange (NYSE) (ADSs Level III), made important advances during the year, which reconfirms the company’s competence in implementing the defined business plan, which has as its main objective the creation of value for the shareholders in a consistent and sustainable manner. The results were impressive: Gross Revenue reached R$ 14,207 million from growth of 16.2%, mainly a reflection of the 12.4% growth in electric energy sales within the distributors’ concession area and the increase of 48.1% in the group’s generating capacity over the period. EBITDA, of R$ 3,345 million, was 19.9% higher than 2006. Net Income was a record, reaching R$ 1,643 million, 17.0% above the amount registered in 2006.

These results are mainly due to the discipline demonstrated in the introduction of each stage of the growth strategy, the careful choice of investments made, the permanent pursuit of standards of excellence in the management of corporate and operational processes in the controlled companies, the commitment to quality in services rendered, the satisfaction of customers expectations and the differentiations demonstrated in the business areas exposed to the free competition.

With these differentiations, in 2007, the group consistently advanced in its strategy of business expansion. The assets of CMS Energy Brasil were acquired (with the resultant name-change to CPFL Jaguariúna S.A.), which comprise four distributors, two companies active in the energy commercialization segment and services, plus generation assets, totaling 87.0 MW, corresponding to 9 small hydroelectric power plants (PCHs) and a participation in the the Luiz Eduardo Magalhães hydroelectric facility (UHE Lajeado). The controlled company CPFL Paulista increased its client portfolio through the acquisition of the assets of Cerfra, the rural electrification cooperative of the Franca region, within its concession area.

The acquisitions strengthen the strategic positioning of CPFL Energia in the market. In the distribution segment, with sales of 35,245 GWh and growth of 10.9% compared to 2006, the group has become market leader, with 6.3 million clients and 13.8% share of the Brazilian distribution market. In this segment the areas of operation have risen to 568 municipalities, in four of the most important Brazilian States: São Paulo, Rio Grande do Sul, Paraná and Minas Gerais.

In the competitive segment of commercialization, energy sales to free clients and through bilateral contracts reached 8,951 GWh, resulting in a domestic market share of 23%, plus a growing participation in sales of value added services to large clients.

In the generation segment, besides the previously mentioned acquisitions, CPFL Geração concluded the construction of the Campos Novos hydroelectric facility, the third large plant to go into operation of the six plants forecast until 2010. With this, CPFL Geração attained 1,501 MW of installed capacity which when added to the 87 MW of CPFL Jaguariúna, totalized 1,588 MW of the group’s generation capacity, which represents an increase of 48% over the year 2006. The forecast for 2008 is for the start-up of commercial operation of the Castro Alves (130 MW) and the 14 de Julho (100 MW) hydroelectric facilities. In 2010, the Foz do Chapecó hydroelectric facility (855 MW), which is under construction in the south of the country, will come on-line, totalizing 2,174 MW of installed capacity. It is worth noting that the Foz do Chapecó hydroelectric facility received the approval of financing in the amount of R$ 1.7 billion, from the National Bank of Economic and Social Development (BNDES), which falls in with the new criteria of financing established by the Bank.

During the year, the economic-financial guidelines adopted by the CPFL group, have shown to be effective, permitting an improvement in the debt profile through a reduction in the cost of debt from 13.4% p.a. (in 2006) to 12.1% p.a. (in 2007), even when considering the increase in financial debt, incurred by investments in acquisitions and funding for the construction of the Foz do Chapecó hydroelectric facility.

The differentiated business strategies and the company performance in 2007 can be gauged by the appreciation of shares on the São Paulo and New York Stock Exchanges, reflecting the trust and credibility earned from the market. The increase in the daily trading volume of CPFL Energia shares on Bovespa in 2006 and 2007 resulted in their inclusion in the Brasil 50 Index (IBrX50) and the Bovespa Index (Ibovespa), respectively in January and May, 2007.

With actions founded on solid Corporate Governance guidelines, management guided by criteria of excellence and responsibility in business dealings, CPFL Energia also gained other important acknowledgements. For the third consecutive year, its shares have been included in the Corporate Sustainability Index – ISE, of Bovespa, which highlights companies that incorporate the permanent and integrated management of economic, social and environmental aspects into their business processes.

This recognition was confirmed by the inclusion of CPFL Energia, for the fifth year, as “Model Company” in the Guide Exame of Sustainability 2007 and, for the sixth year, in the Guide Exame/Você S.A. “Best Companies to Work for in Brazil”. The group was also featured in a survey carried out by the magazine Carta Capital, as one of the most admired companies in Brazil.

The initiatives developed and the results obtained in 2007, reconfirm the CPFL Energia group’s commitment to the creation of value for the shareholders through sustainable business growth.

SHAREHOLDING STRUCTURE (Simplified)

CPFL Energia acts as a holding company with stock participation in other companies:

Further information on investments in controlled companies can be found in the Explanatory Note No. 1 in the Financial Statements.

2. Comments on the Conjuncture

MACROECONOMIC ENVIRONMENT

The Brazilian economy displayed greater dynamism in 2007. The investment rate in the manufacturing sector was positive and the Gross Domestic Product (GDP) surpassed the average growth registered over the last few years. Domestic demand gained new impetus, favored by the fall in the unemployment rates, by the increase in real earnings and by the expansion of credit, although interest rates continue at elevated levels. Brazil has demonstrated greater resilience to the threat posed by the international economic crisis which occurred during the last quarter of the year, indicating an optimistic perspective for the macroeconomic scenario in 2008, with expansion of economic activity and new investments of the public sector.

REGULATORY ENVIRONMENT

The year was marked by the consolidation of the regulatory environment, represented by the series of normative acts by ANEEL. Noteworthy within this context is the methodology which will come in force in the 2nd cycle of distributors tariff revision defined through the publication of ANEEL Normative Resolution No. 234/06. This resolution will be fine-tuned from the contributions received via AP No. 052/07, which should be concluded in 2008. In addition, the regularization of the general conditions for the incorporation of private networks (ANEEL Resolution No. 229) will permit the regularization of clients’ assets involved, besides providing services with better standards of quality and efficiency.

With the repeal of the Ordinance DNAEE No. 05/1990, which established the financial participation of the consumer for new connections, which was replaced by ANEEL Resolution No. 223/03, resulting from the Law No. 10438/2002, a new systematic was defined, which will imply the reimbursement of the customer’s participation for connections made after November 2003. The rule for this reimbursement was established in Resolution No. 250/2007, with a time-frame of one year for its implementation.

Finally, with the ANEEL Normative Resolution No. 286/07, the rules for commercializing electric energy derived from sources where consumption incentives were given, for loads above 500 KW, as foreseen in ANEEL Normative Resolution No. 247/06, were approved. From this, new opportunities have emerged for operations in the commercialization segment, the results of which will be observed on the free energy market over the coming years.

STOCKHOLDING CHANGES

Stockholding Reorganization of Rio Grande Energia-RGE

• Unbundling of Stockholding in RGE: in compliance with ANEEL Authoritative Resolution No. 305/05, the stockholding reorganization process was concluded, with approval in the Extraordinary General Shareholders’ Meeting - GSM held on March 14th, 2007, considering the stockholding segregation of CPFL Paulista in RGE, indirectly transferring 99.76% control to CPFL Energia, through CPFL Serra Ltda. (CPFL Serra);

• Merging of CPFL Serra with RGE: the Extraordinary General Shareholders’ Meeting - GSM held on September 18th, 2007, approved the merger of CPFL Serra and RGE, which inherits all rights and obligations of the merged company;

• Migration of Minority RGE Shareholders to CPFL Energia: the Extraordinary General Shareholders’ Meeting - GSM held on December 18th, 2007, approved the incorporation of the RGE minority shareholders’ stocks by CPFL Energia, which now controls 100% of RGE.

Other Stockholding Reorganizations carried out in 2007

• The merging of Semesa S.A. and CPFL Centrais Elétricas S.A. with CPFL Geração;

• The merging of Nova 4 Participações Ltda. with CPFL Santa Cruz resulting in the direct participation of CPFL Energia in CPFL Santa Cruz stock.

Sale of Holdings in the company Energias do Brasil

In January of 2007, CPFL Energia sold its holdings in the company Energias do Brasil (ENBR3). The net value of the sale was R$ 2.6 million.

Further details on stockholding reorganizations can be found in the Explanatory Note No. 12 in the Financial Statements.

TARIFFS AND PRICES OF ELECTRIC ENERGY

Distribution Segment

Annual Tariff Readjustment-IRT 2007

The following Annual Tariff Readjustments (IRT) rates were approved for the CPFL group companies:

• In February 2007 – CPFL Santa Cruz (5.71%), CPFL Jaguari (1.66%), CPFL Sul Paulista (5.52%), CPFL Leste Paulista (3.31%) and CPFL Mococa (9.61%);

• In April 2007 – CPFL Paulista (7.06%) and RGE (6.05%).

In 2007 CPFL Piratininga was subjected to the second cycle of tariff revision, as detailed in the following item.

Second Cycle of Tariff Revision

• On October 22nd, 2007 by means of Homologated Resolution No. 553, ANEEL established the provisional result of the second tariff revision of CPFL Piratininga to take effect on October 23rd, 2007. The CPFL Piratininga energy tariffs were readjusted by -10.11%, of which -10.94% relative to tariff repositioning and 0.83% relative to financial components outside the periodic tariff revision.

• On January 29th, 2008, ANEEL, within the context of the second tariff revision, provisionally established the tariffs of the controlled companies CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa, relative to tariff repositioning and financial components outside the periodic tariff revision:

- CPFL Santa Cruz: readjustment of -7.13%, of which -9.73% was relative to tariff repositioning and 2.60% was relative to financial components;

- CPFL Jaguari: readjustment of -1.58%, of which -0.35% was relative to tariff repositioning and -1.23% was relative to financial components;

- CPFL Sul Paulista: readjustment of -3.57%, of which -2.98% was relative to tariff repositioning and -0.58% was relative to financial components;

- CPFL Leste Paulista: readjustment of -1.65%, of which -2.69% was relative to tariff repositioning and 1.04% was relative to financial components;

- CPFL Mococa: readjustment of -5.65%, of which -8.40% was relative to tariff repositioning and 2.75% was relative to financial components.

CPFL Paulista and RGE will go through the second cycle of tariff revision in April 2008.

Further details on the 2nd cycle of tariff revision can be found in Explanatory Note No. 34 in the Financial Statements.

Generation Segment

The generators energy sales contracts contain specific readjustment clauses, using as the main index the annual variation measured by the IGP-M.

3. Operating Performance

ENERGY SALES

Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh

	2007	2006	Var.
Captive Market	35,245	31,778	10.9%
TUSD	11,230	9,585	17.2%

Total	46,475	41,363	12.4%

In 2007, sales in the concession area, achieved by the distribution segment, totaled 46,475 GWh, an increase of 12.4% compared to 2006, mainly due to the 32.7% acquisition of RGE, CPFL Santa Cruz and the distributors controlled by CPFL Jaguariúna. Discounting the effect of these acquisitions, the increase would be 6.0%.

Sales to the captive market totaled 35,245 GWh, with an increase of 10.9%, due to organic growth in the distributors’ concession area, as well as the acquisitions over the period. Disregarding this effect, growth would be 3.3%.

The quantity of energy, in GWh, corresponding to the consumption by free clients in the distributors’ areas of activity, billed through the Tariff of Use of the Distribution System (TUSD), reached 11,230 GWh, with an increase of 17.2%.

Sales to the Captive Market

Sales to the Captive Market - GWh

	2007	2006	Var.
Residential	10,766	9,489	13.5%
Industrial	11,401	10,882	4.8%
Commercial	6,437	5,724	12.5%
Rural	2,511	1,966	27.7%
Others	4,130	3,717	11.1%

Total	35,245	31,778	10.9%

The captive market were highlighted by the increase in residential class (13.5%), industrial (4.8%) and commercial (12.5%), which together represent 81.2% of the total consumption by captive clients from group distributors. Discounting the effect of the acquisitions over the period, the sales performance would be:

• Residential and Commercial Classes: an increase of 6.9% in both classes. The performance of the commercial class was favored by the increase is spending power, and the ease of credit coupled with the reduction in interest rates and extended payment terms. These effects, combined with the reduction of domestic appliance prices, stimulated the expansion of residential class consumption. Higher temperatures registered in the concession areas of group distributors also contributed to the performance of these classes.

• Industrial Class: a reduction of 2.0%, mainly due to migration of captive clients to the free market. Although the flux of clients to the free market had been slowing down over 2007, the migration occurred with greater intensity among the so called “special clients”, which have contracted demand over 500 kW and are qualified to purchase electric energy from alternative generation sources, such as biomass and small hydroelectric plants (PCHs). Generally speaking, these alternative sources receive incentives through discounts on TUSD payments, which become an attraction for this range of client. Therefore, the migration of “special customers” to the market with incentives does not represent an increase in consumption on the free market, as these clients are not really considered free, and they financially impact the distributors through the TUSD discount, which is compensated in the distributors’ tariff revisions and readjustments.

Sales to the Free Market

Sales to the Free Market - GWh

	2007	2006	Var.
Free Market	8,951	9,336	-4.1%

Sales to the free market, carried out by the commercialization segment, reached 8,951 GWh, with a decrease of 4.1% . This fall is due to the fact that the sale of CPFL Brasil to RGE, which was in turn fully merged with the CPFL Energia group in June 2006, was not considered, together with the reduction of short-term contract sales.

For further details regarding electric energy sales (sales in R$, in GWh, by consumption class and number of consumers), see Explanatory Note No. 23 in the Financial Statements.

OPERATING PERFORMANCE IN THE DISTRIBUTION SEGMENT

In order to satisfy the customer’s expectations the CPFL Energia Group distributors work with the objective of increasing the efficiency of their operations and to render quality and differentiated services. To achieve this, the company continually invests in the electric system and its support structure, in a way that provides them with the necessary conditions to preserve the high standards of quality and the continuity of power supply, even through adverse operating situations.

Quality of Energy Supply

To continuously improve the quality of supply, the CPFL Energia group distributors have developed initiatives and responses with a view to expand and automate the electric system and increase logistical efficiency of the network services to guarantee operational agility, reliability and flexibility. The distributors provide the customers with various channels of assistance and carry out intense inspections and preventive maintenance programs on their electric energy assets. The company also runs qualification and professional training programs and invests in the modernization of the systems and operational support infrastructure.

The results of these actions are reflected in the quality of supply indexes (FEC, which measures the frequency of interruptions per client over the year, and DEC, which measures the duration of interruptions per client over the year) registered by the CPFL Energia Group distributors. The following table shows the 2007 results:

INDEX	CPFL	CPFL	RGE	CPFL Santa	CPFL	CPFL Sul	CPFL Leste	CPFL
	Paulista	Piratininga		Cruz	Jaguari	Paulista	Paulista	Mococa

FEC (interruptions)	5.88	5.79	10.90	8.20	5.86	9.09	7.93	5.88

DEC (hours)	6.98	6.90	17.04	5.85	6.32	11.58	6.80	4.25

Commercial losses

The eight group distributors have developed an ongoing operation to combat commercial losses in their respective areas of activity, which covers, principally, the inspection of consumer units and the verification and substitution of obsolete or damaged meters. In 2007 the distributors carried out 550,000 inspections which resulted in the recovery of 416 GWh, equivalent to revenue of R$ 140 million.

Universality of Service

The markets of the distributors CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa are entirely universalized. RGE connected 6,943 new clients in 2007. For 2008 the investment forecast will permit the connection of approximately five thousand new clients, or the complete universality of the distributor market.

Integration of the Distributors

CPFL Energia has also made important advances in the implementation of Integration Plans for the companies acquired between 2006 and 2007, which are aimed at guaranteeing the creation of shareholder value and business sustainability by implementing corporate governance guidelines and the management model, guided by criteria of excellence and corporate responsibility, adopted by the group companies.

OPERATING PERFORMANCE IN THE GENERATION SEGMENT

The energy available to CPFL Geração for commercialization is equivalent to the Secured Energy of each Hydroelectric Facility, in proportion to the shareholding participation held by the company. In 2007, the Secured Energy produced by the CPFL Energia group hydroelectric facilities reached 800 median MW, with an increase of 40.1% on the 571 median MW of the previous year. This growth is due to the coming on-line of the Campos Novos hydroelectric facility, the acquisition of the generation assets of CPFL Jaguariúna and the conclusion of the re-powering projects of the small hydroelectric plant of Gavião Peixoto.

During the year, the consolidated index of the group turbine availability was 90%, higher than the 86% recorded in 2006.

In 2008, with the start of operations of the Castro Alves and 14 de Julho hydroelectric facilities and the small hydroelectric plants Capão Preto e Chibarro, Secured Energy provided by the group should reach 862 median MW. In 2010, when the conclusion of the Foz do Chapecó hydroelectric facility is forecast, the Secured Energy of the group will reach 1,082 median MW.

4. Economic-Financial Performance

Management commentaries on the economic-financial performance and operating results should be read together with the Audited Financial Statements and Explanatory Notes.

Operating Revenue

Gross operating revenue reached R$ 14,207 million, signifying growth of 16.2% (R$ 1,980 million).

The main contributing factors to this evolution in gross revenue were:

i) Increase of 12,4% in sales of electric energy within the concession area; and

ii) Distributor tariff readjustments, as referred to previously in the item Tariffs and Prices of Electric Energy.

Gross revenue was also impacted positively to the tune of R$ 189 million by the write-down of the Free Energy Liabilities. In 2007, due to the expiration of the term stipulated for the recovery of the RTE and the pass-on to the generators of free energy, the liability write down was concluded in compliance to ANEEL guidelines. It should be noted that the same sum was registered in the item Operating Costs/Expenses, due to the same asset write-down.

Operating Cash Generation — EBITDA

The following analysis excludes the adjustment mentioned in the previous item, with regard to free energy, which do not affect the company’s net income and EBITDA.

The Operating Cash Generation measured by EBITDA reached R$ 3,345 million in 2007, with growth of 19.9% (R$ 556 million). This result mostly reflects the increase of 16.5% in Net Revenue (R$ 1,309 million), compensating for the increases of 13.4% in the Cost of Electric Energy (R$ 562 million) and the 10.8% in Operating Cost/Expense (R$ 106 million), excluding spending on the Private Pension Fund, Depreciation and Amortization.

EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and private pension fund plus adjustments for extraordinary items.

Net Income over the Year

In 2007, CPFL Energia earned Net Income of R$ 1,643 million, with growth of 17.0% (R$ 239 million). This result is specifically due to the following factors:

i) Increase of 19.9% (R$ 556 million) in EBITDA;

ii) Increase of 77.8% (R$ 225 million) in net financial expenses. Of this total, R$ 122 million resulted from the non-recurring gains in 2006 from the process judged in favor of the controlled companies referring to Pis and Cofins taxes paid on the expansion of the calculation base; and

iii) Increase of 12.8% (R$ 94 million) in Income Tax and Social Insurance Contribution.

For the year, net income per share was R$3.42.

Dividends

The Board proposes the distribution of R$ 1,561 million in dividends, the equivalent of 95% of Net Income for Year, of R$ 3.25 per share. With this, the company exceeds the minimum dividend distribution of 50% of net income, as stipulated in its dividend policy.

Indebtedness

The company indebtedness (considering financial debt and derivatives) at the end of 2007 stood at R$ 6,423 million, with an increase of 22.5% . Despite the increase in financial debt in nominal values, its average cost has fallen from 13.4% p.a., in 2006, to 12.1% p.a., in 2007, owing to the reduction in interest rates (Selic), from 15.0% p.a. to 11.8% p.a., and TJLP (from 7.87% p.a. to 6.38% p.a.), over the year.

The increase in debt is due mainly to the financing of acquisitions and the expansion of the generation and distribution businesses. The main events of the year were:

• Funding (BNDES and other financial institutions) obtained by CPFL Paulista, CPFL Piratininga, RGE, CPFL Brasil, CPFL Geração and Generation Projects, totalizing R$ 1,447 million;

• Issuance of debentures by CPFL Energia, in the amount of R$ 450 million, for the acquisition of CMS Energy Brasil S.A. (CPFL Jaguariúna);

• Issuance of debentures by RGE (R$ 380 million), with the financial settlement of R$ 100 million in 2007;

• Amortizations (BNDES and other financial institutions) carried out by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração and Generation Projects, totalizing R$ 943 million.

For further details regarding debt, see Explanatory Notes Nos. 15 and 16 in the Financial Statements.

Payment Delinquency

In the electric energy distribution segment, the group distributors have maintained their efforts to collect unpaid bills from defaulting clients and obtained a reduction in the delinquency indexes. The weighted average delinquency index of the eight group distributors is 1.49%, over their Gross Revenue.

For the power generation and commercialization segments it is interesting to note that, over the year, payment delinquency was practically nonexistent.

5. Investments

Aligned with the strategy of expansion and consolidation of the group’s participation in the Brazilian electric energy market, in 2007, the CPFL Energia Group invested R$ 1,545 million. Of this, R$ 859 million was invested in business expansion, covering the construction of hydroelectric facilities, the re-powering of small hydroelectric plants and the expansion and strengthening of the electric system to keep pace with the expressive growth in the distribution market. CPFL Energia, through its controlled companies, also invested R$ 416 million in the acquisition of companies and electric energy assets. A further R$ 258 million was allocated to improvements in the electric system, operational logistics and operational support infrastructure systems throughout the diverse business segments. The group commercializing companies received investments of R$ 9 million, while another R$ 3 million went on other investments.

INVESTIMENTS IN THE ENERGY DISTRIBUTION AND GENERATION SEGMENTS

Energy Distribution

Investments in these segments totaled R$ 672 million. Of this amount, R$ 414 million was designated for the expansion and strengthening of the electric system, to keep pace with strong market growth both in power sales and customer volume (167 thousand) registered over the year by the eight distributors. Another R$ 258 million was designated for improvements in electric system maintenance, operational infrastructure, upgrading of operational administration support systems, customer help services and research and development, among others.

The new systems in implementation in the group distributors are highlighted:

• New systems being implemented by the group distributors are highlighted below: Commercial Management System - CCS: now being set up at CPFL Paulista and CPFL Piratininga, will upgrade the client database and customer call processes, billing, collection, charging, accountability, loss administration and management information and will yield positive reflexes in the quality of services rendered to the customer and in operational efficiency. Its conclusion is forecast for 2008.

• Integrated Management of the Distribution System - GISD: Already up and running at CPFL Paulista and being set up at CPFL Piratininga and RGE. The system, based on a geo-referential data platform permits the rationalization of field work on electric power assets and efficiency gains in grid operation engineering processes, which will reflect on the quality of expansion planning and the response to customer’s demands. At CPFL Piratininga, the first of the three stages of the project has been implemented, which consists of the construction of the geo-referential base and the training of the system’s users – the remaining stages will be completed by 2009. At RGE, in 2007, modeling work and preparation for implementation was started, which should be concluded in 2009.

Power Generation

A total investment of in the amount of R$ 445 million was concentrated on projects under construction: Ceran Complex (Castro Alves and 14 de Julho Hydroelectric Facilities), the Foz do Chapecó and Campos Novos (concluded in May, 2007) Hydroelectric Facilities and the re-powering of the small hydroelectric plants Gavião Peixoto, Chibarro and Capão Preto.

The following are the construction stages of the Hydroelectric Facilities on December 31st 2007:

• Castro Alves (130 MW) and 14 de Julho (100 MW) Hydroelectric Facilities: Civil Works, 95.4%; Supply of Equipment, 89.6%; Electromechanical Assembly, 75.1%; Environmental Actions, 91.8% . The start up of commercial operations of the Castro Alves hydroelectric facility is forecast for the first quarter of 2008 and the 14 de Julho hydroelectric facility for the fourth quarter, 2008. The allocation of energy from the plants, corresponding to 65% held by CPFL Geração, already has buy and sell contracts with the companies, CPFL Paulista, CPFL Piratininga and CPFL Brasil, approved by ANEEL.

• Foz do Chapecó Hydroelectric Facility (855 MW): 23.6% of the undertaking is concluded, as follows: Civil Works, 27.4%; Equipment Supply, 18.9%; Electromechanical Assembly, 4.4%; Environmental Actions, 29.0% . Construction on the Foz do Chapecó plant commenced in December 2006 and the start-up of commercial operation is forecast for the third quarter of 2010.

• Chibarro Small Hydroelectric Plant: re-powering work has been completed and the plant now has Installed Capacity and Secured Energy of 2.6 MW and 1.69 median MW, respectively. Work on the project was started in October 2006 and concluded in December 2007, with start of operation forecast for early 2008.

• Capão Preto Small Hidroelectric Plant: re-powering work, which will raise the Installed Capacity and Secured Energy to 4.3 MW and 2.28 median MW, was started in October 2006 and should be concluded in early 2008.

Acquisitions over the Year

CPFL Energia has been developing a strategy consistent with the expansion of its share in the country’s electric energy market by acting as a consolidator of the sector, capitalizing on business opportunities which yield gains in efficiency and rates of return commensurate with the premises that guide the group’s investments.

• Acquisition of CMS Energy Brasil S.A. (company name changed to CPFL Jaguariúna S.A.) - CPFL Energia, through the controlled company Perácio Participações S.A., acquired in June 2007 for R$ 412 million, 100% stock of CMS Energy Brasil S.A., a holding company which operates through its controlled companies in the distribution, generation, commercialization of electric energy and the rendering of specialized electric power services.

• Acquisition of the electric assets of the Electrification and Development Company of the Region of Franca (Cerfra) – In August 2007, the controlled company CPFL Paulista acquired for R$ 4.2 million, the electric assets of Cerfra, which added 443 km of grid to the electric system and 1,094 new clients in eight municipalities in the region of Franca.

6. Corporate Governance

CPFL Energia is recognized as one of the companies with the best corporate governance in Latin America. Since its inception, the company has been refining its policies, management processes and the system of controls in use. In 2007, the new model of Corporate Governance implanted in 2006 was consolidated with the aim of aligning the governance processes with the current structure of the Company and controlled companies. The highlights of the year were the advances made in dialogue mechanisms and interaction between Shareholders and the Board, aimed at guaranteeing effectiveness in the Company’s decision making process.

The Board is a central forum for decision making which defines the company’s general orientation on business and focuses on the creation of value for the shareholders. It comprised seven members, one of which is independent, and can call upon the advice of three permanent committees. The Committees of People Management and Management Processes are composed of title-holding directors who analyze target definitions, the evaluation of the Executive Committee, the monitoring of management information and corporate risks, and the overseeing of the annual Internal Audit plan. The Committee of Related Parties pre-analyzes all transactions involving related parties, to ensure compliance with the usual market conditions.

The Board can also count on the support of Temporary Commissions to oversee the flux of relevant topics or specific themes outside the competence of the committees. The Committees and Commissions also act within the ambit of the associated and controlled companies.

The Fiscal Board, delegated by the Board of Directors, discharge the duties of the Audit Committee, in accordance with the Securities and Exchange Commission-SEC rules applicable to foreign companies listed on United States Stock Exchanges.

The CPFL Energia Board is composed of a Chief Executive Officer, who is the main executive and president of the Board of Directors of the controlled companies, which ensures that all the governance guidelines are aligned with the holding company, resulting in an integrated and optimized structure. The five vice presidents (directors of distribution, of generation, of energy management, financial and investor relations, and of strategy and regulation) are responsible within their respective areas to conduct the business of the controlled companies.

CPFL Energia operates a management system of internal controls and electronic certification arising from the main business processes carried out by management, which permits the mapping, monitoring and evaluation of the efficiency of the controls, while impacting the preparation and release of financial information together with the rationalization of the processes according to the stipulations of section 404 of the Sarbanes-Oxley act (compliance). During the year 2006, the effectiveness of the internal controls of the Company were certified by the CEO and the CFO and ratified by the Independent Auditors Deloitte Touche Tohmatsu.

CPFL Energia is a member of a select group of fourteen Latin-American companies recognized for their adoption of differentiated corporate governance practices – the Companies Circle, which was constituted through the initiative of the Organization for Economic Cooperation and Development-OECD and the International Finance Corporation-IFC, with the aim of promoting and encouraging the advancement of good corporate governance practices in Latin America. In October 2007, CPFL Energia participated in the Latin American Corporate Governance Roundtable, promoted by the OECD, in cooperation with the IFC and the World Bank.

In 2007, the new CPFL’s System for the Management and Development of Ethics was implemented. The system is a series of management devices aimed at fine-tuning individual and institutional actions, in order to promote the development of the quality of ethics in all the company’s business dealings.

The second cycle of seminars on Reflections on Ethics, based on the Code of Ethics and Corporate Conduct was realized; the Committee of Ethical Development was restructured, focusing more on the assertion, dissemination and the control of compliance of the corporate action indicators, the organizational principals and corporate conduct guidelines; and the Ethical Network was established, made up from employees from diverse sectors to act as multipliers of ethical values in their respective organizational units.

Commitment to Arbitration

CPFL Energia is bound to arbitration in the Bovespa Stock Exchange Chamber of Arbitration, in accordance with commitment clause of article 44 of the Company’s Statute.

7. The Stock Market

CPFL Energia, currently with 27.6% of its shares circulating on the market (free float), trades securities in Brazil (Bovespa) and on the New York Stock Exchange (NYSE).

In 2007, CPFL Energia shares have appreciated 23.9% on Bovespa and 52.6% on the NYSE, closing the year priced at R$ 33.67 per share and US$ 56.66 per ADR, respectively.

The average daily trading volume reached R$ 32.6 million, of which R$ 19.8 million was on Bovespa and R$ 12.8 million was on the NYSE, representing an increase of 88.5% . The number of trades made on Bovespa grew 114.3%, increasing from the 2006 daily average of 345 to 738 trades in 2007.

The performance of CPFL Energia shares on Bovespa qualified them for inclusion, as from May 2007, in Ibovespa, an index which measures the total return from a theoretical portfolio consisting of shares, which together represent 80% of the at-sight trading volume over the 12 months prior to the formation of the portfolio.

8. Sustainability and Corporate Responsibility

CPFL Energia has developed a permanent program to manage the impact of business on the community in which it operates, through ongoing management of economic, environmental and social risks inherent in business development. The aim is to create value in an equilibrated and sustainable manner for all the community within which the company interacts, through initiatives and programs based on solid ethical principals, which assure integrity, transparency, trust and credibility in company relationships with clients, shareholders, employees, suppliers, civil associations and the communities within its area of activity.

Management of Corporate Excellence

Aligned with its vision focused on the creation of value, CPFL Energia stimulates the controlled companies to incorporate criteria of excellence into their management models. To achieve this, the Integrated Management System–SGI was developed, which contemplates the standardization and certification of the main working processes in four dimensions: Quality Management (ISO 9001:00), Environmental Management (ISO 14001:04), Occupational Health and Safety Management (OHSAS 18001:99) and Social Responsibility Management (SA 8000:01). Adherence to the system is permanently monitored including periodic audits from external organizations.

SGI is fully implemented at CPFL Paulista, CPFL Piratininga and CPFL Geração. In 2007 it was also implemented at RGE, where, in December, following an audit carried out by an external organization, the Integrated Management System was certified according to the international standards cited for the process of “Distribution and Commercialization of Electric Energy”, valid for all the company sites. In 2007, RGE also participated for the first time in the National Quality Award, promoted by the National Foundation of Quality-FNQ, thus qualifying for the second stage of the evaluation.

Another highlight of the year was the expansion of the Six Sigma Strategy at CPFL Paulista and CPFL Piratininga, and its introduction at CPFL Brasil and CPFL Geração, a methodology which facilitates the identification of opportunities for improvement and the reduction of waste during the work process.

Customer Relations Management

The CPFL Energia group distributors maintain specific programs with a view to establish a relationship of confidence and credibility with their clients. To achieve this, besides the agility and efficiency in responding to requests, the companies develop direct communication channels aimed at positioning the customers regarding their rights, the rational and safe use of electric energy, service communication channels with access to the companies, as well as the chance to participate in public interest campaigns by means of messages printed on the electricity bill. The CPFL Energia distributors maintain Consumer Councils to assess the quality of services and carry out periodic customer surveys to identify opportunities for improvement in services rendered.

In 2006, two group distributors excelled in a survey carried out among residential consumers throughout the country, by winning the IASC Award – ANEEL Index of Consumer Satisfaction, a result of the quality of service rendered to the clients. CPFL Jaguari was the best distributor in Brazil among all the companies evaluated, even winning the award referring to the regions South/Southeast/Central-West, in the category of up to 30 thousand consumers and CPFL Leste Paulista was the best in the regions South and Southeast, between 30,000 and 400,000 consumers. Furthermore, the indexes of CPFL Paulista (66.55%), CPFL Piratininga (63.61%), RGE (66.74%), CPFL Sul Paulista (61.96%) and CPFL Mococa (65.76%), revealed in this survey were all higher than the national average 60.49% .

Human Resources Management

The CPFL Energia group closed the year with a roster of 7,176 employees (5,836 employees, in 2006). The growth in the head-count results from the merging of new companies with the group. The turnover index was 8.12% . The average duration of employment with the company was 11.2 years and the average age was 37.8 years.

In 2007, training and development programs reached on average 97.97 hours per employee reflecting the integration efforts resulting from the process of new companies merging with the group.

During 2007, the group companies developed innovative support programs for the management of their human resources, the chief of which are:

• CPFL Management - Program for management development, delineated in three axes of actuation: Development of Competitiveness, Individual Development, and Career Development, with specific career plan initiatives.

• Dissemination of Competencies - In 2007, the process for the revision of organizational competencies was realized, for alignment with CPFL Energia Corporate Planning. The defined competencies were: Focus on Results, Excellence in Processes, Systemic Vision, Love What You Do, Customer Focus, Entrepreneurship, Capacity to Create, Transform and Innovate, Sustainability, Strategic Vision and Management and Development of Personnel.

• Training in Accordance with Regulatory Standard-NR 10 - Every group company electrician participated in a two-module training course on electricity risks, in order to work in safety on electric installations and in electricity services.

• Quality of Life Gateway: inaugurated in October, the gateway offers information, tips and guidelines on the main pillars that constitute the CPFL quality of life program: safety, health, physical, environmental, social, emotional, and financial.

• Respect for Diversity Program: is aimed at respecting and promoting diversity among the company employees, encouraging social inclusion, through affirmative action, with a view to increase the representation of Afro-Brazilians, women, and disabled people in the company’s employee roster.

• Talk to Me Program - aimed at giving support and guidance to employees and family members on social aspects.

• The New Time Program: devised to prepare employees close to retirement age.

• CPFL Volunteer Program: has the objective to create opportunities for joint initiatives between the company and the employees to make a difference in the community.

Community Relations

Among the initiatives developed by the group companies to contribute to community development in 2007, the following are highlighted:

• Espaço Cultural CPFL (CPFL Cultural Space) Programs - A program designed to spread knowledge and culture as a way to contribute to the development of the communities where the company is active, through lectures, debates, and cultural and artistic manifestations. Access to the program is free for the public, and its contents are displayed for the whole country through the Internet and programs carried on TV Cultura of São Paulo. In 2008, the start of activity of the Espaço Cultural RGE (RGE Cultural Space) in Caxias do Sul is forecast.

• The CPFL Program for the Revitalization of the Santa Casas and Philanthropic Hospitals - now covers 19 hospitals in the regions of Franca and Piracicaba (SP).

• Projeto Aprender (Learning Project) - the program, created by CPFL Energia, draws adolescents from low income families and guides them on their first steps through the corporate environment. 119 young people benefited from the scheme in 2007.

• The CPFL Program of Energy Efficiency - promotes initiatives for the rational use of electric energy in public lighting, in services, squares and public buildings, besides developing programs such as, CPFL in the Schools, Education with Low Income Consumers, Municipal Energy Management and Donation of Florescent Light Bulbs.

• CMDCA (Municipal Council for Child and Adolescent Rights) - CPFL Energia donated over R$ 2 million to entities, benefiting 31 towns in its area of activity. In all the company supported 73 projects from a total of 274 subscribed.

• Environment Week - promoted by CPFL Energia in Campinas, the event presents diverse technical and cultural activities for the public in general.

Influence and Leadership in the Business Chain

CPFL Energia has adhered to the Corporate Pact for Integrity and Anti-Corruption together with the Corporate Pact against Sexual Exploitation of Children and Adolescents. CPFL also maintains its adhesion to the Global Pact and the Millennium Development Objectives – ODM, both established by the United Nations (UN). CPFL Energia created the Forum for the Millennium Objectives for the dissemination of the ODMs.

In the CPFL Conhecer e Crescer (Knowing and Growing) Program - Management Excellence, a CPFL Energia initiative to disseminate concepts of management quality and social responsibility to micro, small and mid-size companies, 14 meetings were held, with 854 participants.

In the program Rede de Valor (Network of Value) created by CPFL Energia for the dissemination of social responsibility management, the V Meeting of Suppliers was held with 90 participants.

CPFL Energia participates in the Tear Program - Weaving Sustainable Networks of Social Responsibility at Micro, Small and Mid-sized Companies, developed by BID, the Ethos Institute and the Multilateral Investment Fund (Fumin), and took on the responsibility to disseminate good practices among 15, micro, small and mid-sized companies within its business chain.

Together with these initiatives, since 2001, CPFL Energia has also been associated with the Abrinq Foundation, and several organizations active in the dissemination of criteria of excellence and sustainability in Brazil.

Management of Environmental Impacts - Sustainable Electric Power Projects

The CPFL Energia group companies have developed projects that seek to maximize the use of energy and to cause the least socio-environmental impact possible, thus contributing to the sustainable development and to the reduction of the emission of greenhouse gases. In this area the following initiatives are highlighted:

Power Generation:

Small Hydroelectric Plants

• Mechanism of Clean Development - MDL / Program for the Re-Powering of Small Hydroelectric Plants - PCHs: by virtue of this program, which permits the increase of installed capacity, without increasing the flooded area, the Company was able to develop an MDL Project to trade the CO2 e Emissions Reduction Certificates-CERs with reference to the period 2003 to 2012, in a quantity forecast at 120 thousand tons, valued at 1.4 million Euros.

• Control of Aquatic Plants: an initiative developed for the reservoir of the Americana Hydroelectric Plant, with the collection and removal of 31,976 m³ of material (corresponding to 50.70 ha). Studies are being made regarding the use of the collected material as a source of animal feed, with encouraging results.

• Environmental Education: The project by the School Boat of Nature Association, sponsored by CPFL, received more than 22 thousand visitors over the year.

• Fisheries Conservation Program: 390 thousand Curimbatá and Lambari fish spawn were released into the rivers and reservoirs of the hydrographic basins in the regions where the Company operates.

Cia Energética Rio das Antas-Ceran (Monte Claro, Castro Alves and 14 de Julho Hydroelectric Facilities)

• Mechanism of Clean Development - MDL / Cia Energética Rio das Antas-Ceran: in December 2007, the sales process by auction was finalized for the sale of CERs referring to the hydroelectric generation from the Monte Claro facility. In total 701,563 CERs were traded, totaling 9.8 million Euros. This was the first trade in the world involving the sale of CER for a large run-of-the-river hydroelectric plant. Also in 2007, the Inter-Ministry Commission on Climate Change issued a Letter of Approval of the Project “Castro Alves Hydroelectric Facility MDL Project Activity” with approved CERs of 2 million tons of CO2e, up to 2014 (a period of 7 years of generation).

BAESA - Energética Barra Grande (Barra Grande Hydroelectric Facility)

• Socio-environmental Programs: after the IBAMA inspection to verify compliance with the stipulated environmental programs, the renewal of the Operating License (Licença de Operação-LO) was approved, for a further 6 years. The renewal demonstrates the company’s commitment to socio-environmental matters, such as the forestry restoration project in the area influenced by the undertaking, with the planting of 81,281 native species saplings, totaling 434,870 trees planted between 2004 and 2007.

• Social Programs: continues with the improvement and adjustment of infrastructure projects in the municipalities situated in the regions influenced by the hydroelectric plant. In 2007, the construction and paving of the road that interconnects the municipalities of Pinhal da Serra-RS to Anita Garibaldi-SC, have contributed to the development of the region.

Enercan - Campos Novos Energia (Campos Novos Hydroelectric Facility)

• Socio-environmental Programs: had its Operating License renewed on 04/20/2007 for another 2 years, further evidence of the adoption of best socio-environmental practices.

• Social Programs: in 2007, continued with the Rural Development Fund, providing resources in the amount of R$ 3.2 million to finance collective agribusiness in four municipalities situated in the region influenced by the hydroelectric plant.

Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Facility)

• Socio-environmental Programs: with the construction of the Foz do Chapecó Hydroelectric facility, the implementation of the socio-environmental programs, as determined in the Basic Environmental Project (PBA) was initiated, in 2007.

Serra da Mesa Hydroelectric Facility

• Social Programs: the facility formalized its participation in the North-Northeastern Region of Goiás Development Fund, a joint initiative involving the Banco Interamericano de Desenvolvimento (BID), the Ministry of Mines and Energy (MME), Furnas Centrais Elétricas, Tractebel Energia and the Brazilian Support Service for Micro and Small Companies in Goiás-SEBRAE/GO. This fund is aimed at implementing projects to generate earnings for impoverished families situated in the municipalities affected by the undertakings of Serra da Mesa and Cana Brava. With a 42-month working plan and funds of approximately R$ 5 million to the development of the planned initiatives, the fund commenced its activities with the constitution of the Decision-Making Council and the divulgation of the project objectives and the work development phases to the municipalities.

Power Distribution:

CPFL Paulista and CPFL Piratininga

• R&D Projects that generate environmental benefits by eliminating, reducing, or treating residues, economizing energy and increasing energy efficiency.

- CPFL Paulista and CPFL Piratininga are continuing their projects related to: New Wood Technologies for application in the manufacture of cross-arms; Gasifiers for the generation of electric energy from residues of diverse types of biomass; Energy Networks and Vegetation (in partnership with CPFL Piratininga); and Implementation of Distributed Generation Systems.

- CPFL Piratininga acquired a further 250 units of the Green Transformer® for installation on its distribution grid. This is a transformer designed to be less aggressive environmentally, yet with a longer working life. The equipment was presented at the IV Congress of Electric Energy Technical Innovation receiving an Honorary Mention - Informe Técnico – First Place. The company is also continuing with the project “Distributed Residential Generation System”, based on a natural gas reformer and a 2 KW combustion cell.

- The group companies also acquired 4 electric motorcycles with an operating cost of R$ 0.01 per kilometer and a running distance of 50 km per charge.

• Program of Urban Tree planting: donations of up to 82 thousand saplings to the municipalities in their concession areas.

• Program for the Final Disposal of Hazardous Residues.

• Program for Selective Collection: separation of white paper, cardboard and plastics.

• Maintenance of the Environmental Certificate ISO 14.001:04: the certificate is valid for the scope “Co-existence of the Urban Electric Energy Distribution Grid and the Environment”, at the two distributors.

• Reverse Chain: a process that permits the re-utilization of materials and obsolete equipment, withdrawn from the energy distribution and transmission networks.

Rio Grande Energia

• Certification ISO 14.001: in December 2007, RGE received from BVC (Bureau Veritas Certification of Brazil) the recommendation for the certification ISO 14.001:2004 in the following scopes: “Co-existence of the Urban Electric Energy Distribution Grid and the Environment” and “Electric Energy Transmission Services at the Substation Antônio Prado and the 69 kV Transmission Line Nova Prata 2 - Antônio Prado”.

• Reverse Logistics Process: aimed at the recycling and recovery of about 120 tons/month of damaged equipment and materials from the electric system.

• Fifth Stage of the Impressive Tree Campaign: in 2007, through this campaign, RGE, distributed 15 thousand saplings of trees considered impressive and rare, from the species, guabijú, angico, cerejeira, uvaia and ipê amarelo. Leaflets containing information on the trees were also distributed. The campaign was started in 2003 and has already distributed approximately 149 thousand saplings.

• Sixth Stage of the Araucária Reforestation Campaign: aimed at encouraging the replanting of the Araucária, a tree considered to be in extinction and essential for the native fauna of the region. In 2007, 5 thousand saplings and 2 thousand boxes of seedlings were distributed. It is estimated that this year the campaign will have been responsible for an increase of 20 thousand araucárias within the RGE concession area.

• The Matas Ciliares Project: carried out in partnership with other organizations through which RGE donates material for the construction of isolating fences for the environmental recovery of 1,080,000 m² of areas situated by the banks of the rivers.

• Urban Tree Planting Project: in which RGE planted 1.3 thousand trees in the streets and parks of 20 municipalities. The project was carried out with the highest standards of quality, delivering excellent results regarding environmental and aesthetic aspects, earning considerable recognition from the benefited communities.

Corporative Programs:

• Program for the Neutralization of Greenhouse Gas Emissions: the group companies have been carrying out extensive diagnoses on gases that can cause the greenhouse effect from secondary activities at the Campinas Headquarter Building. The target is to dimension the emissions resulting from the company’s activities with the aim of seeking alternative solutions to minimize and compensate their impacts.

Recognition

The CPFL Energia group companies received several prizes in recognition of their performance in the areas of management, operations and quality of services, here are a few:

CPFL ENERGIA

• Carta Capital Magazine - Most Admired Companies in Brazil – “The Most Admired in the Energy Sector”.

• Annual Statement Award 2007 - Jornal Gazeta Mercantil: Best Energy Company.

• DCI Companies Award 2007 - Best Company in the Electric Energy Sector.

• Guide Exame of Sustainability 2007 - Model Company, for the fifth year.

• Guide Exame/Você S.A. - Best Companies to Work For, for the sixth year.

• Apimec Quality Award 2007 - Best Presentation of the Year.

• Expo Money Awards 2007 - Special Mention - Respect for the Individual Investor.

• Aberje Brasil Award 2007:

- Business Communication Company of the Year - Highlight Brazil - CPFL Energia.

- Personality of the Year in Business Communication.

- Audio-Visual Media Management - São Paulo Region - South.

• IR Magazine Awards Brazil 2007 - Honorary Mentions: Best Corporate Governance, Best Conference Call, Best “Large Cap” Company Investor Relations Program.

• USP Award for Corporate Communications 2007 - Espaço Cultural CPFL Communication.

DISTRIBUTORS

• Electricity Award 2007 - Eletricidade Moderna (Modern Electricity) Magazine:

- CPFL Paulista - Best Company in Brazil, Best Company in the Southeastern Region, Best Operational Performance.

- RGE - Best Company in Brazil in Commercial Performance, Best Company in the Southern Region.

- CPFL Jaguari - Best National Evolution.

- CPFL Leste Paulista - Best Engineering Performance.

• Abradee Award 2007:

- CPFL Paulista - Best Operational Management.

- CPFL Piratininga - Best Economic-Financial Management.

• IASC Award - ANEEL Index of Consumer Satisfaction:

- CPFL Jaguari - Best Concessionaire in Brazil and Best Electric Energy Distributor -Southern, Southeastern, Central-Western Regions - (Up to 30 thousand consumer units).

- CPFL Leste Paulista – Best Electric Energy Distributor - South/Southeastern Regions, for concessionaires between 30 thousand and 400 thousand consumer units.

• “Medalha Eloy Chaves” Award for Health and Safety at Work:

- CPFL Santa Cruz – Accident Prevention Achievement.

- RGE - Accident Prevention Achievement.

GENERATORS

• Mário Henrique Simonsen Award 2007

- BAESA - Energética Barra Grande - Statement Excellence.

• Fritz Müller Award 2007 - Environmental Foundation-SC

- Baesa (Energética Barra Grande) - Execution of relevant environmental actions.

• Fritz Müller Award 2007 - Environmental Foundation-SC Company Award

- Enercan (Campos Novos Energia) - Creation of the Canoas River Park.

• Citizen Company ADVB 2007

- Baesa (Energética Barra Grande) - Environmental Preservation Category.

COMMERCIALIZATION COMPANIES

• Corporate Excellency Award - FGV/Conjuntura Econômica (Economic Conjuncture) Magazine:

- CPFL Brasil - Highest profitability based on assets and net worth among any publicly held company in any sector monitored by FGV.

- Highlighted in the evaluation carried out by Valor 1000 Award, with the highest profitability - Return to Shareholders in relation to Own Capital in the institution.

9. Independent Auditors

The Independent Auditing Firm KPMG was contracted by CPFL Energia for external auditing services related to the examination of the company’s financial statements as from the second quarter of 2007, in compliance with the required turnover of auditing firms as prescribed in Article 31 of Instruction CVM 308/1999. In compliance with Instruction CVM No. 381/03, we inform that this auditing firm, in 2007, did not render any services non-related to external auditing with fees higher than 5% of the total fee received for this service.

10. Closing Acknowledgements

The CPFL Energia Board of Directors wishes to thank the shareholders, clients, suppliers and the communities in the controlled companies’ activity area, for the confidence placed in the Company in 2007. We especially thank our employees for the competence, effort and dedication in the fulfillment of the objectives and targets established.

The Board of Directors

For further information on the performance of this company or any other company pertaining to the CPFL group, access the website
www.cpfl.com.br/ir.

Annual Social Report / 2007(*) Company: CPFL - ENERGIA S.A

1 - Basis of Calculation	2007 Value (R$ 000)			2006 Value (R$ 000)

Net Revenues (NR)			9,409,535			7,911,950

Operating Result (OR)			2,507,161			2,121,254

Gross Payroll (GP)			392,246			351,814

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Valor (000)	% of GP	% of NR

Food	30,228	7.70%	0.31%	26,556	7.55%	0.34%

Mandatory payroll taxes	104,345	26.60%	1.11%	95,344	27.10%	1.21%

Private pension plan	21,640	5.52%	0.23%	19,234	5.47%	0.24%

Health	25,284	6.45%	0.27%	20,901	5.94%	0.26%

Occupational safety and health	3,025	0.77%	0.03%	466	0.13%	0.01%

Education	2,523	0.64%	0.03%	1,515	0.43%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Training and professional development	7,712	1.97%	0.08%	7,244	2.06%	0.09%

Day-care/allowance	778	0.20%	0.01%	493	0.14%	0.01%

Profit/income sharing	28,073	7.16%	0.30%	32,622	9.27%	0.41%

Other	6,288	1.60%	0.07%	2,483	0.71%	0.03%

Total - internal social indicators	229,896	58.61%	2.44%	206,858	58.80%	2.61%

3 - External Social Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR

Education	12	0.00%	0.00%	166	0.01%	0.01%

Culture	14,133	0.56%	0.15%	11,298	0.53%	0.14%

Health and sanitation	686	0.03%	0.01%	1,081	0.05%	0.01%

Sport	10	0.00%	0.00%	11	0.00%	0.00%

War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Other	2,293	0.09%	0.02%	19,882	0.94%	0.25%

Total contribution to society	17,134	0.68%	0.18%	32,438	1.53%	0.41%

Taxes (excluding payroll taxes)	4,607,134	183.76%	48.96%	4,554,544	214.71%	57.57%

Total - external social indicators	4,624,268	184.44%	49.14%	4,586,982	216.24%	57.98%

4 - Environmental indicators	Valor (000)	% of GP	% of NR	Valor (000)	% of OR	% of NR

Investments related to company production / operations	50,524	2.02%	0.54%	34,121	1.61%	0.43%

Investments in external programs and/or projects	12,150	0.48%	0.13%	13,810	0.65%	0.17%

Total environmental investments	62,674	2.5%	0.67%	47,931	2.26%	0.61%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have	( ) fulfill from		( ) do not have	( ) fulfill from
	targets	51 to 75%		targets	51 to 75%
	( ) fulfill from	(X) fulfill from		( ) fulfill from	(X) fulfill from
	0 to 50%	76 to 100%		0 to 50%	76 to 100%

5 - Staff indicators	2007	2006

Nº of employees at the end of period	7,176	5,836

Nº of employees hired during period	820	425

Nº of outsourced employees	5,414	3,286

Nº of interns	158	137

Nº of employees above 45 years of age	1,838	1,324

Nº of women working at the company	1,172	1,012

% of management position occupied by women	8.67%	11.20%

Nº of Afro-Brazilian employees working at the company	554	431

% of management position occupied by Afro-Brazilian employees	1.02%	0.40%

Nº of employees with disabilities	196	179

6 - Relevant information regarding the exercise of corporate citizenship	2007			2008 Targets

Ratio of the highest to the lowest compensation at company	80.67			80.67

Total number of work-related accidents	90			30

Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees

Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa

Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) will not get involved	( ) will follow the OIT standards	(X) will motivate and follow OIT

The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

In the selection of suppliers,the same ethical standards and social/environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	( X ) will be required

Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X ) organizes and motivates	( ) will not get involved	( ) will support	(X ) will organize and motivate

Total number of customer complaints and criticisms:	in the company 785,607	in Procon 1,858	in the Courts 1,683	in the company 748,078	in Procon 1,780	in the Courts 1,559

% of complaints and criticisms attended: to/resolved	in the company 100%	in Procon 100%	in the Courts 67%	in the company 100%	in Procon 100%	in the Courts 45%

Total Value-Added for distribution (R$ 000):	In 2007: 7,887,597			In 2006: 7,065,607

Value-added Distribution (VAD):	66.56% government 4.00% employees			65.39% government 4.99% employees
	19.79% shareholders 8.61% third parties			18.88% shareholders 9.74% third parties
	1 04% retained			1.00% retained

7 - Other information

1 - Calculation Base

Net Revenues (NR)

The Company did reclassifications in the line of net revenues in the 2006 income statement, see details in explanatory note No. 2 of the Financial Statements.

Consolidated informations

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of power to 234 municipalities in the interior of São Paulo State, serving approximately 3,414.6 thousand consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of power to 27 municipalities in the interior and coastal areas of São Paulo State, serving approximately 1,329.7 thousand consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period. The Companyholds 100% of the total capital of CPFL Piratininga.

Rio Grande Energia S.A.

Rio Grande Energia S.A. (“RGE”) is a publicly quoted corporation and public electric energy service concessionaire, operating in the northern and northeastern regions of the State of Rio Grande do Sul, serving 262 municipalities and approximately 1,160.4 thousand consumers. The main municipalities include Passo Fundo and Caxias do Sul. Its has a concession term of 30 years, up to 2027, which may be extended for a further 30 years. Since the corporate restructuring of RGE, the Company directly holds 100% of the capital of RGE (for further details see Note 12).

Companhia Luz e Força Santa Cruz

CPFL Santa Cruz is a private corporation and public electric energy service concessionaire, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 169.3 thousand consumers. The main municipalities include Ourinhos, Avaré and Santa Cruz do Rio Pardo. Its concession term ends in 2015, and may be extended for a further 20 years.

Indirect interests:

Companhia Paulista de Energia Elétrica

Companhia Paulista de Energia Elétrica (“CPFL Leste Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 7 municipalities: São José do Rio Pardo, Casa Branca, Caconde, Divinolândia, Itobi, São Sebastião da Grama and Tapiratiba, located in the State of São Paulo, serving approximately 47.8 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 96.56% of the capital of CPFL Leste Paulista.

Companhia Sul Paulista de Energia

Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) is a private corporation and public electric energy service concessionaire, which distributes energy to 5 municipalities: Itapetininga, São Miguel Arcanjo, Sarapuí, Guareí and Alambari, located in the State of São Paulo, serving approximately 66.4 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 87.80% of the capital of CPFL Sul Paulista.

Companhia Jaguari de Energia

Companhia Jaguari de Energia (“CPFL Jaguari”) is a private corporation and public electric energy service concessionaire, which distributes energy to 2 municipalities: Jaguariúna and Pedreira, located in the State of São Paulo, serving approximately 29.6 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of CPFL Jaguari.

Companhia Luz e Força Mococa

Companhia Luz e Força Mococa (“CPFL Mococa”) is a private corporation and public electric energy service concessionaire, operating mainly in distribution of energy to the municipality of Mococa, in the State of São Paulo and 3 municipalities in the State of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 37.8 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 89.75% of the capital of CPFL Mococa.

1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, which operated until 2006 as a holding company for the Company's energy generation business. As from 2007, with the mergers of CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”) and SEMESA S.A. (“SEMESA”), see Note 12, in addition to participating in the capital of other companies, the subsidiary CPFL Geração started operating as a public electric energy generation service concessionaire. It owns 19 small hydropower plants and 1 thermal power plant, with total installed capacity of 120 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for a further 30 years. It also has an interest in the Serra da Mesa Hydropower Plant, located on the Tocantins river in the State of Goiás. The concession and operation of the Hydropower plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). These assets were leased to FURNAS under an agreement with a term of 30 years, starting in 1998, which assured SEMESA of a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured power of 671 MW (average of 345.8 MW). CPFL Geração, through the merged subsidiary SEMESA, also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term. The Company holds 100% of the capital of CPFL Geração.

Indirect interests:

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. (“CPFL Sul Centrais Elétricas”) is a limited liability company and owns four small hydropower plants – PCHs, in the State of Rio Grande do Sul. The total power of the PCHs is 2.65 MW, with average assured energy of 2.45 MW. The subsidiary CPFL Geração holds 100% of CPFL Sul Centrais Elétricas’ capital.

BAESA - Energética Barra Grande S.A.

BAESA – Energética Barra Grande S.A. (“BAESA”), is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 25.01% of BAESA's capital.

Campos Novos Energia S.A.

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, (located on the River Canoas in the State of Santa Catarina), with planned installed capacity, established in the concession contract, of 880 MW. Commercial operations started in 2007, 2 turbines started operating in February and the last turbine started operating in May. Its concession term ends in 2035, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 48.72% of ENERCAN’s total capital.

Paulista Lajeado Energia S.A.

The objective of Paulista Lajeado Energia S.A. (“Paulista Lajeado”), a private corporation, is the generation and sale of electric energy. Paulista Lajeado holds 6.93% of the shared concession for the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.84% share in the total capital of Investco S.A. (“Investco”), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement and the portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Paulista Lajeado’s concession term ends in 2032, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary Jaguari Geração holds 59.93% of the capital of Paulista Lajeado.

Subsidiaries in development

The subsidiary CPFL Geração holds interests in new generating ventures, the total assured energy of which will be available by 2010, increasing its installed capacity, in proportion to its participation, to 2,087

MW. This capacity, together with the installed capacity of the subsidiaries of CPFL Jaguariúna will provide a total consolidated installed capacity of 2,174 MW. These jointly-controlled projects are:

CERAN - Companhia Energética Rio das Antas S.A.

The objective of CERAN - Companhia Energética Rio das Antas S.A. (“CERAN”), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants (located of the State of Rio Grande do Sul) with planned installed capacity of 360 MW. The Monte Claro Hydropower Plant (130 MW) started operating in December of 2004, and the operational start-up of the other plants is scheduled for 2008 (Castro Alves and 14 de Julho Hydropower Plants). Its concession term ends in 2036, and may be extended to additional 35 years. The subsidiary CPFL Geração holds 65.00% of the capital of CERAN.

Foz do Chapecó Energia S.A.

The objective of Foz do Chapecó Energia S.A. (“Foz do Chapecó”), a private corporation, is to construct, operate and exploit the Foz do Chapecó Hydropower Plant (located on the Uruguai River on the border of the States of Santa Catarina and Rio Grande do Sul), with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 51.00% of the capital of Foz do Chapecó.

1.3 – Commercialization activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. (“CPFL Brasil”) is a private corporation, and its main objective is to sell energy, provide associated services, linked with or necessary for the sale of energy, and strategic, institutional and financial advisory services for buyers and sellers of electric energy and organizations operating in the national and international energy sector. CPFL Brasil is authorized by ANEEL to act as an electric energy retail agent in the ambit of the Electric Energy Trading Chamber (“CCEE”). The Company holds 100% of CPFL Brasil's capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda

Clion Assessoria e Comercialização de Energia Elétrica Ltda (“CPFL Meridional”) is a limited liability company, in order to sell electric energy and provide consultancy services in the energy field. It is authorized by ANEEL to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Meridional.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. (“Sul Geradora”) is a private corporation with the main purpose of participating in the capital of other companies as a shareholder, quota-holder or in any other capacity. The subsidiary CPFL Brasil holds 99.95% of the capital of Sul Geradora.

CPFL Comercialização Cone Sul S.A.

CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”) is a private corporation, and its objective is to sell energy. It is authorized to act as electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Cone Sul.

CPFL Planalto Ltda

The objective of CPFL Planato Ltda (“CPFL Planalto”), a limited liability company, is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Jaguariúna holds 100% of CPFL Planalto's capital .

CPFL Serviços, Equipamentos, Indústria e Comércio S.A.

The objective of CPFL Serviços, Equipamentos, Indústria e Comércio S.A (“CPFL Serviços”), a private corporation, is service provision in two business sectors: generation, transmission and distribution of electric energy and the transmission, distribution and storage of natural gas. The subsidiary CPFL Jaguariúna holds 89.81% of the capital of CPFL Serviços.

1.4 –Other Participation Companies

Perácio Participações S.A.

The objective of Perácio Participações S.A. (“Perácio”) a private corporation is participation in other companies. It currently owns 100% of the capital of CPFL Jaguariúna. The Company holds 100% of Perácio's capital .

CPFL Jaguariúna S.A.

CPFL Jaguariúna S.A. (“CPFL Jaguariúna”) was set up with the main objective of acting as a holding company, and holds direct and indirect shares in public utilities companies that provide generation, distribution and sale of electric energy services. Perácio holds 100% do CPFL Jaguariúna's capital.

Makelele Participações S.A.

The objective of Makelele Participações S.A. (“Makelele”), a private corporation, is to participate in other companies, However, it currently holds no such participations. The subsidiary CPFL Geração holds 100% of Makelele's capital.

Companhia Jaguari de Geração de Energia

Companhia Jaguari de Geração de Energia (“Jaguari Geração”) is a private corporation and was set up to operate in the generation, distribution and sale of electric energy. Jaguari Geração currently holds 59.93% of the capital of Paulista Lajeado. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of Jaguari Geração.

Chumpitaz Participações S.A.

The objective of Chumpitaz Participações S.A. (“Chumpitaz”), a private corporation, is participation in other companies, besides it doesn’t have any participation at this moment. The Company holds 100% of Chumpitaz's capital.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with generally accepted accounting principles in Brazil, in accordance with the Accounting Manual of the Public Electric Energy Service, rules defined by National Electric Energy Agency “ANEEL” and the standards published by the Brazilian Securities Commission (“CVM”).

In order to improve the information presented to the market, the 2007 and 2006 Cash Flow and Added Value Statements, parent company and consolidated, are presented as additional information, in APPENDICES I and II.

The Cash Flow Statements were prepared in accordance with the criteria established by “FAS 95 – Statement of Cash Flows”, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission (“SEC”).

2.1 Summary of the Principal Accounting Practices

a) Cash and Banks: Include cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at cost, plus income accrued up to the balance sheet dates.

b) Consumers, Concessionaires and Licensees: Include the supply of billed and unbilled electric energy to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts through the Electric Energy Trading Chamber (“CCEE”) and balances related to regulatory assets of different kinds.

c) Allowance for Doubtful Accounts: recorded based on an analysis of the amounts receivable from clients in the residential class past due by more than 90 days, in the commercial class past due by more than 180 days and from other classes past due by more than 360 days, including public sector clients. It also takes into account an individual analysis of the balances of the larger customers, including refinancing of receivables classified as doubtful, in accordance with management's experience in relation to effective losses.

d) Investments: Include interests in subsidiaries valued by the equity method. Other interests are recorded at acquisition cost, net of provisions to reduce them to market value, where applicable. Investments also include the goodwill recorded on the acquisition of subsidiaries, resulting from the difference between the acquisition price paid and the book value of the companies acquired, amortized in proportion to the projected net income for the remaining period of the concession contract of each investee, in accordance with the ANEEL instructions.

Also includes assets related to the Serra da Mesa Hydropower Plant project, which, as they are leased to FURNAS, are shown under “Investments – Leased Assets”, net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%

e) Property, plant and equipment: Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs, restated to December 31, 1995, net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%.

f) Restatement of Assets and Liabilities: Assets and liabilities indexed to inflation or exchange rates variations, in accordance with contractual or legal provisions, are updated to the balance sheet dates.

g) Income Tax and Social Contribution: are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The Company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution payable within a period not exceeding 10 years. The subsidiaries also recorded tax credits in respect of the benefit of the goodwill merged by the subsidiaries, which are amortized in proportion to the projected net income for the remainder of the concession contract of each investee.

h) Retirement and Pension Plans: The subsidiaries record the post-employment benefits and the pension plans on the accrual basis and in accordance with CVM Decision 371/00.

i) Reserves for contingencies: The reserves for contingencies known at the balance sheet dates are recorded by assessing and quantifying the risks relating to tax, labor or civil matters, where management and the legal advisors consider loss is probable in processes involving litigation. The provisions shown in this item are net of the related legal deposits or blocks.

j) Loans and financing - Restated in accordance with the monetary and exchange variations, including charges.

k) Derivatives - The company uses derivatives to manage the risks of variations in the exchange rates and interest on certain liabilities. These contracts are recorded on the accrual basis, and accrued losses and gains are recognised in financial income or expense.

l) Income: Revenue and expense are recorded on the accrual basis. Revenue from electric energy distribution is recognized when the energy is billed. Unbilled revenue relating to the monthly billing cycle is provisioned based on the actual amount of energy supplied during the month and the annualized loss rate. Historically, the difference between the estimated unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is recorded based on the assured energy and at tariffs specified in the terms of the contract or the market price in force. No consumers represent 10% or more of the total billing. The credits on operating costs and expense offset in determination of PIS and COFINS are stated net in the respective costs and expenses accounts.

m) Estimates: Preparation of financial statements in accordance with Brazilian Accounting Principles requires management of the Company and its subsidiaries to use estimates as a basis for recording certain transactions that affect the reported amounts of assets, liabilities, revenues and expenses, and also the disclosure of information on data in the financial statements. The final results of these transactions and information, with respect to their effective realization in subsequent periods, may differ from these estimates.

n) Net Income per Share: Is determined considering the number of shares outstanding on the balance sheet dates.

The Company and its subsidiaries made certain reclassifications in the Financial Statements published in December 31, 2006, to provide a basis for comparison, basically as a result of the new classifications required by ANEEL, in accordance with Order nº 3.073, which made changes to the Public Electric Energy Service Accounting Manual:

Item	From	To

Deductions from Operating
Fuel Consumption Account - CCC	Operating Expenses	Revenue
Energy Development Account -		Deductions from Operating
CDE	Operating Expenses	Revenue
Research and Development and		Deductions from Operating
Energy Efficiency Programs	Operating Expenses	Revenue

2.2 Consolidation Principles

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Serra (to June 30, 2007), RGE (as from July 1, 2007), Nova 4 (to October 30, 2007), CPFL Santa Cruz (as from November 1, 2007), CPFL Geração, CPFL Brasil, Chumpitaz and Perácio (see corporate restructuring in Note 12). The asset, liability, income and expense balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of CPFL Energia’s subsidiaries are consistent with those of CPFL Energia. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders’ equity base for calculation of equity interest and, consequently, in consolidation.

The Company's subsidiaries, by line of business, are as follows:

		2007		2006

Subsidiary	Consolidation	Equity Interest - %		Equity Interest - %

	Method	Direct	Indirect (*)	Direct	Indirect (*)

Energy Distribution
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	-	99.99
Rio Grande Energia S.A.	Full	100.00	-	-	99.76
Companhia Paulista de Energia Eletrica	Full	-	96.56	-	-
Companhia Jaguari de Energia	Full	-	90.15	-	-
Companhia Sul Paulista de Energia	Full	-	87.80	-	-
Companhia Luz e Força de Mococa	Full	-	89.75	-	-

Energy Generation
CPFL Geração de Energia S.A.	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A.	Full	-	-	-	100.00
SEMESA S.A.	Full	-	-	-	100.00
CPFL Sul Centrais Elétricas Ltda	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A.	Full	-	59.93	-	-
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A.	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A.	Proportionate	-	51.00	-	85.00
Campos Novos Energia S.A.	Proportionate	-	48.72	-	48.72

Energy Commercialization
CPFL Comercialização Brasil S.A.	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A.	Full	-	100.00	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica
Ltda	Full	-	100.00	-	100.00
Sul Geradora Participações S.A.	Full	-	99.95	-	99.95
CPFL Planalto Ltda. (former CMS Comercializadora de	Full	-	100.00	-	-
Energia Ltda.)

Services
CPFL Serviços, Equipamentos, Indústria e Comércio	Full	-	89.81	-	-
S.A. (former CMS Energy, Equipamentos, Serviços,
Indústria e Comércio S.A.)

Holding Company
Nova 4 Participações Ltda	Full	-	-	100.00	-
CPFL Serra Ltda	Full	-	-	100.00	-
Perácio Participações S.A.	Full	100.00	-	-	-
Chumpitaz Participações S.A.	Full	100.00	-	-	-
Makelele Participações S.A.	Full	-	100.00	-	100.00
CPFL Jaguariúna S.A. (former CMS Energy Brasil S.A.)	Full	-	100.00	-	-
Companhia Jaguari Geração de Energia	Full	-	90.15	-	-

(*) Refer to the interests held by direct subsidiaries.
Corporate changes are described in Note 12.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	2007	2006	2007	2006

Assets

Consumers, Concessionaires and Licensees (note 5)
Extraordinary Tariff Adjustment (a)	3,448	210,517	456	-
Free Energy (a)	1,924	74,500	480	790
Tariff Review - Remuneration Base (b.1)	1,443	28,484	-	-
Tariff Review - Depreciation (b.1)	13,147	34,341	-	12,604
Tariff Adjustment - Others (b.3)	1,769	-	95	-
Discounts on the TUSD and Irrigation (b.3)	64,235	31,078	19,637	7,970

	85,966	378,920	20,668	21,364

Deferred cost variations
Parcel "A" (a)	343,233	102,460	167,716	460,721
CVA (c)	189,216	231,893	38,178	51,957

	532,449	334,353	205,894	512,678
Prepaid Expenses (note 9)
Tariff Adjustment – Others (b.3)	20,001	31,034	42	6,904
PIS and COFINS - Generators pass-through (b.3)	1,210	22,447	-	3,473
Increase in PIS and COFINS (b.3)	25,097	47,106	-	3,554
Energy Surpluses and Shortfalls (b.3)	81,704	30,102	28,605	5,467
Low Income Consumers' Subsidy - Losses (d)	55,967	47,393	-	-

	183,979	178,082	28,647	19,398
Liabilities

Suppliers (note 14)
Free Energy (a)	(35,609)	(103,581)	(223)	-
				-
Deferred Gains Variations
Parcel "A" (a)	(9,668)	-	(4,890)	(12,335)
CVA (c)	(220,370)	(162,350)	(63,499)	(58,734)

	(230,038)	(162,350)	(68,389)	(71,069)
Other Accounts Payable (note 21)
PIS and COFINS - Generators pass-through (b.3)	(8)	(15,010)	-	-
Reimbursement to the consumer – IRT Recalculation
(b.3)	(26,213)	-	-	-
Tariff Adjustment – Others (b.3)	(1,492)	-	(54)	-
Increase in PIS and COFINS (b.3)	(113,964)	(30,842)	-	-
Energy Surpluses and Shortfalls (b.3)	(130)	-	(12)	-
Low Income Consumers' Subsidy - Gains (d)	(8,553)	(3,964)	(71)	(732)

	(150,360)	(49,816)	(137)	(732)

Total	386,387	575,608	186,460	481,639

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program.

This adjustment is being used to offset the following regulatory assets recorded by the subsidiaries:

	Consolidated

		Free Energy (2)

		Asset	Liability	Parcel "A"

	RTE (1)			Net (3)

Ratified Amount	925,347	374,639	(355,579)	231,029
Remuneration	727,904	290,784	(289,283)	386,344
Provision for Losses	(154,111)	(203,682)	190,493	-
Amount Amortized	(1,495,236)	(459,337)	418,537	(120,982)

Balances to be Amortized as of December 31, 2007	3,904	2,404	(35,832)	496,391

(1)	ANEEL Resolutions nº 480/02, 481/02 and 01/04.
(2)	ANEEL Resolutions nº 483/02 and 01/04.
(3)	ANEEL Resolutions nº 482/02 and 01/04.

Changes in RTE, Free Energy and Parcel “A” balances:

	Consolidated

		Free Energy

				Parcel "A"
	RTE (1)	Asset (2)	Liability	Net

Balances as of December 31, 2005	417,012	284,801	(292,200)	475,906
Assets added to the consolidated due to
acquisition of equity interests	-	1,395	(1,503)	3,187
Monetary Restatement	51,488	43,669	(58,519)	71,753
Provision for Losses	-	(146,606)	145,568	-
Realization/Payment	(257,983)	(107,969)	103,073	-

Balances as of December 31, 2006	210,517	75,290	(103,581)	550,846
Assets added to the consolidated due to
acquisition of equity interests	5,249	2,977	(3,814)	1,723
Monetary Restatement	20,542	27,654	(24,344)	61,480
Provision for Losses	(8,744)	(45,916)	44,925	-
Realization/Payment	(223,660)	(79,964)	71,115	(117,658)
Tax Adjustments – Technical Note
392/2007 – SFF/ANEEL	-	22,363	(20,133)	-
Balances as of December 31, 2007	3,904	2,404	(35,832)	496,391

(1)	R$ 150 was recorded in Operating Revenue, under "Realization of Extraordinary Tariff Adjustment ", in relation to amortization of the Parcel "A" liability.

(2)	The effects of amortization in 2007 were recorded in Operating Revenue R$ 76,487 (R$ 103,406 in 2006) and Accounts Receivable R$ 3,477 (R$ 4,563 in 2006).

  Extraordinary Tariff Adjustment (RTE) – Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

The RTE recorded refers to the indirect subsidiary CPFL Sul Paulista, which established a provision for losses of R$ 2,021, based on estimated projections of revenue, taking into consideration the market growth and expectations of inflation, interest and regulatory aspects. The deadline established by ANEEL for recovery of the RTE by CPFL Sul Paulista is January 2009.

The term for recovery of the RTE ended in 2007 for the concessionaires CPFL Paulista and CPFL Piratininga, and losses of R$ 115,863 and R$ 36,227, respectively, were recorded due to failure to realize this asset. The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of the RTE in June 2005, December 2004 and December 2006, respectively.

  Electric energy from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

  The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

  As a result of the end of the term for collection of RTE in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded Free Energy losses of R$ 135,545 and R$ 53,210, respectively. The asset was written off against the Other Operating Expenses - Sales and the liability was written off in Other Operating Income, having no impact on the income of the subsidiaries. The subsidiary CPFL Jaguari also recorded Free Energy losses of R$ 365 in 2007. The subsidiary CPFL Sul Paulista established a provision for losses on free energy of R$ 1,738.

  In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program. As in the case of the RTE, as of December 31, 2007, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 12,824.

  Parcel “A” – Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

  The subsidiary CPFL Piratininga, started to offset Parcel “A” as from February 2007, using a mechanism similar to that used for the RTE. The subsidiaries CPFL Paulista and CPFL Sul Paulista, amortization of parcel “A” will start from January 2008 and February 2009, respectively, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was amortized in November 2007, September 2005, March 2007 and August 2005, respectively.

The amortization of Parcel “A” in 2007 for CPFL Piratininga and CPFL Santa Cruz is as follows:

Consolidated

2007

Energy Purchased	84,838
System Service Charge	5,477
Fuel Consumption Account - CCC	24,742
RGR	1,881
Inspection Fee	720

Total	117,658

b) Review and Adjustment Tariff

b.1) 1st Tariff review cycle (2003/2004)

a) CPFL Paulista – Depreciation Difference

In 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first periodic Tariff Review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, which is being offset in the 2007 tariff adjustment. This regulatory asset was recorded in the “Consumers, Concessionaires and Licensees – Tariff Review - Depreciation” account, including the effects of PIS and COFINS, and has been amortized since the adjustment.

b) CPFL Piratininga – Remuneration Base

In 2006, by Ratification Resolution nº 385, and in answer to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL amended the amounts of the subsidiary CPFL Piratininga remuneration base.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in line with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset of R$ 26,970 thousand in 2006, including PIS and COFINS, set against income from the Sale of Electric energy.

ANEEL Resolution nº 336, of 2001, concerning approval of the request for spin-off of Bandeirante and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first periodic Tariff Review, the lower of the rates of the two concessionaires would apply. As the rate for Bandeirante was 10.14%, against 11.52% for CPFL Piratininga, the rate of 10.14% applies.

ANEEL Order nº 3209, of October 22, 2007, ratified the result of the Company’s first tariff Review, making it final.

c) CPFL Santa Cruz, CPFL Mococa and CPFL Leste Paulista – Remuneration Base

In 2005, ANEEL finally approved the results of the first periodic Tariff Review of February 2004 for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. The differences between the provisional and the final percentages for subsidiaries CPFL Santa Cruz, CPFL Leste Paulista e CPFL Mococa were deferred to the next tariff adjustments and recovery is expected to continue until January 2008.

b.2) 2nd tariff review cycle (2007/2008)

By Ratification Resolution nº 553, ANEEL provisionally readjusted the tariffs of the subsidiary CPFL Piratininga by -10.11%, of which -10.94% refers to the tariff adjustment and 0.83% to the financial components not included in the periodic tariff review.
As a result of the elimination from the tariff base of financial components added in the 2006 annual adjustment, the average effect for consumers will be -15.29% .

The adjustment authorized by ANEEL comprises the following items:

Verified Revenue	2,136,914

Parcel A	1,423,875

Gross Interest on Capital	154,530
Depreciation Rate	81,098
Reference Company	244,232
Default	12,619

Parcel B	492,479

Income Required (Parc. A + B)	1,916,354

(-) Other Income	(13,152)

Income Required	1,903,202
Financial Components	15,767

Financial Repositioning	-10.94%
Financial Components	0.83%
Total Repositioning	-10.11%

Calculation of Parcel A comprises:

  Sector charges of R$ 257,170 (of which CCC and CDE account for around 78%);
  Energy Purchased amounting to R$ 954,779;
  Energy Transmission, amounting to R$ 211,926.

The financial components external to the tariff review comprise:

  Deferred Tariff Costs and Gains Variations (“CVA”) amounting to R$ 3,918;
  Overcontracting of Electric energy amounting to (R$ 3,304) (negative effect);
  Discounts on collection of the Tariff for Use of the Distribution System (“TUSD”) amounting to R$ 8,342;
  Adjustments of Connection Charges, Basic Network and CUSD amounting to R$ 5,744;
  Other components totaling R$ 1,067.

Additionally, a provisional Xe Factor of 0.73% was established, to be applied as a reduction factor for “Parcel B” in the subsequent 2008, 2009 and 2010 tariff adjustments.

b.3) 2007 Tariff Adjustments

The Annual Tariff Review - IRT of the electric energy distributors is the sum of the economic tariff review and the additional financial components. The Ratification Resolutions and the breakdown of the annual tariff review for the Company’s directly and indirectly controlled electric energy distributors are shown in the following table:

		% Annual	% Financial	% Total
Distributor	Ratification Resolution	Adjustment	Components	Adjustment

CPFL Santa Cruz	Resolution 424, of January 30, 2007	4.56%	1.15%	5.71%
CPFL Leste Paulista	Resolution 419, of January 30, 2007	3.52%	-0.21%	3.31%
CPFL Sul Paulista	Resolution 423, of January 30, 2007	1.64%	3.88%	5.52%
CPFL Jaguari	Resolution 421, of January 30, 2007	-0.38%	2.04%	1.66%
CPFL Mococa	Resolution 420, of January 30, 2007	6.70%	2.91%	9.61%
CPFL Paulista	Resolution 445, of April 3, 2007	2.60%	4.46%	7.06%
RGE	Resolution 452, of April 18, 2007	3.77%	2.28%	6.05%
CPFL Piratininga	See 2nd Tariff Review Cycle

In addition to the CVA (see item “c”), the main additional financial components are as follows:

  Increase in PIS and COFINS

  Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005.

  The amounts approved and the additional amounts recorded in 2007 and 2006 are shown in the following table:

	Total Amount	Recording of PIS and Cofins
	Approved	increase - Asset

Distributor		2007	2006

CPFL Paulista	97,377	72,983	-
CPFL Piratininga	34,263	-	30,842
RGE	13,462	569	-

		73,552	30,842

These amounts were recorded in the “Prepaid Expenses” account (note 9).

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 21), which is monetarily restated based on the variation of the IGP-M.

  Energy Surpluses and Shortfalls

  Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from electric energy surpluses and shortfalls will be passed on to the tariffs, limited to 3% of the energy load requirement.

  The net 2007 and 2006 energy surpluses or shortfalls were placed at the disposal of the CCEE for short term sales, which were consequently liquidated at the short-term market price.

  The constitution and amortization of the distributors’ net energy surpluses or shortfalls are recorded as “Prepaid Expenses” (note 9) and credited to Cost of Electric Energy (note 24).

  Discounts on the TUSD and Irrigation

  The subsidiaries record regulatory assets for the (i) special discounts applied on the TUSD in respect of supplying electric energy from alternative sources and (ii) on irrigation and hydroculture. These assets were recorded in “Consumers, Concessionaires and Licensees” (note 5) and set against the “Revenue from Electric Energy Sales” (note 23) account.

Other effects of the tariff adjustment for the subsidiary CPFL Paulista, in addition to those mentioned above, were:

  In order to review the PIS and COFINS amounts of the Generators, ANEEL recalculated the electric energy cost of the first 2005 tariff adjustment. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. The CVA amounts approved by ANEEL in the 2007 Tariff Review Rate excluded the surpluses of the electric energy contracts, in accordance with item 61 of ANEEL Technical Note nº 069 of March 22, 2007. Accordingly, these effects basically explain the 2007 adjustments of R$ 98,635, recorded in “Other Accounts Payable”, and R$ 177,710, recorded in “Deferral of Tariff Costs”, both set against “Cost of Electric Energy” (Note 24).

  Also in connection with the events mentioned above, in 2007 the subsidiary CPFL Paulista recorded a reversal of R$ 10,910 in the PIS and COFINS - Generators pass-through regulatory asset and of R$ 15,834 in the Energy surpluses and shortfalls, estimated in accordance with ANEEL Technical Note nº 151/2006.

  Assets of R$ 14,854 were also recorded in 2007 in relation to other financial components of the 2007 IRT, relating mainly to R&D on the financial components of the 2004 to 2006 Tariff Review Rates, the Electric Energy for All (Luz para Todos) Program and others.

The following table shows the changes in the above items in relation to Tariff Review and Adjustments in the years ended December 31 2007 and 2006:

	Consolidated

	Tariff Review - Remuneration Base (b.1)	Tariff Review - Depreciation (b.1)	Tariff Adjustment- Other Asset and Liability (b.3) (1)	Tariff Adjustment- Itaipu Purchase (b.3)	PIS and COFINS - Generators Pass-through (b.3)		Tariff Review - Return of consumer - IRT 2005 and 2006 Recalculated (b.3)	Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls (b.3)	Discounts on the TUSD and irrigation (b.3)	Total

					Asset (2)	Liability (3)		Asset	Liability

Balance as of December 31, 2005	(103,182)	33,100	10,917	33,238	11,534	(11,456)	-	41,474	-	44,212	2,412	62,249
Assets added to the consolidated due to
acquisition of equity interests	6,686	-	-	-	70	-	-	12,389	-	-	107	19,252
Constitution	26,970	10,402	25,642	15,152	40,522	(40,633)	-	30,842	(30,842)	13,986	46,792	138,833
Restatement	-	3,443	607	277	-	-	-	1,079	-	-	425	5,831
Amortization	98,010	-	(12,280)	(35,615)	(26,206)	37,079	-	(35,124)	-	(22,629)	(10,688)	(7,453)

Balance as of December 31, 2006	28,484	46,945	24,886	13,052	25,920	(15,010)	-	50,660	(30,842)	35,569	39,048	218,712

Assets added to the consolidated due to
acquisition of equity interests	2,099	-	1,373	-	-	(50)	-	2,503	(2,558)	557	2,511	6,435
Constitution	8,301	6,310	31,785	-	(7,579)	-	(98,635)	73,552	(72,983)	99,270	77,489	117,510
Restatement	4,393	(3,784)	2,835	-	-	-	-	766	(7,581)	-	3,514	143
Amortization	(41,834)	(36,324)	(40,518)	(13,052)	(17,131)	15,052	72,422	(102,384)	-	(25,229)	(38,690)	(227,688)

Balance as of December 31, 2007	1,443	13,147	20,361	-	1,210	(8)	(26,213)	25,097	(113,964)	110,167	83,872	115,112

(1)
The effects of provisions for constitution were recorded in Operating Revenue (R$ 26,768), Cost of Energy (R$ 2,985), Operating Expense (R$ 2,006) and Financial Revenue (R$ 26). The effects of amortization were recorded in Operating Revenue R$ 39,212 (R$ 3,122 in 2006), Deductions from Operating Revenue (R$ 7,062 in 2006), Cost of Energy (R$ 677) and Operating Expense R$ 629 (R$ 2,096 in 2006).

(2)
The effects of provisions for constitution of 2006 were recorded in Operating Revenue (R$ 9,030) and in Cost of Energy (R$ 31,492). The effects of amortization were recorded in Operating Revenue R$ 2,015 (R$ 11,534 in 2006) and Accounts Receivable R$ 15,116 (R$ 14,672 in 2006).

(3)
The effects of provisions for constitution of 2006 were recorded in Operating Revenue (R$ 32,869) and in Cost of Energy (R$ 7,764). The effects of amortization were recorded in Operating Revenue R$ 15,385 (R$ 25,623 in 2006) and Accounts Payable R$ -333 (R$ 11,456 in 2006).

c) Deferred Tariff Costs and Gains Variations (“CVA”)

The mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments.

The following expenses are currently considered unmanageable costs:

  Electric energy purchased (tariff for the electric energy purchased and Incentive Program for Alternatives to Electric Energy – “PROINFA”);

  Use of Transmission System Charges (tariff for the electric energy transmission from Itaipu Binacional, System Service Charges and usage tariff for the transmission installations forming the basic network);

  Quota of payment to the Fuel Consumption Account – CCC;

  Quota of payment to the Energy Development Account – CDE.

The CVA amounts are restated based on the SELIC rate.

Detailing:	Consolidated

	Balance as of December 31, 2006	Assets added to the consolidated due to acquisition of equity interests	Changes			Balance as of December 31, 2007

			Deferral	Amortization	Restatement

ASSET
Energy Purchased	185,103	(3,651)	295,912	(296,766)	22,521	203,119
System Service Charge	37,526	5,310	(593)	(36,201)	1,718	7,760
Fuel Consumption Account – CCC	29,904	(2,605)	(11,572)	(12,234)	363	3,856
Energy Development Account - CDE	31,317	139	10,769	(31,563)	1,997	12,659

Total	283,850	(807)	294,516	(376,764)	26,599	227,394

LIABILITY
Energy Purchased	(166,335)	(3,268)	(137,028)	120,909	(10,241)	(195,963)
System Service Charge	(54,431)	(251)	(3,480)	31,963	(2,891)	(29,090)
Fuel Consumption Account – CCC	(318)	(3,856)	(85,646)	37,646	(6,642)	(58,816)
Energy Development Account - CDE	-	(3)	-	8	(5)	-

Total	(221,084)	(7,378)	(226,154)	190,526	(19,779)	(283,869)

d) Low Income Consumers’ Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers will be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers in the market served, in view of the impact of this new criteria on the tariff levels, and the principal of reasonable tariffs for the rest of the market, ANEEL introduced a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

  For months in which losses are recorded by the concessionaire, the amounts should be reimbursed in the form of an economic subsidy granted by Eletrobrás (Governmental institution), through the Energy Development Account – CDE.

  In the months when gains are recorded by the concessionaire, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The changes in the 2006 and 2007 balances are as follows:

	Consolidated

	Asset	Liability

Balances as of December 31, 2005	47,183	(5,400)
Assets added to the consolidated due to acquisition
of equity interests	1,389	(1,840)
Gain (Loss) of Revenue	21,058	(1,357)
Amortization of Tariff Adjustment	-	4,134
Receivables Approved by ANEEL	(22,237)	-
Monetary Restatement	-	(233)
Balances as of December 31, 2006	47,393	(4,696)
Assets added to the consolidated due to acquisition
of equity interests	409	19
Gain (Loss) of Revenue	17,413	(6,579)
Amortization of Tariff Adjustment	-	3,100
Receivables Approved by ANEEL	(9,198)	-
Monetary Restatement	(50)	(468)

Balances as of December 31, 2007	55,967	(8,624)

(4) CASH AND BANKS

The short-term financial investments refer to operations with national financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

	Parent Company		Consolidated

	2007	2006	2007	2006

Bank deposits	216	23,667	679,937	259,359
Short-term financial investments	17,587	2,726	426,371	370,891

Total	17,803	26,393	1,106,308	630,250

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

A breakdown of the consolidated balance as of December 31, 2007 and 2006, mainly derived from energy sales is presented, below:

	Consolidated

	Balances Coming due	Past due		Total

		Up to 90	More than
		days	90 days	2007	2006

Current
Consumer Classes
Residential	237,773	161,046	26,400	425,219	371,145
Industrial	192,590	55,542	36,529	284,661	297,342
Commercial	107,093	46,332	28,562	181,987	173,588
Rural	31,816	7,523	1,615	40,954	35,262
Public Administration	30,206	5,530	2,436	38,172	39,749
Public Lighting	33,666	6,028	26,790	66,484	80,556
Public Service	29,684	7,436	4,287	41,407	47,626

Billed	662,828	289,437	126,619	1,078,884	1,045,268
Unbilled	421,552	-	-	421,552	444,389
Financing of Consumers' Debts (a)	30,146	2,443	8,271	40,860	78,213
Regulatory asset (note 3)	85,966	-	-	85,966	378,920
CCEE Transactions (b)	38,876	-	-	38,876	19,793
Concessionaires and Licensees (c)	74,529	11,149	4	85,682	76,939
Other	65,552	416	-	65,968	81,446

Total	1,379,449	303,445	134,894	1,817,788	2,124,968

Non current
Financing of Consumers' Debts	152,549	-	-	152,549	101,930
CCEE Transactions (b)	41,797	-	-	41,797	41,616
Regulatory Asset (note 3)	20,668	-	-	20,668	21,364
Other	-	-	-	-	273

Total	215,014	-	-	215,014	165,183

a) Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable. (Note 8).

b) Electric Energy Trading Chamber (“CCEE”) transactions - The amounts refer to the sale of electric energy on the short-term market in the period from September 2000 to December 2007. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

c) Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo

(“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

The short-term balance is R$ 34,555 (R$ 28,615 in 2006), and the long-term balance is R$ 97,521 (R$ 103,901 in 2006). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	2007	2006	2007	2006

Current
Social Contribution Prepayments - CSLL	501	900	8,653	4,020
Income Tax Prepayments - IRPJ	1,351	1,094	10,051	7,219
Social Contribution and Income Tax	-	-	10,766	11,159
Withholding Income Tax - IRRF	29,974	26,066	71,825	67,303
ICMS (State VAT)	-	-	64,221	43,820
PIS (Tax on Revenue)	-	-	2,457	5,994
COFINS (Tax on Revenue)	9	8	8,594	28,343
INSS (Social Security)	-	-	1,831	330
Other	64	587	3,356	2,765

Total	31,899	28,655	181,754	170,953

Noncurrent
Social Contribution Tax - CSLL	-	-	24,966	22,846
Income Tax - IRPJ	-	-	840	9,477
PIS (Tax on Revenue)	2,787	2,787	3,044	3,898
COFINS (Tax on Revenue)	-	-	859	6,588
ICMS (State VAT)	-	-	69,508	60,240
Other	-	-	730	-

Total	2,787	2,787	# 99,947	103,049

In noncurrent, the Social Contribution to be Offset balance refers to the successful final outcome of a lawsuit brought by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the evolution of the legal procedures with the Federal Income Office to offset the credit.

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of December 31, 2005	(54,361)
Additions due to acquisition of equity interests	(12,767)
Additional Allowance Recorded	(111,494)
Recovery of Revenue	28,170
Write-off of Accounts Receivable	50,843

Balance as of December 31, 2006	(99,609)
Additions due to acquisition of equity interests	(7,943)
Additional Allowance Recorded	(80,483)
Recovery of Revenue	32,949
Write-off of Accounts Receivable	59,447

Balance as of December 31, 2007	(95,639)

(9) PREPAID EXPENSES

	Consolidated

	Current		Non current

	2007	2006	2007	2006

Regulatory assets - (note 3)	183,979	178,082	28,647	19,398
Other	18,742	13,157	14,464	9,371

Total	202,721	191,239	43,111	28,769

(10) DEFERRED TAXES

10.1 - Composition of the income tax and social contribution credits:

	Parent Company		Consolidated

	2007	2006	2007	2006

Social Contribution Credit on:
Tax Loss Carryforwards	15,123	17,198	34,637	45,557
Tax Benefit on Merged Goodwill	-	-	234,114	169,809
Temporarily Nondeductible Differences	807	98	68,001	74,983

Subtotal	15,930	17,296	336,752	290,349

Income Tax Credit on:
Tax Loss Carryforwards	60,051	57,576	83,092	101,300
Tax Benefit of Merged Goodwill	-	-	714,041	490,722
Temporarily Nondeductible Differences	13,164	6,076	198,576	212,986

Subtotal	73,215	63,652	995,709	805,008

Other	-	-	-	2,190

Total	89,145	80,948	1,332,461	1,097,547

Short Term	10,107	9,951	168,485	188,942
LongTerm	79,038	70,997	1,163,976	908,605

	89,145	80,948	1,332,461	1,097,547

Expected Recovery

The estimates for recovery of the long-term deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income examined by the Audit Committees and approved by the Boards of Directors, as follows:

	Parent
	Company	Consolidated

2009	8,867	124,084
2010	9,265	103,808
2011	9,923	90,335
2012	9,683	85,994
2013 a 2015	26,527	235,111
2016 a 2018	14,773	169,071
2019 a 2021	-	127,126
2022 a 2024	-	117,009
2025 to 2027	-	96,735
2028	-	14,703

Total	79,038	1,163,976

The amount to be realized between 2017 and 2028 refers exclusively to the tax benefit on merged goodwill recorded by the subsidiaries, realized over the term of the concessions.

10.2 - Tax Credit on Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on purchase and is recorded in accordance with CVM Instructions nº 319/1999 and nº 349/2001. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession, as shown in Note 12.2.

	Consolidated

	2007		2006

	Social		Social
	Contribution	Income Tax	Contribution	Income Tax
	Tax (CSLL)	(IRPJ)	Tax (CSLL)	(IRPJ)

CPFL Paulista	123,187	342,186	132,537	368,160
CPFL Piratininga	27,377	93,863	29,339	100,525
CPFL Serra	-	-	7,933	22,037
RGE	68,584	195,202	-	-
CPFL Santa Cruz	8,465	26,616	-	-
CPFL Leste Paulista	1,964	5,455	-	-
CPFL Sul Paulista	1,924	5,344	-	-
CPFL Jaguari	1,837	5,102	-	-
CPFL Mococa	776	2,157	-	-
CPFL Geração	-	38,116	-	-

Total	234,114	714,041	169,809	490,722

10.3 - Temporary nondeductible differences:

	Consolidated

	2007		2006

	Social		Social
	Contribution	Income Tax	Contribution	Income Tax
	Tax (CSLL)	(IRPJ)	Tax (CSLL)	(IRPJ)

Reserve for Contingencies	12,262	44,745	13,028	39,350
Pension Plan Expenses	5,914	17,425	7,566	22,011
Allowance for Doubtful Accounts	8,883	24,672	9,349	27,587
Provision for losses on the realization of RTE	404	1,121	10,195	28,317
Research and Development and Energy Efficiency Programs	14,000	38,888	8,457	23,491
Profit Sharing	1,604	5,138	3,290	9,821
Differences in Depreciation Rates	11,109	30,859	10,053	27,925
Regulatory liability - Increase in PIS and COFINS	8,105	22,512	2,776	7,710
Other	5,720	13,216	10,269	26,774

Total	68,001	198,576	74,983	212,986

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2007 and 2006:

	Parent Company

	2007		2006

	CSLL	IRPJ	CSLL	IRPJ

Income before CSLL and IRPJ	1,857,912	1,857,912	1,593,886	1,593,886
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(1,856,969)	(1,856,969)	(1,448,943)	(1,448,943)
- Goodwill Amortization (a)	85,651	111,798	62,524	86,438
- Received Dividends	(87)	(87)	(4,590)	(4,590)
- Other Permanent Additions (Exclusions), net	713	682	(211)	(192)

Calculation base	87,220	113,336	202,666	226,599
Statutory Tax Rate	9%	25%	9%	25%

Tax Debit Result	(7,850)	(28,334)	(18,240)	(56,650)
- Tax Credit Allocated	485	13,092	9,700	17,400

Total	(7,365)	(15,242)	(8,540)	(39,250)

	Consolidated

	2007		2006

	CSLL	IRPJ	CSLL	IRPJ

Income before CSLL and IRPJ	2,476,514	2,476,514	2,171,091	2,171,091
Adjustments to Reflect Effective Rate:
- Goodwill Amortization (a)	86,850	143,646	62,653	138,882
- CMC Realization (b)	17,802	-	19,118	-
- Received Dividends	(87)	(87)	(4,667)	(4,667)
- Effect of Presumed Profit System	(31,999)	(41,320)	-	-
- Other Permanent Additions (Exclusions), net	39,346	16,757	(53,546)	(49,922)

Calculation base	2,588,426	2,595,510	2,194,649	2,255,384
Statutory Tax Rate	9%	25%	9%	25%

Tax Debit Result	(232,958)	(648,878)	(197,518)	(563,845)
- Tax Credit Allocated (c)	485	53,326	9,700	17,400

Total	(232,473)	(595,552)	(187,818)	(546,445)

a) Goodwill Amortization - Refers to the amortization of goodwill derived from the acquisition of investee companies, which is nondeductible for the income taxes purposes.

b) Realization of Complementary Restatement - CMC - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8.200/90, which is not deductible for purposes of determination of social contribution.

c) Tax Credit – Refers to the tax benefit on the goodwill on the merger of SEMESA by CPFL Geração (see Note 12) and tax credit on tax loss carryforwards and negative base recorded in the parent company. The credits are limited to a projection of 10 years and the additional amount in 2006 refers to the additional year and review of the projection.

(11) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	2007	2006	2007	2006

Receivables from CESP (a)	18,277	22,121	27,204	54,727
Receivables from BAESA's shareholders (b)	-	-	31,794	-
Advances - Fundação CESP (c)	5,732	5,046	-	-
Pledges, Funds and Tied Deposits (d)	3,137	6,208	139,181	76,400
Orders in Progress (e)	19,018	8,706	-	-
Services Rendered to Third Parties (f)	19,979	22,122	-	10
Reimbursement RGR (g)	3,340	3,267	707	545
Advance Energy Purchase Agreements (h)	8,129	2,918	29,845	1,600
Other	33,739	22,866	3,089	8,775

Total	111,351	93,254	231,820	142,057

a) Receivables from CESP - Refers to amounts receivable from Companhia Energética de São Paulo (“CESP”) by the subsidiary CPFL Paulista, deriving from balances of the Income to be Offset account transferred to CESP in 1993. The balance is restated in accordance with the variation of the U.S. dollar, plus interest calculated on 50% of the Quarterly Libor rate, and a spread of 0.40625% p.a., with a final maturity date of December 2009.

b) Receivables from BAESA’s shareholders - The nature of the credit is explained in Note 12.5 to Differentiated rights – BAESA.

c) Advances – Fundação CESP: Refer to advances to employee welfare programs and operational maintenance of the unit.

d) Pledges, Funds and Tied Deposits - These are guarantees offered when negotiating or renegotiating loans and to guarantee CCEE operations.

e) Orders in progress: Comprise costs and income relating to the deactivation or disposal in progress of fixed assets and costs of the services in progress relating to the distribution of electric energy.

f) Services Rendered to Third Parties – Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

g) Refund of RGR - Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

h) Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Brasil, which will be liquidated on delivery of the energy to be supplied.

(12) INVESTMENTS

	Parent Company		Consolidated

	2007	2006	2007	2006

Permanent Equity Interests	3,077,514	3,126,322	-	-
Goodwill / Negative Goodwill	1,654,718	1,448,410	1,868,117	2,345,474
Leased Assets	-	-	722,094	744,320
Other	-	772	115,482	2,854

Total	4,732,232	4,575,504	2,705,693	3,092,648

12.1 - Permanent Equity Interests:

The principal information on the investments in Permanent Equity Interest direct is as follows:

Investment	Number of (thousand) Shares held	Share of Capital - %	2007			2007	2006	2007	2006

			Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries

CPFL Paulista	1,000	100%	1,000	497,388	818,889	497,388	1,456,044	818,889	767,347
CPFL Piratininga	53,031,259	100%	47,418	230,538	323,088	230,538	230,538	323,088	306,161
CPFL Serra	-	100%	-	-	77,288	-	320,607	77,288	23,312
RGE	807,168	100%	830,924	1,097,275	84,805	1,097,275	-	84,600	-
Nova 4	-	100%	-	-	2,939	-	(1,523)	2,939	(1,524)
CPFL Santa Cruz	371,772	99.99%	78,166	120,135	12,788	120,124	-	12,787	-
CPFL Geração	205,487,716	100%	1,039,618	1,128,591	280,020	1,128,591	1,114,590	280,020	165,252
CPFL Brasil	2,999	100%	2,999	3,598	237,836	3,598	547	237,836	187,437
CPFL Cone Sul	373	100%	-	-	2,024	-	5,519	2,024	961
Perácio	-	100%	-	-	17,498	-	-	17,498	-
CPFL Missões (a)	-	100%	-	-	-	-	-	-	(3)

Total						3,077,514	3,126,322	1,856,969	1,448,943

(a) Company merged on December 2006

The changes in the balance of equity interests are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Serra	RGE	Nova 4	CPFL Santa Cruz	CPFL Geração	CPFL Brasil	Cone Sul	Perácio	Total

Permanent Equity Interests - As of December 31, 2006	1,456,044	230,538	320,607	-	(1,523)	-	1,114,590	547	5,519	-	3,126,322
Capital increase	100,642	-	1,050,411	-	205,642	-	-	-	-	-	1,356,695
Capital decrease	(1,050,411)	-	(7,400)	-	-	-	-	-	(5,000)	-	(1,062,811)
Merger	-	-	(1,363,618)	1,363,618	(207,058)	207,058	-	-	-	-	-
Tax Credit CVM Instructions 319/99 and 349/01	-	-	-	(251,800)	-	(61,685)	-	-	-	-	(313,485)
Merger of shares	-	-	-	2,755	-	-	-	-	-	-	2,755
Transfer of investment	-	-	-	-	-	-	-	2,543	(2,543)	-	-
Equity in subsidiaries	818,889	323,088	77,288	84,600	2,939	12,787	280,020	237,836	2,024	17,498	1,856,969
Dividends	(785,211)	(308,391)	(77,288)	(43,840)	-	(32,542)	(194,965)	(128,650)	-	(17,498)	(1,588,385)
Interest on Net Equity	(42,565)	(14,697)	-	(58,058)	-	(5,494)	(71,054)	(108,678)	-	-	(300,546)

Permanent Equity Interests - As of December 31, 2007	497,388	230,538	-	1,097,275	-	120,124	1,128,591	3,598	-	-	3,077,514

a) CPFL Paulista

Corporate Reorganization

An Extraordinary General Meeting (“EGM”) held on March 14, 2007 approved the transfer of the share control of RGE, in the form of a reduction in the capital of the subsidiary CPFL Paulista, through the return to the Company of 67.0686% of RGE's capital amounting to total assets of R$ 1,050,411. The Company transferred these assets to the subsidiary CPFL Serra on the same date. The transfer was in compliance with ANEEL Authorization Resolution nº 305, of September 5, 2005 and ANEEL Order nº 669 of March 14, 2007, in relation to the need for corporate segregation laid down in Law 10.848, of March 15, 2004. These assets were appraised at book values, in accordance with an appraisal report, as of December 31, 2006 and comprise investment records and goodwill of R$ 562,885 and R$ 487,526, respectively. All RGE's balances and transactions, from January 1, 2007 to June 30, 2007, are shown in the financial statements of CPFL Serra (see item b below).

Reversal of Dividends

The Company capitalized R$ 100,642 in the subsidiary CPFL Paulista, by a reversal of dividends, without issuing new shares, in order to separate the corporate participation of the subsidiary RGE.

b) CPFL Serra and RGE

Merger of the indirect subsidiary CPFL Serra by RGE

As authorized by ANEEL in Order nº 669 of March 14, 2007, an EGM held on September 18, 2007 approved the merger of CPFL Serra by the subsidiary RGE. The merged company was therefore terminated, and the subsidiary RGE succeeded to its assets, rights and obligations. The main objective of the merger was to simplify the group's corporate and administrative structures. As the accounting report for the merger was prepared as of June 30, 2007, as from July 1, 2007, all RGE's balances and transactions are directly reflected in the financial statements of the Company.

Merger of shares of the subsidiary RGE

In an Extraordinary General Meeting held on December 18, 2007, the Company approved the merger of RGE shares held by the minority shareholders, converting it into a fully-owned subsidiary. The exchange ratio, based on the evaluation reports, was 1 (one) common share in the Company to every 15.5126288900 common or preferred shares in RGE. This merger resulted in a capital increase of R$ 6,385 in the Company, through the issuing of 154,208 common shares, set against assets of R$ 2,755 in relation to the purchase of the investment in RGE and R$ 3,150 in relation to the goodwill generated by the transaction.

c) Nova 4 and CPFL Santa Cruz

Capital increase

In October 2007, the company capitalised the advance for future capital increase in Nova 4, resulting in a capital increase of R$ 205,642.

Merger of the indirect subsidiary Nova 4 by CPFL Santa Cruz

The merger of the subsidiary Nova 4 by the subsidary CPFL Santa Cruz was authorized by ANEEL in Authorization Resolution nº 1.066 of October 1, 2007 and approved in an EGM held on November 14, 2007. The merged company was therefore terminated, and the subsidiary CPFL Santa Cruz succeeded to its assets, rights and obligations. As the accounting report for the merger was prepared as of October 31, 2007, analysis of the financial statements as of December 31, 2007 should take the effects of the merger into account as from that data.

d) CPFL Geração

Merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA by the subsidiary CPFL Geração

The merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA (“Merged Companies”) by the parent company CPFL Geração was authorized by ANEEL and by the Banco Nacional de Desenvolvimento Econômico Social – BNDES, and approved in an EGM of the shareholders held on March 30, 2007. The merged companies were therefore terminated, and the subsidiary CPFL Geração succeeded to their assets, rights and obligations.

As the shareholders’ equity of the merged companies was appraised at the book values as of December 31, 2006, analysis of the financial statements as of December 31, 2007 should take into account the effects of the merger of these investments as from January 1, 2007.

e) Foz do Chapecó – Corporate Reorganization

The corporate reorganization of Foz do Chapecó, as authorized by ANEEL, was approved in the EGM held on July 16, 2007, and resulted in termination of the Foz do Chapecó Consortium (“CEFC”) and in Chapecoense Geração S.A. (“Chapecoense”) becoming a Foz do Chapecó shareholder. However, the restructuring maintained the partners’ participation in the project (51% of the subsidiary CPFL Geração) now directly in Foz do Chapecó.

The approved corporate reorganization was implemented by: (i) a capital increase of R$ 184,362, of which R$ 74,679 was contributed by Chapecoense by transfer of the assets held in the CEFC and cash funds and R$ 109,683 by capitalization of an advance for future capital increase made by the subsidiary CPFL Geração and Companhia Estadual de Geração e Transmissão de Energia Elétrica – CCEE-GT (R$ 93,231 and R$ 16,452 respectively) and (ii) termination of the Foz do Chapecó Consortium, Foz do Chapecó now holds the concession for the Foz do Chapecó Hydropower Plant.

f) Cone Sul and CPFL Brasil

In order to simplify the corporate structure and increase transparency of the results of the energy sales segment, the Company made a capital contribution to the subsidiary CPFL Brasil by transferring all the shares of the subsidiary CPFL Cone Sul, amounting to R$ 2,543. As from May 2007, CPFL Cone Sul became a fully-owned subsidiary of CPFL Brasil.

g) Perácio

The Company purchased 100% of Perácio’s capital in 2007. In turn, on June 18, 2007, Perácio acquired 100% of the capital of CPFL Jaguariúna, comprising 94,810,080 common shares and 94,810,080 preferred shares. This transaction was approved by ANEEL in June 2007. The purchase price of R$ 407,710 generated goodwill of R$ 138,560. The total amounts, including consulting and audit costs, were R$ 411,943 and R$ 142,793, respectively. See in Note 1 Operations the investments held by CPFL Jaguariúna.

In December 31, 2007, the Company has balance related to an advance for future capital increase with its subsidiary Perácio in the amount of R$ 409,310.

12.2 – Goodwill and Negative Goodwill:

	Consolidated

	2007			2006

					Amortization
	Historical	Accumulated	Net Value	Net Value	Rate - 2007
Investor	Cost	Amortization

Goodwill on acquisition

Investor
CPFL Paulista	292,033	(38,708)	253,325	273,669	6.63%
CPFL Piratininga	39,065	(4,830)	34,235	36,690	6.25%
CPFL Geração	54,555	(8,036)	46,519	49,867	6.17%
RGE	3,150	-	3,150	-	0.00%
Other	26	-	26	-

	388,829	(51,574)	337,255	360,226

Subsidiaries
CPFL Jaguariúna	142,793	(5,116)	137,677	-	4.18%
ENERCAN	10,233	(419)	9,814	10,233	4,10%
Barra Grande	3,081	(445)	2,636	2,858	7.18%
Foz do Chapecó	7,319	-	7,319	7,319	0.00%
RGE	-	-	-	495,712
CPFL Santa Cruz	-	-	-	111,794
Semesa (note 13)	-	-	-	269,058
Other	17,518	(9,239)	8,279	90	4.99% to 12.12%

	180,944	(15,219)	165,725	897,064

Subtotal	569,773	(66,793)	502,980	1,257,290

Goodwill reassessment

Investor
CPFL Paulista	1,074,026	(216,391)	857,635	922,734	6.63%
CPFL Piratininga	115,762	(14,314)	101,448	108,720	6.25%
RGE	310,127	(10,717)	299,410	56,730	3.06%
CPFL Santa Cruz	61,685	(2,715)	58,970	-	4.40%

	1,561,600	(244,137)	1,317,463	1,088,184

Subsidiaries
CPFL Leste Paulista	21,131	(6,729)	14,402	-	8.38%
CPFL Sul Paulista	20,941	(6,834)	14,107	-	8.44%
CPFL Jaguari	20,026	(6,558)	13,468	-	8.43%
CPFL Mococa	8,444	(2,748)	5,696	-	8.48%

	70,542	(22,869)	47,673	-

Subtotal	1,632,142	(267,006)	1,365,136	1,088,184

Total	2,201,915	(333,799)	1,868,116	2,345,474

The goodwill arising from the acquisitions of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract. The rates are reviewed periodically.

Goodwill on Purchase:

Parent Company: Refers mainly to acquisition of all the shares held by CPFL Geração’s minority shareholders in June 2005, CPFL Paulista and CPFL Piratininga in November 2005, and RGE in December 2007.

CPFL Jaguariúna: In June 2007, the subsidiary Perácio purchased 94,810,080 common shares and 94,810,080 preferred shares, comprising 100% of the total capital of CPFL Jaguariúna. The purchase price was R$ 407,710, and the total, including consulting and audit costs, amounted to R$ 411,943, generating goodwill of R$ 142,793, based on estimated future profits.

Amortization of Goodwill

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a subsidiary by the parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries apply the concepts of CVM Instructions nº 319/1999 and nº 349/2001 in relation to this goodwill . Accordingly, a reserve was recorded to maintain the integrity of the subsidiaries’ equity, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and goodwill was recorded in the parent company in order to restore it . The goodwill is amortized by the Company in proportion to the projected net income curves for the remaining term of the subsidiaries’ concession. The corporate restructuring carried out in 2007 is described in Note 12.1.

12.3 – Leased Assets:

In the consolidated financial statements, the leased assets refer principally to the assets of the Serra da Mesa Plant, leased to the concession holder (FURNAS), for a 30-year period, ending in 2028 (see details in Note 1 Operations).

These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

On termination of the concession, these assets and facilities revert to the Granting Authority, in return for compensation at book values

The composition of these assets is as follows:

	Consolidated

	2007				2006

	Average Annual	Purchase Cost	Accumulated	Net Value	Net Value
	Depreciation Rate		Depreciation

Lands	-	4,676	-	4,676	4,675
Reservoirs, Dams and	2.00%	105,853	(20,532)	85,321	86,812
Pipelines
Buildings, Constructions	3.83%	523,062	(110,328)	412,734	424,209
and Improvements
Machinery and	5.93%	306,795	(87,485)	219,310	228,562
Equipment
Vehicles	20.00%	92	(92)	-	-
Other	20.00%	91	(38)	53	62

Total		940,569	(218,475)	722,094	744,320

12.4 – Other

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.’s 5.84% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,412 preferred shares (see Note 1 – Operations for further details of the investment). This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) who assign the right to 10% of net income before profit sharing, these effects, totaling R$ 72,906, were registered in consolidated financial statements in the Non-Controlling Shareholders Interest liabilities.

12.5 - Interest on Shareholders’ Equity and Dividend:

	Parent Company

	Dividend		Interest on Shareholders’ Equity		Total

Subsidiaries	2007	2006	2007	2006	2007	2006

CPFL Paulista	405,108	394,817	13,447	44,396	418,555	439,213
CPFL Piratininga	151,397	191,571	6,124	7,029	157,521	198,600
RGE	44,322	-	49,350	-	93,672	-
CPFL Santa Cruz	32,541	-	4,670	-	37,211	-
CPFL Geração	145,623	73,689	29,605	-	175,228	73,689
CPFL Brasil	108,678	78,264	-	-	108,678	78,264
CPFL Cone Sul	-	1,297	-	-	-	1,297
CPFL Serra	-	33,179	-	-	-	33,179
Perácio	17,498	-	-	-	17,498	-

Total	905,167	772,817	103,196	51,425	1,008,363	824,242

In 2007, the Company received R$ 1,588,054 in respect of the total balance of 2006 dividends receivable, and an interim dividend and interest on shareholders’ equity declared and provisioned in 2007

As mentioned in Note 12.1, the Company capitalized R$ 100,642 in CPFL Paulista by Reversal of dividends.

Differentiated rights to BAESA's income were recognized as of December 31, 2006, in accordance with a shareholders' agreement, as equity in subsidiaries, at a different percentage from that of CPFL Geração's participation in the venture. Accordingly, the amount of R$ 16,755 was recorded in the consolidated financial statements in 2006 as dividends receivable. However, in 2007, as a result of negotiation between the shareholders, it was agreed that CPFL Geração's right to the differentiated income will be realized by financial offseting between the shareholders. The amounts recorded in 2006 were therefore reversed and the amount of R$ 31,793 was recorded in CPFL Geração's income for the period November 2005 to December 2007 as “ Other Operating Income”, set against “ Other Credits” in long-term accounts.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	2007			2006

	Historical Cost	Accumulated	Net Value	Net Value
		Depreciation

In Service
- Distribution	7,555,228	(3,835,444)	3,719,784	3,288,325

Intangibles	154,913	(58,268)	96,645	99,494
Land	52,464	-	52,464	50,184
Buildings, Constructions and Improvements	184,821	(107,543)	77,278	77,625
Machinery and Equipment	7,058,769	(3,597,707)	3,461,062	3,036,062
Vehicles	72,865	(53,536)	19,329	13,779
Furniture and Fixtures	31,396	(18,390)	13,006	11,181

- Generation	1,499,460	(154,042)	1,345,418	668,944

Intangibles	2,315	(350)	1,965	1,656
Land	15,394	-	15,394	12,035
Reservoirs, Dams and Pipeline	722,829	(44,822)	678,007	248,523
Buildings, Constructions and Improvements	232,663	(36,144)	196,519	123,718
Machinery and Equipment	522,515	(70,964)	451,551	281,434
Vehicles	1,352	(661)	691	828
Furniture and Fixtures	2,392	(1,101)	1,291	750

- Commercialization	207,926	(79,261)	128,665	103,987

Intangibles	13,881	(5,830)	8,051	5,826
Land	152	-	152	120
Buildings, Constructions and Improvements	12,674	(9,445)	3,229	2,487
Machinery and Equipment	170,162	(58,821)	111,341	91,445
Vehicles	4,236	(2,432)	1,804	1,285
Furniture and Fixtures	6,821	(2,733)	4,088	2,824

- Administration	231,479	(149,464)	82,015	69,854

Intangibles	90,531	(60,795)	29,736	24,379
Land	2,545	-	2,545	2,197
Buildings, Constructions and Improvements	47,765	(26,089)	21,676	18,406
Machinery and Equipment	43,879	(29,884)	13,995	12,057
Vehicles	6,629	(4,706)	1,923	1,395
Furniture and Fixtures	40,130	(27,990)	12,140	11,420

	9,494,093	(4,218,211)	5,275,882	4,131,110

In Progress
- Distribution	284,420	-	284,420	250,828
- Generation	802,857	-	802,857	1,072,026
- Commercialization	13,966	-	13,966	17,328
- Administration	36,078	-	36,078	21,469

	1,137,321	-	1,137,321	1,361,651

Subtotal	10,631,414	(4,218,211)	6,413,203	5,492,761
Other Assets not linked to the Concession	1,553,621	(680,131)	447,040	461,169

Total of Property, Plant and Equipment	12,185,035	(4,898,342)	6,860,243	5,953,930

Special Obligations linked to the Concession			(919,097)	(791,387)

Net Property, Plant and Equipment			5,941,146	5,162,543

The assets and installations used for generation, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Energy Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

The average depreciation rate of the assets is approximately 5.00% p.a. for the distributors and 2.6% p.a. for the generators.

Construction in progress –The consolidated balance mainly refers to work in progress on the projects of the operating subsidiaries, described in Note 1, as shown below:

	CERAN	ENERCAN	BAESA	FOZ DO	TOTAL
				CHAPECÓ

Plant under construction as of
December 31, 2007	731,512	80,575	2,065	517,440	1,331,592

Company's proportionate	475,484	39,260	516	263,894	779,154
share in each plant

The interest on the loans taken by these projects to finance the construction is being or has been capitalized, and a total of R$ 28,976 (R$ 53,630 in 2006) was recorded in the consolidated financial statements

Other Assets not linked to the Concession – Refers to the goodwill from the merger of the subsidiaries RGE and CPFL Geração. In the case of RGE, relates to the purchase of its own subsidiary, with amortization over the remaining term of the concession, in proportion to the projected net income curve for the period (annual rate of 3.67% in 2007). In the case of CPFL Geração, relates to the acquisition of SEMESA (see Note 12), and amortization in proportion to the projected net income curve of the subsidiary, over the remaining term of the lease agreement with the holder of the concession (FURNAS). An annual rate of 5.26% was used in 2007 applied on the balance of the goodwill as of December 31, 2006, amounting to R$ 269,058. These rates are reviewed periodically.

Special Obligations linked to the Concession - Represent the amounts received from consumers and donations not linked to any return, and subsidies for funding investments to respond to applications for electric energy supply in the distribution business. As from the second Tariff Review cycle, the effects of the quotas for reintegration of the values of assets formed with funds from the Special Obligations, irrespective of the date of formation, are eliminated in the accounts by amortization of these obligations. The subsidiary CPFL Piratininga recorded an amount of R$ 1,353 in 2007.

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M, . The rates as of December 31, 2007 are as follows:

	Public Utilities liabilities - December 31, 2007

	Annual amount		Total amount		Payment

		CPFL		CPFL	Number of parcel
	Total	Energia	Total	Energia		Begin	Final
Empresas		interest		interest

CERAN	5,780	3,757	167,620	108,953	348	Mar/2007	Feb/2036
ENERCAN	1,511	736	42,938	20,920	341	Jun/2006	Oct/2034
BAESA	16,511	4,129	478,819	119,733	348	Jun/2007	May/2036
Foz do Chapecó	33,344	17,005	933,632	476,152	336	Dec/2008	Nov/2036
Paulista Lajeado	3,234	226	65,152	4,561	348	Jan/2004	Jan/2033

TOTAL	60,380	25,853	1,688,161	730,319

The subsidiaries CERAN, ENERCAN, BAESA and Paulista Lajeado record as expenses the amounts in accordance with realization.

(14) SUPPLIERS

	Consolidated

	2007	2006

Current

System Service Charges	6,126	14,283
Energy Purchased	572,498	515,103
Electricity Network Usage Charges	94,931	75,131
Materials and Services	148,174	132,604
Co-Generators	5,559	4,224
Regulatory Liability (note 3)	35,609	103,581
Other	5,057	9,235

Total	867,954	854,161

Non-current

Free Energy (note 3)	223	-

(15) INTEREST, LOANS AND FINANCING

	Consolidated

	December 31, 2007				December 31, 2006

	Interest	Principal		Total	Interest	Principal		Total
	Current and Non				Current and
	current				Non current

		Current	Non current			Current	Non current

LOCAL CURRENCY

BNDES - Power Increases (PCH's)	124	7,057	26,521	33,702	161	4,104	23,813	28,078
BNDES - Investment	6,164	237,672	1,637,143	1,880,979	10,995	203,374	1,251,703	1,466,072
BNDES - Parcel "A", RTE and Free Energy	663	142,216	-	142,879	787	338,163	124,369	463,319
BNDES - Purchase of assets	16	-	869	885	-	-	-	-
FIDC	-	-	-	-	7,086	4,953	-	12,039
Furnas Centrais Elétricas S.A.	-	47,519	111,665	159,184	-	-	124,404	124,404
Financial Institutions	45,418	233,752	143,032	422,202	4,788	13,915	304,829	323,532
Other	607	28,913	26,416	55,936	548	34,349	21,127	56,024

Subtotal	52,992	697,129	1,945,646	2,695,767	24,365	598,858	1,850,245	2,473,468

FOREIGN CURRENCY

IDB	669	3,133	59,394	63,196	886	2,656	75,472	79,014
Financial Institutions	31,531	162,443	860,064	1,054,038	7,158	56,602	547,281	611,041

Subtotal	32,200	165,576	919,458	1,117,234	8,044	59,258	622,753	690,055

Total	85,192	862,705	2,865,104	3,813,001	32,409	658,116	2,472,998	3,163,523

	Consolidated

LOCAL CURRENCY	2007	2006	Remuneration	Amortization	Collateral

BNDES - Power Increases (PCH's)
CPFL Geração	5,022	7,410	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista

CPFL Geração	28,080	19,644	TJLP + 3.1% to 4.3% p.a.	monthly installments from September 2004	Guarantee of CPFL Energia

CPFL Geração	248	442	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista

CPFL Geração	352	582	UMBND + 4.0% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM I	1,700	13,259	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue

CPFL Paulista - FINEM II	190,161	257,040	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables

CPFL Paulista - FINEM III	125,574	-	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables

RGE - FINEM I	136,740	136,542	TJLP + 3.5% to 5.0% p.a.	Installments from October 2000 to December 2012	Revenue collection/Promissory

RGE - FINEM II	4,062	9,390	UMBNDES + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/reserve account

CPFL Piratininga - FINEM I	70,808	95,718	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables

CPFL Piratininga - FINEM II	87,937	-	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables

BAESA	166,751	181,797	TJLP + 3.125% p.a.	144 monthly installments from September and November 2006	Letters of Credit

BAESA	34,725	45,659	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit

ENERCAN	372,079	389,214	TJLP + 4%p.a.	144 monthly installments from April 2007	Letters of Credit

ENERCAN	22,688	28,845	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit

CERAN	277,903	261,797	TJLP + 5%p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia

CERAN	40,703	46,811	UMBND + 5% p.a. (2)	168 monthly installments from February 2006	Guarantee of CPFL Energia

CERAN	104,116	-	TJLP + 3.3% to 4.3% p.a.	168 monthly installments from November 2008	Guarantee of CPFL Energia

Foz do Chapecó	245,032	-	TJLP + 2.49% a 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and income

BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - RTE	-	52,593	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables

CPFL Paulista - Parcel "A"	139,760	332,938	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables

CPFL Piratininga - Parcel "A"	-	67,031	Selic + 1% p.a.	9 monthly installments from September 2007	Receivables

RGE - Free Energy	494	3,251	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables

CPFL Santa Cruz - RTE	-	5,166	Selic + 1% p.a.	65 monthly installments from March 2002	Revenue

CPFL Sul Paulista - RTE	2,267	-	Selic + 1% p.a.	79 monthly installments from March 2002	Receivables

CPFL Geração - Free Energy	358	2,340	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista

BNDES - Purchase of assets
CPFL Brasil	885	-	TJLP + 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired

FIDC - CPFL Piratininga	-	12,039	112% CDI	36 monthly installments from March 2004	Receivables

Furnas Centrais Elétricas S.A.
CPFL Geração	159,184	124,404	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant

Financial Institutions
CPFL Paulista

Banco do Brasil - Law 8727	49,675	52,341	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables

RGE
Banco Itaú BBA	103,425	104,243	106.0% of CDI	1 installment in March 2011	No guarantee

Banco Santander I	-	7,946	105.0% of CDI	7 quarterly installments from January 2006	Promissory notes

Banco Santander II	57,690	51,332	104.5% of CDI	1 installment in January 2008	No guarantee

Banco ABN AMRO Real	84,419	73,450	107.5% of CDI (3)	02 installment in January and 01 installment in February 2008	No guarantee

Banco do Brasil	38,481	34,220	105% of CDI	1 installment in January 2008	No guarantee

Foz do Chapecó

Banco Bradesco	88,512	-	104.6% of CDI, 106.8% CDI and 107.6% CDI	1 installment in January 2008	No guarantee

	Consolidated

	December 31,	December 31,
	2007	2006	Remuneration	Amortization	Collateral

Other
Eletrobrás

CPFL Paulista	11,369	10,082	RGR + rate variable of 6% to 9% p.a.	120 monthly installments from August 2006	Receivables/Promissory notes

CPFL Piratininga	2,444	5,971	5% p.a.	120 monthly installment from August 2006	Promissory notes/Receivables

RGE	5,183	5,493	RGR + rate variable of 6% to 6.5% p.a.	120 monthly installment from August 2004	Revenues/Promissory notes

Santa Cruz	6,764	6,578	5% p.a.	100 to 120 monthly installments from december 2002	Revenues

CPFL Leste Paulista	1,250	-	5% to 9% p.a.	120 monthly installment from February 2008	Revenues

CPFL Sul Paulista	1,892	-	5% to 9% p.a.	120 monthly installment from August 2007	Revenues

CPFL Jaguari	39	-	5% to 9% p.a.	120 monthly installment from June 2007	Revenues

CPFL Mococa	356	-	5% to 9% p.a.	120 monthly installment from	Revenues
				January 2008
Other	26,639	27,900

Total Local Currency	2,695,767	2,473,468

FOREIGN CURRENCY

IDB - Enercan	63,196	79,014	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia

Financial Institutions
Parent Company
Banco do Brasil	183,756	8,406	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee

CPFL Paulista
Debt Conversion Bond	9,610	14,174	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed

New Money Bond	845	1,700	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed

FLIRB	857	1,724	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed

C-Bond	12,434	17,316	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed

Discount Bond	15,650	18,884	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

PAR-Bond	22,412	27,052	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Banco do Brasil	83,139	156,707	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee

ABN AMRO Real	327,002	-	Yen + 1.482% p.a. (5)	1 installment in August 2009	No guarantee

RGE
Banco do Brasil	27,140	-	Yen + 5.7778%p.a. (4)	1 installment in September 2009	No guarantee

Nova 4
Banco do Brasil	-	196,922	Yen + 5.7778% p.a. (4)	1 installment in September 2009	No guarantee

CPFL Geração

Banco do Brasil	308,742	153,444	Yen + 2.5% up to 5.8% p.a. (6)	1 installment between February 2008 and April 2010	Guarantee of CPFL Energia

ENERCAN
Banco Itaú BBA	-	14,712	US$ + Libor + 14.5 % p.a (7)	1 installment in July 2007	No guarantee

Foz de Chapecó
Banco Bradesco	62,451	-	US$ + 6.5% and 3.99% p.a. (8)	1 installment in January 2008	No guarantee

Total Foreign Currency - Parent Company	183,756	8,406

Total Foreign Currency - Consolidated	1,117,234	690,055

Total	3,813,001	3,163,523

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 119.0%, 134.45 and 135.0% of CDI	(4) 103.5% of CDI	(7) 109.5% of CDI
(2) Balance of R$ 16,673 of 2006, Swap of 138.43% of CDI	(5) 102.9% of CDI	(8) 104.6% of CDI
(3) 107.5% of CDI	(6) 103.25% up to 104.2% of CDI

Main funding:

Local currency

BNDES - Investiment (CPFL Paulista - FINEM III) - The subsidiary obtained approval for financing of R$ 156,543 from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received R$ 125,011 during the year and the balance of R$ 31,532 is scheduled for release in 2008. The interest is paid quarterly and as from January 15, 2008 the payments will be made monthly.

BNDES - Investiment (CPFL Piratininga - FINEM II) – The subsidiary CPFL Piratininga obtained approval for financing of R$ 121,574 from the BNDES in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. By December 31, 2007 the subsidiary had received R$ 87,516 and the balance of R$ 34,058 is scheduled for release in 2008. The interest is paid quarterly and as from January 15, 2008 the payments will be made monthly.

BNDES - Investiment (CERAN) – Further installments of the loan from the BNDES contracted in February 2004 for financing of the Castro Alves and 14 de Julho projects, amounting to R$ 161,502 (R$ 104,976 in proportion to the participation of the subsidiary CPFL Geração), were released in 2007.

BNDES - Investiment (Foz do Chapecó) – In 2007, the Board of Directors of the BNDES authorized the granting of credits of R$ 1,655,838 to the subsidiary Foz do Chapecó, for allocation to the construction work on the Foz do Chapecó Hydropower Plant. R$ 480,000 was released in 2007 (R$ 244,800 in proportion to the participation of CPFL Geração). To honor commitments assumed prior to release of the BNDES funds, short-term loans of R$ 296,230 (R$ 151,077 in proportion to the participation of CPFL Geração) were taken out with financial institutions.

Foreign Currency

Financial institution (CPFL Paulista) - The subsidiary contracted a foreign currency loan from ABN AMRO REAL in August 2007, amounting to R$ 360,000, in order to make the escrow deposit mentioned in Note 20.

Financial institution (RGE) – In 2007 the subsidiary contracted a loan of R$ 27,053 from Banco do Brasil, in order to finance working capital requirements.

Financial institution (CPFL Geração): the subsidiary contracted credit lines from Banco do Brasil, to honor short-term commitments of R$ 177,700, maturing between February 2008 and April 2010. The interest will be paid together with the principal between February 2008 and April 2010.

Financial institutions (Parent Company): refers to the loan of R$ 200,000 contracted in 2006 from the Banco do Brasil, for acquisition of a share in the indirect subsidiary CPFL Santa Cruz. The principal and interest mature in September 2009. In 2007, the Company assumed the loan in the course of assumption of the subsidiary's debt.

In the consolidated financial statements, the maturities of the long-term balance of the principal of loans and financing are scheduled as follows:

Maturity	Consolidated

2009	1,061,465
2010	367,245
2011	270,273
2012	132,784
After 2012	1,033,337

Total	2,865,104

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local currency are shown below:

Index	Accumulated Variation in %		% of Debt

	2007	2006	2007	2006

IGP-M	7.75	3.83	7.75	7.15
UMBND	(16.78)	(8.52)	3.81	4.95
TJLP	6.38	7.87	67.25	55.15
CDI	11.82	15.03	13.82	11.45
SELIC	11.85	15.07	5.30	18.73
Other	-	-	2.07	2.57

			100.00	100.00

SWAP OPERATIONS

The net gains and losses on the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded, net, under Derivatives, and corresponding amounts are recognized under financial income or expense. These operations resulted, in December 31, 2007, in an asset of R$ 995 and a liability of R$ 176,739 (liability of R$ 74,758 as of December 31, 2006).

RESTRICTIVE CONDITIONS

Loans and financing contracts with BNDES establishes restrictions to the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not realize payments of dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) totally accomplish with the restrictive conditions established by the contract; and (iii) maintenance of certain financial ratios within preestablished parameters, as follows:

CPFL Paulista
BNDES - FINEM I – (Lead bank: BRADESCO)

  Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2008;

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008.

BNDES - FINEM II – (Lead bank: UNIBANCO)

  Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2010.

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and 0.75 from 2009 to 2010.

BNDES - FINEM III – (Lead bank: BANK OF BRASIL)

  Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2013.

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and 0.75 from 2009 to 2013.

CPFL Piratininga
BNDES - FINEM I – (Lead bank: UNIBANCO)

  Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 in 2009 to 2010.

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 from 2007 to 2010.

BNDES - FINEM II – (Lead bank: BANCO DO BRASIL)

  Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 from 2009 to 2013.

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 from 2007 to 2013.

RGE
BNDES - FINEM I (Lead bank: Caixa Econômica Federal)

  Net indebtedness divided by EBITDA – less or equal to 3.0.

  Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

BNDES - FINEM II - (Lead bank: UNIBANCO)

  Net indebtedness divided by EBITDA – less or equal to 2.5.

  Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

Itaú BBA Bank - Contains restrictive clauses in relation to amendment or changes to the Capital, and any direct or indirect change, transfer or assignment of the share control, or merger, amalgamation or spin-off, without the prior and express agreement of the creditor. The following financial ratios must also be maintained:

  EBITDA divided by net financial expenses - higher or equal to 1.6;
  Net financial indebtedness divided by EBITDA – less or equal to 2.7.

ABN AMRO Real Bank - Requires compliance with the following financial ratios:

  Total indebtedness divided by EBITDA - less or equal to 3.0;
  Interest coverage – higher or equal to 2.0;
  Maximum total indebtedness divided by Capitalization – less or equal to 0.55.

CPFL Geração

The loans raised from the BNDES by the indirect jointly-controlled subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES

ENERCAN's loan from the BNDES and IDB establishes restrictive clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters.

As a result of the damage that occurred in November 2005 in the bypass tunnels of the Campos Novos hydropower plant, which caused the postponement of the start of the commercial operations of the three generator sets, generation of the cash required to meet certain contractual obligations by the deadline originally foreseen was delayed. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

Certain loans and financing of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders, or in a reduction in the direct or indirect interest of VBC Energia S.A. in the capital of CPFL Paulista to less than 25%.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The management believes that, except for the coment related to the indirect subsidiary ENERCAN, the Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing contracts with financial institutions.

(16) DEBENTURES

					Consolidated

					Balances as of

					2007				2006

	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Non current	Total	Interest	Current	Non current	Total

Parent Company
3rd Issue
Unique series	45,000	CDI + 0.45% p.a.	3 annual installments from September 2012	Unsecured	15,983	-	450,000	465,983	-	-	-	-
CPFL Paulista
2nd Issue
1st series	11,968	109% of the CDI	July 1, 2009.	Unsecured	7,109	-	119,680	126,789	8,756	-	119,680	128,436
2nd series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	7,368	-	155,217	162,585	6,786	-	144,150	150,936
3rd Issue					-	-	-	-	-	-	-	-
1st series	64,000	104.4% of CDI	3 annual installments from December 2011	CPFL Energia guarantee	5,328	-	640,000	645,328	6,247	-	640,000	646,247

					19,805	-	914,897	934,702	21,789	-	903,830	925,619
CPFL Piratininga
1st Issue

Unique series	40,000	104.4% of the CDI	2 annual installments from January 2010	CPFL Energia guarantee	22,641	-	400,000	422,641	27,878	-	400,000	427,878

RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	1 installment in April 2011	Unsecured	3,660	-	26,200	29,860	2,692	-	26,200	28,892
2nd series	20,380	106.0% of CDI	1 installment in April 2009	Unsecured	5,584	-	203,800	209,384	6,644	23,000	180,800	210,444
3rd Issue
1st series	1	CDI + 0.60% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	888	-	100,000	100,888	-	-	-	-

					10,132	-	330,000	340,132	9,336	23,000	207,000	239,336
CPFL Geração
				CPFL Energia
				guarantee,
2nd Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	Receivables and CPFL	1,720	150,416	80,758	232,894	2,923	136,252	230,347	369,522
				Geração common
				nominal shares
Baesa
1st Serie	9,000	105% of the CDI	Quarterly with settlement in August 2016.	Letters of Guarantee	1,008	3,164	25,560	29,732	3,150	-	28,353	31,503
2nd Serie	9,000	IGP-M + 9.55% p.a.	Annually with settlement in August 2016.	Letters of Guarantee	235	1,037	7,257	8,529	1,102	-	9,915	11,017

					1,243	4,201	32,817	38,261	4,252	-	38,268	42,520

					71,524	154,617	2,208,472	2,434,613	66,178	159,252	1,779,445	2,004,875

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated

2009	563,657
2010	204,201
2011	477,067
2012	396,666
After 2012	566,881

TOTAL	2,208,472

CPFL Energia
On October 25, 2007, 45,000 registered, book-entry and single series subordinated debentures, non-

convertible into shares were subscribed and paid up. The par value on the issued date was R$ 10. Interest will be paid every six months, and the first payment is due in March 2008. This issue is part of the Company's fund-raising strategy to finance the acquisition of CPFL Jaguariúna. The total capital of CPFL Jaguariúna was acquired on June 18, 2007 through the subsidiary Perácio, and approved by ANEEL in June 2007. The funds raised through the Debenture Issue will accordingly be used for prepayment of the 4th Issue Promissory Notes of the Issuer, CPFL Energia, in turn used in payment for the acquisition of CPFL Jaguariúna.

RGE
On December 1, 2007, the subsidiary RGE issued a third series of simple unsecured registered book-entry debentures, without share certificates, not convertible into shares with no scheduled renegotiation option. The debentures will be issued in five series, each comprising a single and indivisible debenture. The objective of the issue was to adjust the financial position of RGE, provide sufficient liquidity to cover the investments in fixed assets and permit the liquidation of debts with maturities to 2009. The total value of the issue willl be R$ 380,000. The first series was subscribed and fully paid in December 2007, in the amount of R$ 100,000, will have a term of 6 years, and a final maturity of December 1, 2013. Interest on the debentures is paid half-yearly, on June 1st and December 1st of each year.

RESTRICTIVE CONDITIONS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

• Third issue:
a) Ratio of net debt to EBITDA - less or equal to 3.75; and
b) Ratio of EBITDA to financial income - higher or equal to 2.25.

CPFL Paulista

• Second issue:
a) Ratio of EBITDA to financial expenses – higher or equal to 1.5 for all years;
b) In relation to total capitalization, a minimum equity of 40%, and maximum third-party capital shall be, a maximum of 60%.

• Third issue:
a) ratio of net indebtedness to EBITDA - less or equal to 3.0; and
b) ratio of EBITDA to financial expenses – higher or equal to 2.25.

CPFL Piratininga

• First issue:
a) ratio of net indebtedness to EBITDA - less or equal to 3; and
b) ratio of EBITDA to financial expenses - higher or equal to 2.25.

RGE

• Second issue:
a) Total debt divided by EBITDA – less or equal to 3.0;
b) EBITDA divided by the financial expenses – higher or equal to 2.0;
c) Total debt divided by the total capitalization – less or equal 0.55.

BAESA

The debentures issued by the indirect subsidiary BAESA provide for early maturity if the total indebtedness exceeds 75% of its total assets.

Various debentures of the direct and indirect subsidiaries are subject to early maturity in the event of changes to the corporate structure of the Company or its subsidiaries that involve the loss, on the part of the Company’s current shareholders, of the share control or control of the Company’s management, or a reduction in the direct or indirect participation of VBC Energia S.A. in the capital of the subsidiary CPFL Paulista to less than 25%.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations.

(17) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social (“ELETROCEEE”), the indirect subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to CPFL Paulista.

b) Mixed model, as from November 1, 1997, which covers:

  retirement for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension.

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiaries in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on July 25, 2006, the payment terms changed to 175 monthly payments and 14 annual installments, in relation to the base date of December 31, 2005, with final maturity on July 31, 2020. The balance of this obligation as of December 31,2007 was R$ 560,190 (R$ 573,715 as of December 31, 2006).

II – CPFL Piratininga

On April 2, 1998, the Supplementary Pensions Department – SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension in relation to the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998, this is a pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on July 25, 2006, the payment terms were amended to 183 monthly payments and 15 annual installments, in relation to the base date of December 31, 2005, with final maturity on March 1, 2021. The balance of the obligation as of December 31, 2007, is R$ 145,813 (R$ 160,258 as of December 31, 2006).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net

Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined benefit plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on July 25, 2006, the payment terms were amended to 178 monthly installments and 14 annual installments, in relation to the base date of December 31, 2005, with final maturity on October 31, 2020. As of December 31, 2007, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 11,318 (R$ 11,575 as of December 31, 2006)

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

The amounts recognized in the balance sheet as of December 31, 2007 and 2006, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, and in line with the criteria of CVM Resolution nº 371/00, are presented as follows:

	2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Present value of actuarial liabilities with cover	2,713,230	668,386	158,354	57,653	3,597,623
Fair value of plan's assets	(2,330,144)	(590,696)	(192,306)	(51,602)	(3,164,748)

Present value of liabilities exceeding fair value of assets	383,086	77,690	(33,952)	6,051	432,875

Adjustments due to deferments allowed
Unrecognized actuarial losses (gains)	150,862	66,525	26,913	3,604	247,904
Unrecognized cost of past service	-	(79)	-	-	(79)

Net actuarial liability to be recognized	533,948	144,136	(7,039)	9,655	680,700

Decrease of 50% on Actuarial Assets (*)	-	-	3,519	-	3,519

Net actuarial Assets/Liabilities recognized on balance sheet	533,948	144,136	(3,520)	9,655	684,219

	2006

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Present value of actuarial liabilities with cover	2,384,612	593,381	122,230	50,117	3,150,340
Fair value of plan's assets	(1,909,458)	(472,333)	(165,387)	(41,562)	(2,588,740)

Present value of liabilities exceeding fair value of assets	475,154	121,048	(43,157)	8,555	561,600

Adjustments due to deferments allowed
Unrecognized actuarial losses (gains)	160,282	48,014	43,169	3,387	254,852
Unrecognized cost of past service	-	(90)	-	-	(90)

Net actuarial liability to be recognized	635,436	168,972	12	11,942	816,362

Actuarial gains in excess of 10% of the Plan's liabilities or assets not recognized as of December 31, 2007 will have to be recognized by means of amortization during the remaining useful lives of the plan's participants.

The changes in net actuarial liabilities are as follows:

	2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Net actuarial liability at the beginning of the year	635,436	168,972	12	11,942	816,362
Income recognized in income statement	(36,023)	(6,418)	(3,532)	(914)	(46,887)
Sponsor's Contributions during the period	(65,465)	(18,418)	-	(1,373)	(85,256)

Net actuarial liability at the end of the period	533,948	144,136	(3,520)	9,655	684,219

Other contributions	8,056	258	27,810	181	36,305

TOTAL	542,004	144,394	24,290	9,836	720,524

Current	45,034	14,234	4,016	1,200	64,484
Non current	496,970	130,160	20,274	8,636	656,040

	542,004	144,394	24,290	9,836	720,524

	2006

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Net actuarial liability at the beginning of the year	701,581	158,016	1,313	13,350	874,260
Assets added to the consolidated due to acquisition of equity interests (note 1)	-	-	378	-	378
(Income) Expense recognized in income statement	10,434	32,592	(1,586)	139	41,579
Sponsor's Contributions during the period	(76,579)	(21,636)	(93)	(1,547)	(99,855)

Net actuarial liability at the end of the period	635,436	168,972	12	11,942	816,362

Other contributions	8,988	451	34,387	132	43,958

TOTAL	644,424	169,423	34,399	12,074	860,320

Current	59,070	17,964	8,262	1,380	86,676
Non current	585,354	151,459	26,137	10,694	773,644

	644,424	169,423	34,399	12,074	860,320

The external actuary's estimate of the revenues to be recognized in 2008 and the revenues recognized in 2007, is as follows :

	2008 Estimated

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Cost of service	1,083	4,574	1,236	106	6,999
Interest on actuarial liabilities	268,186	66,472	16,010	5,702	356,370
Expected return on assets	(335,556)	(82,021)	(23,373)	(7,455)	(448,405)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	(1,239)	-	(1,239)

Subtotal	(66,287)	(10,964)	(7,366)	(1,647)	(86,264)
Expected contributions from participants	(31)	(1,400)	-	(139)	(1,570)

Subtotal expense (income)	(66,318)	(12,364)	(7,366)	(1,786)	(87,834)

Decrease of 50% on Prepaid Pension Expense (*)	-	-	3,683	-	3,683

Total	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)

	2007 Realized

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Cost of service	1,046	4,091	900	88	6,125
Interest on actuarial liabilities	259,511	65,088	11,323	5,454	341,376
Expected return on assets	(296,545)	(73,701)	(15,336)	(6,456)	(392,038)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	(3,859)	-	(3,859)

Subtotal	(35,988)	(4,511)	(6,972)	(914)	(48,385)
Expected contributions from participants	(35)	(1,907)	-	-	(1,942)

Subtotal expense (income)	(36,023)	(6,418)	(6,972)	(914)	(50,327)

Decrease of 50% on Prepaid Pension Expense (*)	-	-	3,440	-	3,440

Total	(36,023)	(6,418)	(3,532)	(914)	(46,887)

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

The expenses (revenues) were recorded in the following accounts in the statement of operations :

	2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Operating Cost	(36,023)	(6,418)	(3,532)	(914)	(46,887)

Total	(36,023)	(6,418)	(3,532)	(914)	(46,887)

	2006

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Operating Cost	(5,744)	(192)	(1,586)	52	(7,470)
Operating Expenses	-	-	-	(240)	(240)
Extraordinary Item net of Tax Effects	10,677	21,637	-	245	32,559
Taxation of Extraordinary Item	5,501	11,147	-	82	16,730

Total	10,434	32,592	(1,586)	139	41,579

The extraordinary item recorded in 2006 refers to the plan deficit as of December 31, 2001, on adoption of CVM nº 371, which was deferred and amortized in subsequent years, to December 31, 2006.

The principal premises considered in the actuarial calculations on the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and		RGE
CPFL Geração

	2008	2007	2008	2007

Nominal discount rate for actuarial liabilities:	10.24% p .a.	11.30% p .a.	10.24% p.a.	9.392% p.a.
Nominal Return Rate on Assets:	(*)	(**)	12.32% p.a.	9.392% p.a.
Estimated Rate of nominal salary increase:	6.08% p .a.	7.10% p .a.	6.08% p.a.	5.264% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p .a.	5.0% p .a.	4.0% p.a.	3.2% p.a.

	AT-83	GAM83	AT-83	GAM83
General biometric mortality table:
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	0.30 / (Service time + 1)

(*) CPFL Paulista and CPFL Geração 14.82% p.a. and CPFL Piratininga 14.14% p.a.
(**) CPFL Paulista and CPFL Geração 15.95% p.a. and CPFL Piratininga 15.80% p.a.

(18) REGULATORY CHARGES

	Consolidated

	2007	2006

Fee for the Use of Water Resources	2,327	-
Global Reverse Fund - RGR	5,741	3,793
ANEEL Inspection Fee	1,873	1,759
Fuel Consumption Account - CCC	27,195	70,802
Energy Development Account - CDE	31,560	28,659

	68,696	105,013

(19) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Non current

	2007	2006	2007	2006

ICMS (State VAT)	294,760	282,510	-	-
PIS (Tax on Revenue)	11,668	11,368	-	838
COFINS (Tax on Revenue)	52,910	49,286	249	3,862
IRPJ (Corporate Income Tax)	186,480	122,313	12,140	25,765
CSLL (Social Contribution Tax)	39,846	39,854	4,140	9,276
Other	18,429	17,427	-	-

Total	604,093	522,758	16,529	39,741

(20) RESERVE FOR CONTINGENCIES

	Consolidated

	2007				2006

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor

Various (a)	66,610	51,443	15,167	35,184	70,736	47,597	23,139	13,799

Civil

General Damages (b)	14,716	12,670	2,046	20,509	13,535	9,922	3,613	9,023
Tariff Increase (c)	15,872	4,068	11,804	5,998	24,207	11,686	12,521	4,769
Energy Purchased (d)	40,809	28,168	12,641	-	40,809	28,167	12,642	-
Other	9,792	8,610	1,182	14,308	7,563	6,310	1,253	9,743

	81,189	53,516	27,673	40,815	86,114	56,085	30,029	23,535

Tax

FINSOCIAL (e)	18,171	18,171	-	33,603	17,926	17,926	-	33,149
Increase on basis - PIS and COFINS	2,592	-	2,592	301	1,053	-	1,053	301
Interest on Shareholders’ Equity -
PIS and COFINS (f)	46,811	-	46,811	-	26,045	-	26,045	-
Income Tax (g)	52,400	32,323	20,077	375,267	43,993	23,753	20,240	1,532
Other (h)	8,280	3,423	4,857	12,874	3,205	-	3,205	9,530

	128,254	53,917	74,337	422,045	92,222	41,679	50,543	44,512

Total	276,053	158,876	117,177	498,044	249,072	145,361	103,711	81,846

	Consolidated

	2006	Assets added to the consolidated due to acquisition of equity interests	Addition	Reversal	Payment	Monetary Restatement	2007

Labor	70,736	1,788	7,461	(5,227)	(8,148)	-	66,610
Civil	86,114	797	26,149	(16,918)	(15,020)	67	81,189
Tax	92,222	6,150	28,528	(3,015)	(42)	4,411	128,254

Reserve for Contingencies - Gross	249,072	8,735	62,138	(25,160)	(23,210)	4,478	276,053

Escrow Deposits (1) + (2)	227,207	6,131	478,520	(47,418)	(26,029)	18,509	656,920

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a) Labor: The principal labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims). Under the terms of the Bandeirante spin-off protocol, the subsidiary CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by CPFL Piratininga, while corporate litigation prior to the date of the spin-off, October 1, 2001, is assumed in the proportion to the percentage of the controlling shareholders prior to the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

b) Personal damages: Mainly refer to claims for indemnities. These cases include claims relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

c) Tariff increase: Corresponds to various claims by industrial consumers against the subsidiaries CPFL Paulista and CPFL Piratininga as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

d) Energy purchased: As result of the loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL. The subsidiaries filed a lawsuit on the grounds of disagreement with the physical amounts established by the Agency, alleging a discrepancy in the calculations and making monthly escrow deposits of the amounts in question.

e) FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) PIS and COFINS – Interest on Shareholders’ Equity: at the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders’ equity.

g) Income tax: For the subsidiary CPFL Piratininga, the entry refers to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ. In the case of the subsidiary RGE, it refers to a request for suspension of a decision of the Federal Revenue Office, in order to considering the deductibility of amounts paid to supplement the retirement provisions of beneficiaries of Fundação ELETROCEEE.

h) Other - Tax: Refers to other suits in progress at the judicial and administrative levels and of a regulatory nature resulting from the subsidiaries' operations, relating to INSS, FGTS and SAT tax issues.

i) Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions on similar cases considered to be probable or remote. Consequently, no alowances were provided. The claims relating to possible losses as of December 31, 2007 were as follows: (i) R$ 211,432 for labor cases (R$ 168,847 as of December 31, 2006); (ii) R$ 398,739 for civil cases relating to personal injuries, environmental damages and tariff increases (R$ 421,474 as of December 31, 2006); and (iii) R$ 466,769 referring to claims on tax issues, principally Income Tax, ICMS (VAT), PIS and COFINS (R$ 327,475 as of December 31, 2006).

j) Other - Escrow Deposits - Income Tax: refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees of the subsidiary CPFL Paulista in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. After consulting the Brazilian Federal Income Office, the subsidiary CPFL Paulista obtained a favorable answer in Note MF/SRF/COSIT/GAB nº 157 of April 9, 1998, and used the tax deductibility of the expense, thereby generating tax loss carryforwards in that year. In March 2000, CPFL Paulista was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit to permit continuity of the discussions, the Company made an escrow deposit of R$ 360,255 (R$ 373,116 restated to December 31, 2007). Based on the updated position of the legal counsel in charge of this case, the risk of loss continues to be classified as remote.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(21) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Non-Current

	2007	2006	2007	2006

Consumers and Concessionaires (a)	55,724	50,927	-	-
Liability Regulatory (note 3)	150,360	49,816	137	732
Energy Efficiency Program - PEE (b)	45,241	40,102	59,853	44,387
Research & Development - P&D (b)	34,280	25,435	44,535	38,049
National Scientific and Technological Development Fund - FNDCT (b)	24,220	25,610	3,257	5,868
Energy Research Company - EPE (b)	12,264	34,626	1,113	-
Fund for Reversal	-	-	17,751	17,750
Advances (c)	11,475	7,780	82,597	-
Interest on Compulsory Loan (d)	3,954	3,998	-	-
Emergency Charges (ECE/EAEE) (e)	4,466	10,386	-	-
Provision for Environmental Expenses	778	-	3,684	13,321
Payroll	9,617	3,951	-	-
Profit sharing (note 28)	23,893	20,832	-	-
Other	51,451	30,269	6,565	7,836

Total	427,723	303,732	219,492	127,943

a) Consumers and Concessionaires: Refers to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers or joined in a program named “Programa de Universalização”. Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga.

b) Research and Development and Energy Efficiency Programs (PEE, P&D, FNDCT and EPE) – The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. This amounts are subject to monthly restatement, at the SELIC rates, to realization.

c) Advances: Current balances refers to advances made by consumers to carry out work and services. Non-current refers to the contribution made exclusively by the shareholder Chapecoense to Foz do Chapecó. The subsidiary CPFL Geração will contribute funds relating to its participation in proportion to the requirements of the Foz do Chapecó Project.

d) Interest on Compulsory Loans: Refers to funds passed on by Eletrobrás to industrial consumers.

e) Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”) – Refers to the tariff charges relating to the contracting of emergency capacity and energy collected from consumers up to January 2006 and passed on to Comercializadora Brasileira de Energia Emergencial (“CBEE”).

(22) SHAREHOLDERS’ EQUITY

The participations of the shareholders in the Company’s Equity as of December 31, 2007 and 2006 are shown below:

	Amount of shares

	2007		2006

	Common		Common
Shareholders	Shares	Interest %	Shares	Interest %

VBC Energia S.A.	136,329,808	28.41	139,002,673	28.97
521 Participações S.A.	149,233,727	31.10	149,230,373	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.66
BNDES Participações S.A.	27,465,653	5.72	24,789,436	5.17
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	-	11	-
Executive Officers	30,964	0.01	31,657	0.01
Other Shareholders	77,714,111	16.19	77,569,017	16.16

Total	479,910,938	100.00	479,756,730	100.00

22.1 Capital Increase- The Extraordinary General Meeting of the Company and the subsidiary RGE, held on December 18, 2007, approved the merger of all the common shares of RGE’s minority shareholders in the equity of CPFL Energia by an increase of R$ 6,385 in the Company’s capital, through the issue of 154,208 common shares (Note 12).

22.2 Interest on Shareholders’ Equity and Dividend

	Parent Company

	2007	2006

Interest on Shareholders’ Equity Payable	445	457

Dividend Payable
VBC Energia S.A.	204,217	209,163
521 Participações S.A.	223,547	224,553
Bonaire Participações S.A.	90,947	91,358
BNDES Participações S.A.	41,143	37,302
Other Shareholders	170,335	163,965

Subtotal	730,189	726,341

Total	730,634	726,798

During 2007, the Company made a payment of R$ 1,557,428 in respect of the dividends declared on December 31, 2006 and June 30, 2007.

In July 2007, the Company's Board of Directors approved the declaration and payment of interim dividends of R$ 842,375, corresponding to R$ 1.755837558 per share, on the results of the first half-year of 2007.

22.3 – Allocation of Net Income for the Year

The Company’s By-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, the Company’s management is proposing distribution of the remaining balance of the net income, through the declaration of R$ 718,889 in the form of dividends, corresponding to R$ 1.497964530 per share, as shown below:

Net Income – Parent Company	1,643,436
Legal Reserve constituted	(82,172)

Net Income Adjusted	1,561,264
Interim Dividend	(842,375)
Proposed dividend	(718,889)

Retained Earnings	-

22.4 – Capital reserve

Refers to gain on selling of treasury shares. The treasury shares derived from the exercise by shareholders of the right to withdraw, at the time of the merger of the shares of the non-controlling shareholders. The shares were sold on February 8, 2006, resulting in a gain of R$ 16, recorded as a Capital Reserve.

(23) OPERATING REVENUES

	Consolidated

	No. of Consumers (*)		GWh (*)		R$ mil

	2007	2006	2007	2006	2007	2006
Revenue from Eletric Energy Operations

Consumer class
Residential	5,368,159	4,937,060	10,766	9,489	4,555,313	3,922,483
Industrial	87,091	81,178	16,692	16,882	4,123,411	3,662,592
Commercial	483,934	448,440	6,509	5,779	2,494,199	2,145,111
Rural	264,642	236,792	2,511	1,966	482,039	369,114
Public Administration	40,767	36,786	972	862	352,223	303,339
Public Lighting	4,882	2,560	1,284	1,152	276,622	241,337
Public Services	6,292	5,640	1,590	1,472	448,637	390,015

Billed	6,255,767	5,748,456	40,324	37,602	12,732,444	11,033,991
Own Consumption	714	628	30	25	-	-
Unbilled (Net)	-	-	-	-	(32,826)	75,361
Emergency Charges - ECE/EAEE	-	-	-	-	48	3,052
Realization of Extraordinary Tariff Adjustment (note 3 a)	-	-	-	-	(223,510)	(257,983)
Realization of Free Energy (note 3 a)	-	-	-	-	(76,487)	(103,406)
Tariff Review - Remuneration Base (note 3 b.1)	-	-	-	-	8,301	26,970
Realization of Tariff Review - Remuneration Base (note 3 b.1)	-	-	-	-	(41,834)	98,010
Tariff Review - Depreciation (note 3 b.1)	-	-	-	-	6,310	10,402
Realization of Tariff Adjustment - Depreciation - (note 3 b.1)	-	-	-	-	(36,324)	-
Tariff Adjustment - Purchase of electric energy from Itaipu (note 3.b.3)	-	-	-	-	-	15,152
Realization of Tariff Adjustment -Purchase of electric energy from Itaipu (note 3.b.3)	-	-	-	-	(13,052)	(35,615)
Tariff Adjustment -Other (note 3.b.3)	-	-	-	-	26,768	25,642
Realization of Tariff Adjustment -Other (note 3.b.3)	-	-	-	-	(39,212)	(3,122)
PIS and COFINS - Generators Pass-Through (note 3.b.3)	-	-	-	-	(7,579)	(39,367)
Realization PIS and COFINS - Generators Pass-Through (note 3.b.3)	-	-	-	-	13,370	14,089
Discount of Tariff Adjustment TUSD and Irrigation (note 3.b.3)	-	-	-	-	77,489	46,792
Realization of discount of Tariff Adjustment TUSD and Irrigation (note 3.b.3)	-	-	-	-	(38,690)	(10,688)

ELECTRICITY SALES TO FINAL CONSUMERS	6,256,481	5,749,084	40,354	37,627	12,355,216	10,899,280

Furnas Centrais Elétricas S.A.			3,026	3,026	298,818	273,480
Other Concessionaires and Licensees			3,842	3,484	284,983	200,376
Current Electric Energy			1,863	951	99,141	26,673

ELECTRICITY SALES TO WHOLESALER			8,731	7,461	682,942	500,529

Revenue due to Network Usage Charge - TUSD					799,634	691,896
Low Income Consumer´s Subsidy (note 3 d)					13,934	23,835
Other Revenue and Income					355,658	111,512

OTHER OPERATING REVENUES					1,169,226	827,243

Total					14,207,384	12,227,052

* Information not reviewed by the independent accountants

See Note 3 (a) (Free Energy) and Note 12.5 (Differentiated rights – BAESA) in respect of accounting records involving other revenue and income.

(24) COST OF ELECTRIC ENERGY

	Consolidated

	GWh (*)		R$ Mil

Electricity Purchased for Resale	2007	2006	2007	2006

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	10,990	10,761	982,990	886,087
Furnas Centrais Elétricas S.A.	1,207	892	88,598	63,161
CESP - Cia Energética de São Paulo	1,071	372	83,999	26,291
Cia de Geração de Energia Elétrica do Tietê	377	387	32,631	32,800
Duke Energy Inter. Ger. Paranapanema S.A.	1,195	939	116,076	88,614
Tractebel Energia S.A.	8,110	6,690	1,006,452	801,003
Petróleo Brasileiro S.A. Petrobrás	1,717	1,717	195,924	198,584
EMAE - Empresa Metropolitana de Águas e Energia	28	20	1,951	1,351
Cia Estadual Energia Elétrica - CEEE	96	69	7,260	4,304
AES Uruguaiana Ltda.	1,244	1,119	163,188	123,883
Câmara de Comercialização de Energia Elétrica - CCEE	783	589	108,429	18,660
Other	2,856	1,739	305,757	168,367
	29,674	25,294	3,093,255	2,413,105
Energy Purchased in the Free Market - ACL	18,488	20,773	1,313,965	1,375,919

	48,162	46,067	4,407,220	3,789,024
Deferral/Amortization liquid effect - CVA	-	-	96,014	4,105
Surplus of Energy (note 3 b.3)	-	-	(74,041)	8,643
Return of consumer - Tariff adjustments (note 3 b.3)	-	-	26,213	-
PIS and COFINS - Generators Pass-Through (note 3 b.3)	-	-	-	(39,256)
Credit of PIS and COFINS	-	-	(403,666)	(343,319)
Others	-	-	540	-

Subtotal	48,162	46,067	4,052,280	3,419,197

Electricity Network Usage Charge

Basic Network Charges	-	-	631,665	563,910
Charges for Transmission from Itaipu	-	-	66,602	62,013
Connection Charges	-	-	63,380	35,594
System Service Charges - ESS	-	-	5,016	21,039
	-	-	766,663	682,556
Net effect of deferral and amortization - CVA	-	-	1,738	167,628
Credit of PIS and COFINS	-	-	(65,620)	(76,107)

Subtotal	-	-	702,781	774,077

Total	48,162	46,067	4,755,061	4,193,274

* Information not reviewed by the independent accountants

(25) OPERATING EXPENSES

	Parent company		Consolidated

	2007	2006	2007	2006

Sales Expenses

Personnel	-	-	55,388	47,897
Materials	-	-	2,444	9,931
Outside Services	-	-	59,669	31,721
Allowance for Doubtful Accounts	-	-	47,534	83,324
Depreciation and Amortization	-	-	9,977	7,078
Collection Tariffs and Services	-	-	47,570	50,090
Other (note 3 a)	-	-	205,471	14,190

Total	-	-	428,053	244,231

General and Administrative Expenses
Personnel	1,833	1,032	115,537	102,639
Materials	81	78	5,548	5,258
Outside Services	15,489	13,808	149,450	130,126
Leases and Rentals	99	74	4,397	3,852
Depreciation and Amortization	100	8	20,386	18,311
Publicity and Advertising	4,925	2,313	11,644	8,657
Legal, Judicial and Indemnities	363	392	24,574	29,229
Donations, Contributions and
Subsidies	19	120	7,324	4,005
Other	1,566	1,109	15,044	12,332

Total	24,475	18,934	353,904	314,409

Other Operating Expenses
Inspection Fee	-	-	21,258	17,942
RTE and Free Energy Losses	-	-	9,735	1,038
Other Operating Expenses	-	-	3,430	407

Total	-	-	34,423	19,387

Goodwill Amortization	-	-	32,660	12,962

Total Operating	24,475	18,934	849,040	590,989

See Note 3a for the amounts recorded in other selling expenses in relation to the writing off of free energy accounts receivable.

(26) FINANCIAL INCOME (EXPENSE)

	Parent Company		Consolidated

Financial Income	2007	2006	2007	2006

Income from Financial Investments	31,459	44,473	106,635	132,397
Arrears of interest and fines	-	-	111,057	92,003
Interest on Prepaid Income and Social Contribution
Taxes	2,829	3,726	18,823	17,116
Monetary and Exchange Variations	111	43,371	(1,319)	39,741
Interest - CVA and Parcel "A"	-	-	68,300	106,817
Discount on purchase of ICMS credit	-	-	14,557	13,503
Interest - Extraordinary Tariff Adjustment (note 3 a)	-	-	20,542	51,488
Interest on Intercompany Loans	112	252	-	-
Dividends received from noncontrolling investments	87	4,590	87	4,667
PIS and COFINS - increase in the calculation base	-	-	(20)	122,140
PIS and COFINS of Interest on Equity	(17,761)	(13,135)	(17,761)	(14,760)
Other	4,233	2,859	59,112	72,523

Subtotal	21,070	86,136	380,013	637,635
Interest on shareholder´s equity	191,869	142,000	-	-

TOTAL	212,939	228,136	380,013	637,635

Financial Expense

Debt Charges	(33,108)	(683)	(526,423)	(535,072)
Banking Expenses	(5,371)	(4,300)	(81,175)	(65,507)
Monetary and Exchange Variations	(33,641)	(31,617)	(109,095)	(141,437)
Other	(2,727)	(1,570)	(33,921)	(46,082)

Subotal	(74,847)	(38,170)	(750,614)	(788,098)
Goodwill Amortization	(111,798)	(86,438)	(143,646)	(138,882)
Interest on shareholder´s equity	-	-	(141)	-

Total	(186,645)	(124,608)	(894,401)	(926,980)

Net financial expenses	26,294	103,528	(514,388)	(289,345)

Increase in PIS and COFINS - The income of R$ 122,140 recorded in 2006 refers to reversal of the contingent liability and recording of tax credits to be offset, due to the favorable ruling on the appeal filed by the subsidiaries, challenging the legality of the increase in the calculation base for PIS and COFINS contributions.

(27) NON-OPERATING INCOME (EXPENSE)

	Parent Company		Consolidated

	2007	2006	2007	2006

Non-operating income
Gain on disposal of property, plant and equipment	-	-	2,310	2,283
Gain on disposal of equity in subsidiaries	3,309	62,747	3,309	69,112
Inventory adjustment	-	-	196	-
Other	-	-	572	2,482

Subtotal	3,309	62,747	6,387	73,877

Non-operating expenses
Loss on demobilization of property, plant and equipment	-	-	(23,749)	(15,932)
Loss on disposal of property, plant and equipment	-	-	(5,650)	(2,974)
Losses due to non-utilization of studies and designs	(4,185)	-	(5,914)	(754)
Inventory adjustment	-	-	(278)	-
Other	-	(2,398)	(1,443)	(4,380)

Subtotal	(4,185)	(2,398)	(37,034)	(24,040)

Total	(876)	60,349	(30,647)	49,837

On September 4, 2006, the Company disposed of all its shares in COMGÁS. The investment was recorded at the acquisition cost of R$ 27,152, and sold for R$ 89,899, resulting in capital gain recorded as non-operating income, of R$ 62,747.

(28) EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. An amount of R$ 28,699 was recorded in 2007 in the consolidated financial statements (R$ 33,392 in 2006). After the prepayment in 2007, a balance of R$ 23,893 is provisioned in the consolidated financial statements (Note 21).

(29) SEGMENT INFORMATION

	Distribution	Generation	Commercialization	Other (*)	Total

2007
Revenues	12,997,175	701,217	1,877,936	-	15,576,328
(-) Intersegment revenues	(11,557)	(371,990)	(985,397)	-	(1,368,944)
Income from Electric Energy Service	2,223,109	469,815	353,119	(24,494)	3,021,549
Depreciation and Amortization	333,716	73,437	1,388	139,620	548,161
Net Income	-	-	-	-	1,643,436
Equity in Subsidiaries	1,376,349	280,020	239,860	(39,260)	1,856,969
Total Assets (**)	9,459,588	3,804,689	255,772	2,075,720	15,595,769
Parent Company Goodwill, allocated by segment	1,608,173	46,519	-	26	1,654,718
Capital Expenditures	680,267	445,334	7,082	74	1,132,757
Reserve for Contingencies (Liability)	69,295	4,191	-	43,691	117,177

2006
Revenues	11,257,014	506,223	1,834,123	-	13,597,360
(-) Intersegment revenues	(7,980)	(224,132)	(1,138,196)	-	(1,370,308)
Income from Electric Energy Service	1,757,488	396,253	275,771	(18,913)	2,410,599
Depreciation and Amortization	323,310	64,587	242	86,575	474,714
Net Income	-	-	-	-	1,404,096
Equity in Subsidiaries	1,073,508	165,252	188,398	21,785	1,448,943
Total Assets (**)	10,048,436	3,173,930	180,891	645,524	14,048,781
Parent Company Goodwill, allocated by segment	1,399,989	49,867	(1,337)	(109)	1,448,410
Capital Expenditures	526,954	265,881	4,295	105	797,235
Reserve for Contingencies (Liability)	75,209	2,852	-	25,650	103,711

(*) Other - Refers basically to CPFL Energia after eliminations of balances with related parties
(**) The goodwill created in an acquisition, net the amortization, recorded in CPFL Energia was allocated to the respective segments.

(30) RELATED PARTY TRANSACTIONS

Transactions with related parties are carried out under normal market conditions and showed the following accumulated balances and changes in 2007 and 2006:

	Consolidated

	ASSET		LIABILITY		REVENUE		EXPENSE		PURCHASES

Companies	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Banco Votorantim S.A.
Short-term Financial Investments	46.412	32.212	-	-	6.942	902	-	-	-	-
"Swap"	-	-	-	-	6	-	1.823	547	-	-

Construções e Comércio Camargo Correa S.A.
Property, plant and equipment Purchases	-	-	3.901	14.883	-	-	-	-	63.183	115.379
Advances to suppliers	1.300	-	-	-	-	-	-	-	-	-

Camargo Correa Equipamentos e Sistemas
Property, plant and equipment Purchases	-	-	-	155	-	-	-	-	5.511	1.772

Cimento Rio Branco S.A.
Property, plant and equipment Purchases	-	-	655	993	-	-	-	-	14.467	9.209
TUSD	-	-	-	-	13.392	12.504	-	-	-	-
Sale of Energy	5	-	-	-	100	58.756	-	-	-	-

Camargo Correa Cimentos S.A.
Sale of Energy	963	1.233	-	-	7.770	7.733	-	-	-	-

Companhia Brasileira de Aluminio
Property, plant and equipment Purchases	-	-	533	237	-	-	-	-	3.955	1.649
Material Purchases	-	-	-	3	-	-	7.161	4.289	-	-
Advances to suppliers	-	-	8.790	7.666	-	-	-	-	-	-
Sale of Energy	45	2.139	-	-	43.112	11.930	-	-	-	-

Indústrias Votorantim S.A.
TUSD	-	-	-	-	19.481	17.277	-	-	-	-
Sale of Energy	-	-	-	-	-	48.073	-	-	-	-

Votorantim Metais
Property, plant and equipment Purchases	-	-	706	281	-	-	-	-	5.691	6.323
Advances from customers	-	-	7.762	6.770	-	-	-	-	-	-
Sale of Energy	71	-	-	-	19.264	-	-	-	-	-

Votorantim Celulose e Papel
TUSD	-	-	-	-	16.758	16.913	-	-	-	-
Sale of Energy	-	-	-	-	-	54.263	-	-	-	-

Votocel Filmes Flexíveis Ltda
TUSD	-	-	-	-	6.782	7.162	-	-	-	-

Votorantim Comercial de Energia Ltda
Sale of Energy	6.100	-	-	-	24.865	-	-	-	-	-

a) Short-term financial investments - Exclusive investment fund, remunerated based on the variation of the CDI and with daily liquidity.

b) Loans and Financing - Loans contracted under normal market conditions.

c) Acquisition of Property, plant and equipment - Acquisition of equipment for use in distribution and transmission.

d) Energy Sales - Income from electric energy sales.

e) Purchase of Materials - Materials for use and consumption.

f) TUSD - Revenue due to Network Usage Charge

(31) INSURANCE

The insurance coverage maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance polices cover the following:

		Consolidated

DESCRIPTION	TYPE OF COVER	2007	2006

Property, Plant and	Fire, Lightning, Explosion,
Equipment	Machinery breakdown and	1,936,162	1,361,841
	Electrical Damage
Transport	National Transport	43,700	43,000
Stored Materials	Fire, Lightning, Explosion	36,700	12,000
	and Robbery
Automobiles		81,488
	Comprehensive Cover		3,001
Civil Liability	Electric Energy Distributors	32,998	30,000
Personnel	Group Life and Personal	106,747
	Accidents		114,078
Other	Other	35,268	42,530

TOTAL (*)		2,273,063	1,606,450

(*) Information not reviewed by the independent accountants

(32) FINANCIAL INSTRUMENTS AND OPERATING RISKS

32.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect their business are the following:

Exchange Rate Risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The Company and its subsidiaries generally protect themselves against the risks of raising funds in foreign currency by contracting swap operations, so that the liabilities are indexed to the variation in the CDI (Note 15). The Company’s subsidiaries are also exposed in their operations to exchange variations in the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses, as mentioned in Note 3. These operations are recorded on the accrual basis and in accordance with the conditions of the contractual instrument.

Interest Rate Risk: This risk is derived from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. For the loans taken out in local currency, the Company and its subsidiaries set against regulatory assets restated in accordance with the variation in the SELIC rate. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the Company and its subsidies as low due to the fragmentation of the number of costumers and the policy of collections and supplies cuts to defaulting costumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall could reduce the volume of water in the reservoirs of the power plants and result in losses based on the increase in costs of purchasing energy or a reduction in revenues with the adoption of a new rationing program, like the one in 2001. Due to the current level of the reservoirs, the National Electric Energy System Operator (“ONS"), does not envisage another rationing program in 2008.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation and others. These covenants have been complied with and do not limit the capacity to operate normally.

32.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, to monitor the risks and current rates in relation to those used in the market.

The principal financial asset and liability instruments of the Company and its subsidiaries, as of December 31, 2007, are described below, together with the criteria for their valuation and appraisal in the financial statements:

Cash and Banks: Comprise cash, bank accounts and short-term cash investments. The market value of these assets approximates to the amounts stated in the balance sheets (note 4).

Regulatory Assets and Liabilities: Basically comprise the Extraordinary Tariff Adjustment, Free Energy, Parcel “A”, Assets and Liabilities relating to Review and Adjustment Tariff, low income subsidy and others. These credits and debits are derived from the effects of the 2001 rationing plan and other amounts relating to the deferral of tariff costs and gains and changes in the tax legislation. These amounts are valued at book value, in accordance with criteria defined by ANEEL, with the characteristics described in note 3.

Loans and Financing: Are valued in accordance with the criteria stipulated in the contracts, with the characteristics defined in note 15.

Debentures: The debentures issued by the subsidiaries are traded on the market and are valued in accordance with the criteria stipulated at the time of issue, according to the characteristics defined in note 16.

Investments in subsidiaries: The Company has investments valued in accordance with the equity method in companies whose stock is traded on the capital markets. Company management considers that the trading value of these shares does not represent the market value of the respective companies, given the reduced volume of transactions in this stock.

The carrying values of the principal financial instruments of the Company and the subsidiaries as of December 31, 2007 and 2006, compared with market fundraising costs, as defined above, are as follows:

	Parent Company

	2007		2006

	Book	Fair Value	Book	Fair Value
	Value		Value

Loans and Financing (note 15)	183,756	181,642	8,406	8,555
Debentures (note 16)	465,983	474,493	-	-
Derivatives (note 15)	47,935	51,724	40,141	39,981

Total	697,674	707,859	48,547	48,536

	Consolidated

	2007		2006

	Book	Fair Value	Book	Fair Value
	Value		Value

Loans and Financing (note 15)	3,813,001	3,695,602	3,163,523	3,198,518
Debentures (note 16)	2,434,613	2,466,855	2,004,875	2,086,807
Derivatives (note 15)	175,744	188,560	74,758	77,137

Total	6,423,358	6,351,017	5,243,156	5,362,462

The estimated market value of these financial instruments of the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted towards the end of 2007 and 2006 and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(33) LEGISLATION CHANGES - AMENDMENTS TO LAW 6.404/76 - LAW 11.638/07

Law 11.638/07 was enacted on December 28, 2007, amending, revoking and introducing additional provisions in Brazilian Company Law (Law 6.404/76) relating to disclosure and preparation of Financial Statements. These changes came into effect as from January 1, 2008 and are summarized below:

a) Pre-fixed financial assets and liabilities should be adjusted to present value, if the effects are relevant;
b) Certain financial instruments and derivatives should be recorded at a fair value;
c) Recording of assets and liabilities should be recorded at market value in the case of mergers, amalgamations or spin-offs between unrelated parties.
d) Substitution of Statement of Changes in Financial Position - DOAR by the Statement of Cash Flows and mandatory disclosure of the Statement of Value-added;
e) Inclusion of new subgroups of accounts as Intangible in assets and the Adjustment of Equity Valuation Account in Shareholders’ Equity;

The Law also requires the rules issued by the CVM to be in line with international accounting standards, based on the IASB rules.

The Company has already adopted some of the policies established by the new Law, such as disclosure of the Statements of Cash Flow (Appendix I) and the Statement of Value-Added (Appendix II) and is analyzing the impact of the other changes required by the law, which are to be applied in full during 2008, pursuant to the rules published by the regulatory authorities.

(34) SUBSEQUENT EVENTS

On January 29, 2008, ANEEL provisionally adjusted the tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista in accordance with the table below, in relation to the tariff adjustment and to the financial components not included in the periodic tariff review.

	CPFL Santa	CPFL	CPFL	CPFL Leste	CPFL Sul
	Cruz	Jaguari	Mococa	Paulista	Paulista

Verified revenue	213,312	87,989	54,148	77,145	92,390

Parcel "A"	124,331	68,585	30,989	42,854	58,690

Gross interest on capital	14,894	4,880	3,658	11,696	7,745
Depreciation rate	10,594	2,492	1,816	4,322	4,230
Reference company	42,555	11,794	13,419	16,581	19,602
Default	1,463	220	126	187	225

Parcel B	69,506	19,386	19,019	32,786	31,802

Income required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492

(-) Other income	(1,291)	(291)	(411)	(569)	(860)

Income required	192,546	87,680	49,597	75,071	89,632

Financial components	5,013	(1,079)	1,366	777	(524)

Financial repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%
Financial components	2.60%	-1.23%	2.75%	1.04%	-0.58%
Total repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%

Factor "Xe"	0.22%	2.10%	0.24%	1.07%	1.31%

CPFL Energia S.A.
APPENDIX I
Statement of Cash Flows
For the fiscal years ended December 31, 2007 and 2006
( Stated in thousands of Reais )

	Parent Company		Consolidated

	2007	2006	2007	2006

OPERATING CASH FLOW
Income for the period	1,643,436	1,404,096	1,643,436	1,404,096
Adjustments to reconcile net income to cash derived from
operations
Non-controlling shareholders' interest	-	-	5,194	173
Monetary restatement of rationing regulatory assets	-	-	(85,333)	(108,391)
Provision for losses on rationing regulatory assets	-	-	9,735	1,038
2003 Tariff review	-	-	62,938	(138,825)
2005 and 2006 Tariff adjustment	-	-	18,950	6,217
Other regulatory assets	-	-	28,148	(5,231)
Low income consumers’ subsidy	-	-	(13,934)	(23,835)
Depreciation and amortization	111,898	86,446	548,161	474,714
Reserve for contingencies	20,473	14,685	12,062	(86,117)
Interest and monetary and exchange changes	(44,700)	(32,461)	(96,424)	(23,775)
Unrealized losses (gains) on derivative contracts	(16,861)	15,901	101,981	(919)
Pension plan costs	-	-	(46,887)	38,026
Equity in subsidiaries	(1,856,969)	(1,448,943)	-	-
Loss (gain) on the write-off of permanent assets and investment	(3,309)	(62,747)	24,288	(35,969)
Deferred taxes - assets and liabilities	(8,197)	(8,949)	48,444	82,610
Research and development and energy efficiency programs	-	-	(6,570)	27,411
Other	-	-	2,274	(1,023)
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	273,006	265,306
Dividend and interest on equity received	1,588,054	1,122,363	-	-
Recoverable taxes	25,536	53,015	30,308	34,193
Financial Investments	(11,095)	110,416	(88,525)	260,575
Deferred tariff costs variations	-	-	171,264	204,357
Escrow deposits	-	(7)	(400,547)	(38,171)
Other operating assets	(4,233)	49	(37,268)	29,089

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	7,642	4,479	1,149	(90,378)
Taxes and social contributions payable	(18)	(16,334)	62,561	4,451
Deferred tariff gains variations	-	-	57,451	2,666
Other liabilities with employee pension plans	-	-	(93,226)	(104,715)
Interest on debts - accrued and paid	22,173	119	1,588	(36,380)
Interest on debts - incorporated interest	-	-	27,146	70,105
Regulatory charges	-	-	(39,162)	68,082
Other operating liabilities	(1,976)	1,231	25,359	18,736

CASH FLOWS PROVIDED BY OPERATIONS	1,471,854	1,243,359	2,247,567	2,298,116

INVESTMENT ACTIVITIES
Acquisition of investments (net of cash & cash equivalents)	(2,582)	(415,000)	(383,816)	(593,000)
Decrease in investments on subsidiaries	12,400	20,628	-	-
Increase in property, plant and equipment	(74)	(101)	(1,132,757)	(797,235)
Financial investments	-	-	(51,520)	(18,916)
Redemption of financial investments	31,045	24,754	33,549	27,847
Advance energy purchase agreements	-	-	(28,378)	(81)
Increase in special obligations	-	-	65,917	49,426
Additions (reduction) to deferred charges	(6,136)	(335)	(8,536)	(12,733)
Sale of permanent assets	2,635	89,899	24,091	94,308
Advances for future capital increase	(409,368)	(300)	-	-

UTILIZATION OF CASH IN INVESTMENTS	(372,080)	(280,455)	(1,481,450)	(1,250,384)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	916,250	14,082	2,551,090	2,124,163
Integralization of capital	-	-	271	-
Payments of loan and debentures	(473,250)	-	(1,451,590)	(2,220,076)
Advances for future capital increase	-	-	82,597	-
Dividend and interest on equity paid	(1,557,428)	(1,089,653)	(1,560,952)	(1,090,259)
Sales of treasury shares	-	24	-	24
Intercompany loans to subsidiaries and associated companies	(5,031)	-	-	-

UTILIZATION OF CASH IN FINANCING	(1,119,459)	(1,075,547)	(378,584)	(1,186,148)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,685)	(112,643)	387,533	(138,416)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	25,429	138,072	540,364	678,780

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	5,744	25,429	927,897	540,364

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	1,297	516	477,972	452,896
Interest paid	18,712	476	331,252	490,965
Transactions with no cash effects:
Advances for future capital increase through assumption of debts of
subsidiary	202,728	-	-	-
Dividendos de controlada reinvestido	100,641	-	-	-

	December 31,	December 31,	December 31,
	2007	2006	2005
CASH AND CASH EQUIVALENTS

PARENT COMPANY
Balance according to Corporation Law	17,803	26,393	249,452
Reclassification - FAS 95 (1)	(12,059)	(964)	(111,380)

Adjusted balance	5,744	25,429	138,072

Consolidated
Balance according to Corporation Law	1,106,308	630,250	1,029,241
Reclassification - FAS 95 (1)	(178,411)	(89,886)	(350,461)

Adjusted balance	927,897	540,364	678,780

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short term cash investments which, while having immediate liquidity, have maturity dates of more than 90 days, with early redemption subject to their market value, are subject to reclassification to Financial Investments.

APPENDIX II
Added Value Statements
For the fiscal years ended December 31, 2007 and 2006
( in thousands of Brazilian Reais )

		Parent Company		Consolidated

		2007	2006 (*)	2007	2006 (*)

1 -	Revenues	(876)	60,349	14,119,468	12,192,527

	1.1 Operating Revenues	-	-	14,207,384	12,227,052
	1.2 Provision for losses on the Realization of Regulatory Assets	-	-	(9,735)	(1,038)
	1.3 Allowance for Doubtful Accounts	-	-	(47,534)	(83,324)
	1.4 Nonoperating Income (Expense)	(876)	60,349	(30,647)	49,837

2-	( - ) Inputs	(22,443)	(17,820)	(6,061,072)	(5,173,242)

	2.1 - Electricity Purchased for Resale	-	-	(5,224,347)	(4,612,700)
	2.2 - Outsourced Services	(15,489)	(13,808)	(352,101)	(281,551)
	2.3 - Material	(81)	(78)	(59,592)	(56,223)
	2.4 - Other	(6,873)	(3,934)	(419,365)	(201,374)
	2.5 - Cost of Service Rendered	-	-	(5,667)	(21,394)

3-	Gross Added Value (1 + 2)	(23,319)	42,529	8,058,396	7,019,285

4-	Retentions	(111,898)	(86,446)	(563,399)	(482,479)

	4.1 - Depreciation and Amortization	(100)	(8)	(387,093)	(330,635)
	4.2 - Goodwill Amortization	(111,798)	(86,438)	(176,306)	(151,844)

5-	Net Added Value Generated (3 + 4)	(135,217)	(43,917)	7,494,997	6,536,806

6-	Added Value Received in Transfer	1,895,800	1,548,214	392,600	528,801

	6.1 - Financial Income	38,831	99,271	397,794	528,974
	6.2 - Equity in Subsidiaries	1,856,969	1,448,943	-	-
	6.3 - Non-Controlling Shareholder's Equity	-	-	(5,194)	(173)

7-	Added Value to be Distributed (5 + 6)	1,760,583	1,504,297	7,887,597	7,065,607

8-	Distribution of Added Value
	8.1 - Personnel and Charges	1,612	908	315,394	352,733
	8.2 - Taxes, Fees and Contributions	45,960	65,349	5,249,604	4,624,713
	8.3 - Interest and Rentals	69,575	33,944	679,163	684,065
	8.4 - Dividend	1,561,264	1,333,891	1,561,264	1,333,891
	8.5 - Retained Income for the Year	82,172	70,205	82,172	70,205

		1,760,583	1,504,297	7,887,597	7,065,607

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report and the Financial Statements for Fiscal Year 2007, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated February 6, 2008, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, February 27, 2008.

Paulo Midena		Fernando Dias Gomes

Susana Hanna Stiphan Jabra		Francisco Djalma de Oliveira

Enéias de Assis Rosa Ferreira

Wilson P. Ferreira Junior
Chief Executive Officer

Reni Antonio da Silva	José Antonio de Almeida Filippo
Vice President of Strategy and Regulation	Chief Financial Officer and
Head of Investor Relations

Paulo Cezar CoelhoTavares	Hélio Viana Pereira
Vice President of Energy Management	Vice President of Distribution

Miguel Normando Abdalla Saad
Vice President of Generation

BOARD OF DIRECTORS

Luiz Aníbal de Lima Fernandes
Chairman

Cecília Mendes Garcez Siqueira
Vice Chairman

Board Members
Francisco Caprino Neto	Otávio Carneiro de Rezende

Milton Luciano dos Santos	Martin Roberto Glogowsky

ACCOUNTING DIVISION

Antônio Carlos Bassalo	Sérgio Luiz Felice
Accounting Director	Accounting Manager
CRC 1SP085131/O-8	CRC 1SP192767/O-6

SUMMARY

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	HEAD OF INVESTOR RELATIONS	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	4
03	01	INCOME STATEMENT	6
04	01	STATEMENTS OF CHANGES IN FINANCIAL POSITION	8
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2007 TO Dec 31, 2007	10
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2006 TO Dec 31, 2006	11
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM Jan 01, 2005 TO Dec 31, 2005	12
06	01	CONSOLIDATED BALANCE SHEET - ASSETS3	13
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	15
07	01	CONSOLIDATED INCOME STATEMENT	17
08	01	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION	19
09	01	INDEPENDENT AUDITORS’ REPORT	21
10	01	MANAGEMENT REPORT	24
11	01	NOTES TO THE FINANCIAL STATEMENT	56

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.